                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-42107

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 1998
          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 24, 1997

                                3,000,000 SHARES

                             BELCO OIL & GAS CORP.

[BELCO OIL & GAS CORP. LOGO]

                      $       CONVERTIBLE PREFERRED STOCK
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)

                             ---------------------

     The $          Convertible Preferred Stock, par value $.01 per share (the
"Preferred Stock"), of Belco Oil & Gas Corp., a Nevada corporation ("Belco" or the "Company"), is convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock, par value $.01 per share (the
"Common Stock"), of the Company, at an initial conversion rate of      shares of
Common Stock for each share of Preferred Stock (equivalent to a conversion price
of $          per share of Common Stock), subject to adjustment in certain events. The outstanding Common Stock is listed on the New York Stock Exchange under the symbol "BOG". On February 23, 1998, the last sale price of the Common Stock on the New York Stock Exchange was $18 1/4 per share.

     The Preferred Stock is redeemable at any time on and after             ,
2001, at the option of the Company, in whole or in part, initially at a
redemption price of $          per share, and thereafter at prices decreasing
ratably annually to $          per share on and after             , 2001, plus
accrued and unpaid dividends. Dividends on the Preferred Stock will accrue and are cumulative from the date of issuance and are payable quarterly commencing June 15, 1998. See "Description of Preferred Stock". Robert A. Belfer, the Company's Chairman and Chief Executive Officer, and members of his family have agreed to purchase 600,000 shares of Preferred Stock in this offering (the "Offering").

     Application will be made to list the Preferred Stock on the New York Stock Exchange under the proposed symbol "BOG Pr".

     SEE "RISK FACTORS" BEGINNING ON PAGE S-11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE PREFERRED STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                            INITIAL PUBLIC    UNDERWRITING    PROCEEDS TO
                                                            OFFERING PRICE    DISCOUNT(1)     COMPANY(2)
                                                            --------------    ------------    -----------
Per Share.................................................        $                $               $
Total(3)..................................................        $                $               $

---------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $300,000 payable by the Company.

(3) The Company has granted to the Underwriters an option for 30 days after the date of this Prospectus Supplement to purchase up to an additional 450,000 shares of Preferred Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to the Company will be $         ,
    $         and $         , respectively. See "Underwriting".

                             ---------------------

    The shares of Preferred Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York on or about
    , 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                             ---------------------

          The date of this Prospectus Supplement is             , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED STOCK AND THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus Supplement. Unless the context requires otherwise, all references in this Prospectus Supplement to "Belco" or the "Company" refer to Belco Oil & Gas Corp. and its consolidated subsidiaries. The pro forma information included in this Prospectus Supplement gives effect to the 1997 Acquisition (as defined herein) described below in "-- Recent Developments." Certain terms relating to the oil and gas business are defined in "Glossary of Oil and Gas Terms."

THE COMPANY

     Belco Oil & Gas Corp. is an independent energy company engaged in the exploration for and the acquisition, exploitation, development and production of natural gas and oil primarily in the Rocky Mountains, the Permian Basin, the Mid-Continent region and the Austin Chalk Trend. Since its inception in April 1992, the Company has grown its reserve base largely through a balanced program of exploration and development drilling and through acquisitions. The Company concentrates its activities primarily in four core areas in which it has accumulated detailed geologic knowledge and has developed significant management and technical expertise. Additionally, the Company structures its participation in natural gas and oil exploration and development activities to minimize initial costs and risks, while permitting substantial follow-on investment. In November 1997, the Company completed a significant acquisition by purchasing Coda Energy, Inc. ("Coda"). See "-- Recent Developments."

     The Company has achieved substantial growth in reserves, production, revenues and EBITDA since 1992. Belco's estimated proved reserves have increased at a compound annual growth rate of 55%, from 67 Bcfe as of December 31, 1992 to 604 Bcfe as of December 31, 1997. Average daily production has increased from 4 MMcfe per day in 1992 to approximately 217 MMcfe per day for the nine months ended September 30, 1997 on a pro forma basis. Similarly, the growth in the Company's EBITDA has been substantial, increasing from $2.9 million for the year ended December 31, 1992, to $105.5 million for the year ended December 31, 1996. The Company's pro forma EBITDA for the nine months ended September 30, 1997 was $104.4 million. The Company's low cost structure is evidenced by its general and administrative expenses of $0.06 per Mcfe and lease operating expenses of $0.14 per Mcfe in 1996. For the three years ended December 31, 1996, the Company's operating cash inflows per Mcfe averaged $1.65 and its finding costs averaged approximately $0.80 per Mcfe.

     The Company's operations are currently focused in the Rocky Mountains, primarily in the Green River (which includes the Moxa Arch Trend), Wind River and Big Horn Basins, the Permian Basin in west Texas, the Mid-Continent region in Oklahoma and north Texas, and the Austin Chalk Trend in both Texas and Louisiana. At December 31, 1997, the Company had estimated proved reserves of 604 Bcfe with a pre-tax Present Value of $505 million (exclusive of $5.5 million related to price risk management activities). As of December 31, 1997, Belco held or controlled approximately 2.1 million gross (975,000 net) undeveloped acres and had an interest in approximately 2,866 gross (1,768 net) wells of which Belco operated 1,777.

BUSINESS STRENGTHS

     The Company believes that it has certain strengths that provide it with significant competitive advantages, including the following:

          Proven Growth Record. The Company has generated consistent growth through a balanced exploration and development program and through acquisitions. From January 1, 1993 through December 31, 1997, the Company's compounded annual growth in proved reserves was 60%. For the period January 1, 1994 through September 30, 1997, production increased by 52% and EBITDA increased by 67% on a historical compounded annual basis.

          Successful Drilling Record. Since inception through September 30, 1997, the Company has drilled 566 gross (238 net) wells of which 494 gross (210 net) were producing at September 30, 1997.

          Substantial Drilling Inventory. The Company has spent in excess of $75 million since January 1, 1996 to increase its acreage position from approximately 330,000 gross (146,000 net) undeveloped acres to approximately 2.1 million gross (975,000 net) undeveloped acres at December 31, 1997. The Company believes that this acreage position will provide it with significant drilling opportunities for at least the next three years.

          Acquisition and Exploitation Activities. The Company continuously reviews potential acquisitions of proved producing properties, including properties with significant development potential. While the Company's Houston division has historically grown through exploration and development activity, the Company's Dallas division focuses its operations on identifying and implementing property acquisitions and the subsequent exploitation and development of the acquired properties. From January 1, 1992 through December 31, 1997, the Company's Dallas division made 12 significant acquisitions and numerous smaller incremental acquisitions, identified, engineered and implemented nine new waterfloods, drilled 333 wells, converted 255 wells to water injection and increased proved reserves at a compound annual growth rate of approximately 22%.

          Strategic Alliances. The Company has formed strategic alliances with experienced industry partners such as Amoco Production Company, Union Pacific Resources Group, OXY USA, Snyder Oil Company and Tom Brown, Inc. In cases where the Company is not the operator, the alliance has been structured to enable the Company to become integrally involved with the drilling and production decision making process. These strategic alliances also provide the Company with the benefits of shared technological expertise, while affording the Company the opportunity to diversify risk.

          High Operating Margins. The Company's drilling success, its high impact wells and low cost structure have enabled it to generate a pre-tax gross cash margin (unhedged oil and gas sales less general and administrative and operating expenses), on a pro forma basis, of $1.79 per Mcfe for the nine months ended September 30, 1997. This margin compares favorably to an average of $1.32 per Mcfe experienced by public companies which the Company believes are peer companies (based on publicly filed industry data) for the same period.

          Experienced and Committed Management. Belco's senior management team has extensive experience in the oil and gas industry. In particular, the Company's Chairman and Chief Executive Officer, Robert A. Belfer, began his career in the oil and gas industry in 1958 with Belco Petroleum Corporation ("BPC"), which grew to become a Fortune 500 company with operations primarily in the Rocky Mountains and offshore Peru. In 1983, BPC merged with InterNorth, a predecessor of Enron Corp. The Company's experienced technical staff includes nine petroleum engineers, six production engineers, eleven geologists and one geophysicist, who have, on average, over 23 years of experience in the oil and gas industry. Mr. Belfer has agreed to purchase 250,000 shares of Preferred Stock in the Offering. Following completion of the Offering, Mr. Belfer and his family will own approximately 77% of the outstanding shares of the Common Stock and 20% of the outstanding shares of the Preferred Stock.

BUSINESS STRATEGY

     The key elements of the Company's strategy are as follows:

          Pursue a Balanced Drilling Program. Belco believes that there are significant exploratory, exploitation and development opportunities in the acreage positions that the Company has assembled in the Rocky Mountains, the Permian Basin, the Mid-Continent region and the Austin Chalk Trend. The Company has identified more than three years of drilling inventory based on its existing holdings. In addition, the Company has other exploitation and development opportunities which it plans to pursue. For the nine months ended September 30, 1997 on a pro forma basis, the Company made capital expenditures for drilling operations and leasehold acquisitions of approximately $127.5 million (before property sales of approximately $18 million to third parties), and the Company estimates fourth quarter capital expenditures will exceed $30 million. The Company currently has budgeted $170 million for capital expenditures for drilling operations and for producing property and leasehold acquisitions in 1998.

          Pursue Selective Acquisitions. The Company continually reviews potential acquisitions of oil and gas properties or businesses that complement its existing operations and that provide long term growth opportunities. The Company focuses its attention on potential acquisitions principally within its core operating areas or in areas that may establish a new core area and generally have (i) high working interests; (ii) long lived reserves; (iii) operational control or the ability to exercise significant influence over operations; and (iv) significant development potential.

          Utilize Advanced Technology. The Company extensively uses advanced technology, including equipment designed specifically for drilling deep horizontal wells, the application of innovative hydraulic fracturing techniques, 3-D seismic and state-of-the-art enhanced recovery techniques. To date, the Company has acquired approximately 154 square miles of 3-D seismic data and 58,535 thousand miles of 2-D seismic data in its core geographic areas.

          Maintain Low Cost Structure. The Company's management team is focused on maintaining a low cost structure to maximize cash flow and earnings. As part of this strategy, the Company focuses on core operating areas where it can achieve economies of scale. The Company believes that maintaining its low cost structure is one of the factors that has allowed the Company to have profitable operations in volatile pricing environments.

          Reduce Commodity Price Volatility. The Company engages in a wide variety of commodity price risk management transactions with the objective of achieving more predictable revenues and cash flows and reducing its exposure to fluctuations in natural gas and oil prices.

          Maintain Financial Flexibility. The Company is committed to maintaining financial flexibility in order to pursue exploration and development activities and to pursue selective acquisitions. The Company has funded its growth through internally generated cash flow, bank credit facilities and proceeds from debt and equity offerings. The Company intends to use the net proceeds from the Offering primarily to reduce indebtedness incurred to finance the 1997 Acquisition.

RECENT DEVELOPMENTS

     In November 1997, Belco completed the acquisition of Coda for consideration of approximately $324 million plus 1.667 million three-year warrants to purchase Common Stock at $27.50 per share (the "1997 Acquisition"). The assets acquired in the 1997 Acquisition are concentrated in the Permian Basin of west Texas and the Mid-Continent region of Oklahoma and north Texas. The 1997 Acquisition materially added to the Company's reserve base, extended the Company's reserve life from approximately 5.3 years to approximately 8 years, and established a balanced reserve mix of 51% oil and 49% natural gas. With the 1997 Acquisition, the Company established its Dallas, Texas division, which is focused on acquisition and exploitation activities, including secondary recovery operations.

     In January 1998, the Company entered into an agreement to acquire additional properties in its Permian Basin core area for $37.5 million, which the Company expects will close at the end of February 1998 (the "Permian Acquisition"). The properties consist of approximately 10.8 MMBOE of estimated proved reserves and would add approximately 11% to the Company's estimated year end 1997 reserves at a cost of approximately $3.50 per BOE, bringing total Company estimated proved reserves to approximately 669 Bcfe.

     In February 1998, the Company intends to merge Coda into Belco. After the merger, Belco will assume the obligations under the Coda Notes (as defined herein). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's executive offices are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153, and its telephone number is (212) 644-2200.

YEAR-END OPERATING RESULTS

     On February 24, 1998, the Company announced results for the quarter and year ended December 31, 1997. A summary of the information released appears in the table and discussion below. The information set forth below should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in the accompanying Prospectus. In addition, the information set forth below will be superseded in its entirety by the Company's Annual Report on Form 10-K for the year ended December 31, 1997 to be filed on or before March 31, 1998. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The financial and operating data presented below are not audited and are not necessarily indicative of the results that may be expected for future periods.

                                                   THREE MONTHS ENDED       YEAR ENDED
                                                      DECEMBER 31,         DECEMBER 31,
                                                   ------------------   -------------------
                                                     1997      1996       1997       1996
                                                   --------   -------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                             AND OPERATIONS DATA)
FINANCIAL DATA(1):
  Total revenues.................................  $ 42,367   $28,204   $126,760   $116,396
  Pro forma net income...........................  $(85,243)  $ 9,616   $(56,908)  $ 42,636
  Pro forma basic net income per common share....  $  (2.70)  $  0.30   $  (1.80)  $   1.42
  Pro forma diluted net income per common share..  $  (2.70)  $  0.30   $  (1.80)  $   1.42
  Weighted average common shares
     outstanding.................................    31,582    31,500     31,582     29,986
OPERATIONS DATA:
  Average Daily Production:
     Oil (bbls)..................................     6,291     2,407      3,547      2,169
     Natural gas (Mcf)...........................   138,451   132,274    136,193    140,134
  Average Sales Price:
     Oil (per bbl)...............................  $  18.48   $ 23.39   $  19.28   $  21.30
     Natural gas (per Mcf).......................  $   2.32   $  2.39   $   2.11   $   2.00
UNIT ECONOMICS (PER MCFE):
  Oil and gas sales revenues (unhedged)..........  $   2.48   $  2.68   $   2.26   $   2.14
  Commodity price risk management activities
     Cash........................................      (.36)      .08       (.13)      0.06
     Non-cash....................................       .43      (.70)       .02       (.17)
  Oil and gas operating expenses.................      (.38)     (.14)      (.22)      (.14)
  General and administrative.....................      (.09)     (.06)      (.07)      (.06)
  Depreciation, depletion and amortization.......      (.89)     (.82)      (.81)      (.73)
                                                   --------   -------   --------   --------
  Pre-tax operating profit(2)....................  $   1.19   $  1.04   $   1.05   $   1.10
                                                   ========   =======   ========   ========
  Gross cash margin(3)...........................  $   1.65   $  2.56   $   1.84   $   2.00
                                                   ========   =======   ========   ========

                                                   (footnotes on following page)

---------------

(1) The pro forma amounts present the Company as if it was a taxable corporation for all periods and are based on the average number of shares outstanding during the period assuming the shares issued in connection with the Combination were outstanding for all periods.

(2) The three months and year ended December 31, 1997 exclude a ceiling test writedown of $150 million (non-cash).

(3) Gross cash margin is pre-tax margin plus depreciation, depletion and amortization and includes non-cash effects of commodity price risk management activities.

     The net loss for the fourth quarter of 1997 of $85.2 million and the net loss for the year ended December 31, 1997 of $56.9 million were significantly impacted by a full cost ceiling writedown of oil and gas properties of $150 million ($98 million net of tax) in the fourth quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

                                  THE OFFERING

Securities Offered.........  3,000,000 shares of Preferred Stock (3,450,000 shares if the Underwriters' over-allotment option is exercised in full). Mr. Belfer, the Company's Chairman and Chief Executive Officer, and members of his family have agreed to purchase 600,000 shares of Preferred Stock in the Offering. See "Underwriting."

Dividends..................  Cumulative from the date of original issue at the
                             annual rate of $          per share, payable
                             quarterly commencing June 15, 1998 when, as and if declared by the Board of Directors. The Company may not have sufficient current or accumulated earnings and profits as determined for federal income tax purposes at the time it makes a distribution; in that event, distributions to corporate holders, that exceed the Company's earnings and profits, will not qualify for the dividends received deduction. See "Certain Federal Income Tax Considerations -- Dividends on Preferred Stock."

Liquidation Preference.....  $25.00 per share, plus accrued and unpaid dividends.

Conversion Rights..........  The Preferred Stock will be convertible at the option of the holder at any time, unless previously redeemed, into shares of Common Stock at an initial
                             conversion rate of           shares of Common Stock
                             for each share of Preferred Stock (equivalent to a
                             conversion price of $          per share of Common
                             Stock), subject to adjustment in certain events.
                             Until             , 2001, upon any Change of
                             Control (as defined herein) that is not a Common Stock Transaction (as defined herein), each holder of Preferred Stock shall, in the event that the Market Value (as defined herein) at such time is less than the Conversion Price, have a one time option to convert such holder's shares of Preferred Stock into shares of Common Stock at a conversion price equal to the greater of (i) Market Value of the Common Stock as of the date of the Change of Control and (ii) 66.67% of the Market Value of the Common Stock as of the date of this Prospectus Supplement. In lieu of issuing the shares of Common Stock issuable upon conversion in the event of a Change of Control, the Company may, at its option, make a cash payment equal to the Market Value of the shares of Common Stock otherwise issuable. See "Description of Preferred Stock -- Conversion Rights."

Redemption at the Option of
  the Company..............  The Preferred Stock may not be redeemed prior to
                                    , 2001. At any time on or after such date,
                             the Preferred Stock may be redeemed in whole or in part at the option of the Company initially at
                             $          per share and thereafter at prices
                             decreasing ratably to an amount equivalent to
                             $          per share on and after             ,
                             2001, in each case plus accrued and unpaid dividends, if any, to the redemption date.

Voting Rights..............  The holders of the Preferred Stock will not have any voting rights, except as required by applicable law and except that, among other things, whenever accumulated and unpaid dividends on the Preferred Stock are equal to or exceed the equivalent of six quarterly dividends payable on the Preferred Stock, the holders of the Preferred Stock, voting separately as a class with the holders of shares of any other series of parity stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors to the Board of Directors until the dividend arrearage has been paid or amounts have been set apart for such payment. Such voting rights will terminate when all accumulated and unpaid dividends have been paid in full or declared and funds set apart for payment in full. The term of office of all directors so elected will terminate immediately upon such payment or setting apart for payment. See "Description of Preferred
                             Stock -- Voting Rights."

Ranking....................  The Preferred Stock will have priority over the
                             Common Stock with respect to the payment of dividends and upon the liquidation, dissolution or winding up of the Company.

Use of proceeds............  To repay a portion of outstanding indebtedness under the Company's credit facility ($85 million at December 31, 1997), thereby creating additional borrowing capacity which, together with any remaining net proceeds, will be used to fund the Company's planned exploration and development activities and possible future acquisitions, as well as other general corporate purposes. See "Use of Proceeds."

Proposed New York Stock
  Exchange symbol..........  BOG Pr

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Preferred Stock, the uncertainty of oil and gas prices and certain risks associated with an investment in the Preferred Stock.

                              SUMMARY RESERVE DATA

    The following table sets forth summary information with respect to the Company's estimated net proved oil and gas reserves as of December 31, 1997. Information in this Prospectus Supplement as of December 31, 1997 relating to properties with 94% of the Company's estimated net proved oil and gas reserves and the estimated future net revenues attributable thereto is based upon the reserve report ("Miller and Lents Report") prepared by Miller and Lents, Ltd. ("Miller and Lents"), independent petroleum engineers. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission") and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. See "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves" and "Experts."

                                                               AS OF DECEMBER 31, 1997
                                                    ----------------------------------------------
                                                    PROVED DEVELOPED   PROVED UNDEVELOPED   TOTAL
                                                    ----------------   ------------------   ------
Estimated proved reserves:
  Gas (Bcf).......................................        226.1                71.1          297.2
  Oil (MMBbls)....................................         41.3                 9.9           51.2
Total (Bcfe)......................................        473.6               130.5          604.1
Estimated future net revenue before income taxes
  (in millions)(1)................................       $792.1              $139.9         $932.0
Present value of estimated future net revenues
  before income taxes discounted at 10% (in
  millions)(1)....................................       $442.0              $ 62.9         $504.9

---------------

(1) Estimated future net revenue before income taxes represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using average December 1997 prices, which were $2.30 per Mcf of gas and $17.28 per barrel of oil without giving effect to commodities price risk management activities accounted for as hedges. At December 31, 1997, the estimated future net revenue before income taxes and the present value of such estimated future net revenue before income taxes related to such activities were $5.9 million and $5.5 million, respectively (based on oil and gas prices in effect at December 31, 1997), which amounts have not been added to estimated future net revenue before income taxes and its present value as shown above. If such amounts were added, estimated future net revenue before income taxes would equal $798 million (Proved Developed) and $938 million (Total) and present values of such estimated future net revenues before income taxes would equal $447.5 million (Proved Developed) and $510.4 million (Total).

                    SUMMARY PRODUCTION, PRICE AND COST DATA

                                                                                   PRO FORMA(1)
                                                                                   -------------
                                                                                    NINE MONTHS
                                                       YEAR ENDED DECEMBER 31,         ENDED
                                                     ---------------------------   SEPTEMBER 30,
                                                      1994      1995      1996         1997
                                                     -------   -------   -------   -------------
Production Data:
  Oil and condensate (MBbls).......................      691       961       794        3,151
  Natural gas (MMcf)...............................   17,482    37,047    51,289       40,448
  Natural gas equivalent (MMcfe)...................   21,628    42,813    56,053       59,354
Unit Economics (per Mcfe):
  Oil and gas sales revenues (unhedged)............  $  1.86   $  1.61   $  2.14      $  2.43
  Commodity price risk management activities
     -- Cash.......................................      .03       .22       .06         (.04)
     -- Non-Cash...................................       --        --      (.17)        (.09)
  Oil and gas operating expenses...................     (.25)     (.14)     (.14)        (.55)
  General and administrative.......................     (.10)     (.06)     (.06)        (.05)
  Depreciation, depletion and amortization.........     (.65)     (.64)     (.73)       (1.09)
                                                     -------   -------   -------      -------
  Pre-tax operating profit(2)(3)...................  $  0.89   $  0.99   $  1.10      $  0.61
                                                     =======   =======   =======      =======
  Gross cash margin(4).............................  $  1.54   $  1.63   $  2.00      $  1.79
                                                     =======   =======   =======      =======

---------------

(1) Gives pro forma effect to the 1997 Acquisition as if it had occurred on January 1, 1997.

(2) Pro forma amount for nine months ended September 30, 1997 excludes a ceiling test writedown of $150 million (non-cash) or $2.53 per Mcfe.

(3) Pre-tax operating profit for the year ended December 31, 1996 excludes interest income and interest expense of $2.6 million and $0, respectively. Pro forma pre-tax operating profit for the nine months ended September 30, 1997 excludes interest income and interest expense of $3.2 million and $17.3 million, respectively.

(4) Gross cash margin is pre-tax margin plus depreciation, depletion and amortization and including non-cash effects of commodity price risk management activities.

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary historical and pro forma financial data for the Company as of and for each of the periods indicated. The following information should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements of the Company and the related notes thereto included elsewhere in this Prospectus Supplement.

                                                                                                NINE MONTHS ENDED
                                                                                                  SEPTEMBER 30,
                                                                YEAR ENDED DECEMBER 31,        --------------------
                                                             ------------------------------               PRO FORMA
                                                               1994       1995       1996        1997      1997(1)
                                                             --------   --------   --------    --------   ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Oil and gas sales........................................  $ 40,362   $ 68,767   $119,710    $ 89,742   $ 144,322
  Commodity price risk management activities...............       550      9,480     (5,967)     (7,674)     (7,674)
  Interest.................................................       195        353      2,653       2,326       3,249
                                                             --------   --------   --------    --------   ---------
Total revenues.............................................    41,107     78,600    116,396      84,394     139,897
                                                             --------   --------   --------    --------   ---------
Costs and expenses
  Oil and gas operating expenses...........................     5,510      5,824      7,847       6,657      32,391
  Depreciation, depletion and amortization.................    14,072     27,590     40,904      32,190      64,564
  Writedown of oil and gas properties(2)...................        --         --         --          --     150,000
  General and administrative...............................     2,269      2,597      3,059       2,476       3,061
  Interest.................................................        --         --         --          --      17,251
                                                             --------   --------   --------    --------   ---------
Total costs and expenses...................................    21,851     36,011     51,810      41,323     267,267
                                                             --------   --------   --------    --------   ---------
Income (loss) before taxes.................................    19,256     42,589     64,586      43,071    (127,370)
Pro forma provision (benefit) for income taxes(3)..........     5,030     13,852     21,953      14,752     (43,551)
                                                             --------   --------   --------    --------   ---------
Pro forma net income (loss)(3).............................  $ 14,226   $ 28,737   $ 42,633    $ 28,319   $ (83,819)
                                                             ========   ========   ========    ========   =========
Pro forma earnings (loss) per share(1)(4)
  Basic....................................................  $    .57   $   1.15   $   1.42    $    .90   $   (2.65)
                                                             ========   ========   ========    ========   =========
  Diluted..................................................  $    .57   $   1.15   $   1.42    $    .89   $   (2.65)
                                                             ========   ========   ========    ========   =========
Weighted Average Common Shares Outstanding.................    25,000     25,000     29,986      31,582      31,582
                                                             ========   ========   ========    ========   =========
OPERATING AND OTHER DATA:
EBITDA(5)..................................................  $ 33,328   $ 70,179   $105,490    $ 75,261   $ 104,445
Capital expenditures.......................................    52,230     71,387    142,712     101,994     127,504
Net cash provided by operating activities..................    28,126     62,037    108,059      79,041     102,781
BALANCE SHEET DATA (END OF PERIOD):
Working capital............................................  $ 14,357   $    446   $ 48,667    $142,857   $   9,058
Total assets...............................................   101,625    145,550    303,918     487,416     679,213
Long term debt, including current maturities...............     6,930     22,000         --     150,000     351,090
Total stockholders' equity.................................    89,890    105,015    233,203     261,707     174,207

---------------

(1) The pro forma statement of operations data, operating and other data and balance sheet data include pro forma adjustments to reflect the 1997 Acquisition.

(2) In the quarter ended December 31, 1997, the Company will record a non-cash $150 million ceiling test provision, which includes the effect of a non-cash $101 million "gross up" pursuant to FASB 109 attributable to the 1997 Acquisition and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) Gives pro forma effect to the application of federal and state income taxes to the Company as if it were a taxable corporation for the periods presented. 1996 excludes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the combination of ownership interests in certain entities and direct interests in oil and gas properties and certain hedge transactions (the "Combination") consummated on March 29, 1996 in connection with the Company's initial public offering.

(4) Pro forma earnings per share has been computed as if the 25,000,000 shares of Common Stock that were issued in connection with the Combination had been outstanding for all years prior to 1996.

(5) EBITDA represents income from continuing operations plus income taxes, interest expense, depletion, depreciation and amortization expense and writedown of oil and gas properties. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or a measure of liquidity. EBITDA is not a measure of financial performance prepared in accordance with generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus Supplement (including the information incorporated by reference therein), including without limitation statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties" regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, the number of anticipated wells to be drilled in 1998 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus Supplement. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  RISK FACTORS

     In addition to the other information set forth elsewhere in this Prospectus Supplement and the Prospectus, the following factors relating to the Company should be carefully considered when evaluating an investment in the Preferred Stock.

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of oil and gas imports and overall economic conditions. From time to time, oil and gas prices have been depressed by excess domestic and imported supplies. There can be no assurance that current price levels will be sustained. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may adversely affect the Company's financial condition, liquidity and results of operations and may reduce the amount of the Company's oil and natural gas that can be produced economically. Market prices for oil and gas have generally declined since December 1997. Additionally, substantially all of the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company enters into hedging transactions with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices. Any substantial or extended decline in the prices of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations.

     In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business and
Properties -- Marketing."

     Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

     This Prospectus Supplement contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon the Company's estimates and the Miller and Lents Report that rely upon various assumptions, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the Company's estimates and the Miller and Lents Report. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus Supplement. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

     Approximately 22% of the Company's total proved reserves at December 31, 1997 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the Company's estimates and the Miller and Lents Report assumes that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Business and Properties -- Oil and Gas Reserves."

     The present value of future net revenues referred to in this Prospectus Supplement should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the esti-mated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by increases in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

RESERVE REPLACEMENT

     As is customary in the oil and gas exploration and production industry, the Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company replaces its estimated proved reserves (through development, exploration or acquisition), the Company's proved reserves will generally decline as they are produced.

     Exploratory drilling and, to a lesser extent, development drilling involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The costs of drilling, completing and operating wells are uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. See "Business and Properties -- Costs Incurred and Drilling Results."

     The Company's current strategy includes increasing its reserve base through acquisitions of leaseholds with drilling potential and by continuing to exploit its existing properties. There can be no assurance, however, that the Company's exploration and development projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Business and Properties -- Oil and Gas Reserves."

CEILING LIMITATION WRITEDOWNS

     The Company reports its operations using the full cost method of accounting for oil and gas properties. Under the full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling limit", calculated at the end of each quarter, which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties, net of related tax effects. If net capitalized costs of oil and gas properties exceed the ceiling limit, the Company is subject to a ceiling limitation writedown to the extent of such excess. A ceiling limitation writedown is a charge to earnings which does not impact cash flows. However, such writedowns impact the amount of the Company's stockholders' equity. The risk that the Company will be required to write down the carrying value of its oil and gas properties increases when oil and gas prices are depressed or volatile. Application of these rules during periods of relatively low oil or gas prices, even if temporary, may result in a ceiling writedown. In addition, writedowns may occur if the Company makes additional acquisitions or has substantial downward revisions in its estimated proved reserves. The recent significant declines in oil and gas prices increase the risk that the Company is required to record a ceiling limitation writedown. See -- Volatility of Oil and Natural Gas Prices." The Company will record in its fourth quarter ended December 31, 1997 a non-cash writedown of approximately $150 million

($98 million after tax), a significant portion of which is attributable to the 1997 Acquisition. No assurance can be given that the Company will not experience additional ceiling limitation writedowns in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. The Company incurred capital expenditures of $142.7 million during 1996 and in excess of $160 million (before property sales of approximately $18 million to third parties) during 1997. The Company has budgeted $170 million for capital expenditures for producing properties and leasehold acquisitions and drilling operations in 1998. Management believes that the Company will have sufficient cash provided by operating activities, borrowings under its credit facility and any remaining proceeds from the Offering to fund planned capital expenditures in 1998. However, if revenues or cash flows from operations decrease as a result of lower oil and natural gas prices or operating difficulties, the Company may be limited in its ability to expend the capital necessary to undertake or complete its planned drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. The Company's credit facility currently limits the amounts the Company may borrow to $105 million, subject to increase or decrease based upon borrowing base adjustments. After giving effect to the application of the estimated net proceeds from the Offering, the Company will have $12.4 million of outstanding borrowings under its bank credit facility (before the consummation of the Permian Acquisition). There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ACQUISITION RISKS

     The Company continues to pursue the acquisition of oil and gas properties and businesses. Although no definitive agreements have been reached regarding any such acquisitions, if consummated such acquisitions may have a material impact on the Company's business. Any acquisition by the Company must satisfy the applicable covenants set forth in the indenture governing the Company's
8 7/8% Senior Subordinated Notes due 2007 (the "8 7/8% Indenture"), the indenture governing Coda's 10 1/2% Senior Subordinated Notes due 2006 (the "Coda Indenture") and the credit agreement (the "Credit Agreement") relating to the Company's Credit Facility (as defined herein).

     Successful acquisition of producing properties generally requires accurate assessments of (i) recoverable reserves; (ii) future oil and gas prices and operating costs; (iii) potential environmental and other liabilities; and, (iv) other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. Nevertheless, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

HOLDING COMPANY STRUCTURE

     The Company conducts all of its operations through subsidiaries. Accordingly, the Company relies on dividends and cash advances from its subsidiaries to provide funds necessary to meet its obligations, and the Company will rely upon such sources of funds to pay dividends on the Preferred Stock. The ability of any such subsidiary to pay dividends or make cash advances is subject to applicable laws and contractual restrictions, including restrictions under credit agreements between such subsidiary and third party lenders, as well as the financial condition and operating requirements of such subsidiary.

RESTRICTIONS UPON ABILITY TO PAY DIVIDENDS

     The ability of the Company to make dividend payments on the Preferred Stock will be dependent on the Company's future performance and liquidity. In addition, the Credit Agreement, the 8 7/8% Indenture and the Coda Indenture contain restrictions on the ability of the Company to pay cash dividends on its capital stock, including the Preferred Stock. The Credit Agreement permits the Company to pay cash dividends of up to $25,000,000 in the aggregate and restricts additional dividends to 50% of the Company's cumulative consolidated net income (as defined in the Credit Agreement) (or if such consolidated net income is a deficit, 100% of such deficit) from October 1, 1997, subject to increases and decreases to such cumulative amount based on other adjustments specified in the Credit Agreement. The Credit Agreement also prohibits the Company from paying cash dividends if there is a default or event of default under the Credit Agreement. The 8 7/8% Indenture permits the Company to pay cash dividends of up to $25,000,000 in the aggregate and restricts additional dividends to 50% of the Company's cumulative consolidated net income (as defined in the 8 7/8% Indenture) (or if such consolidated net income is a deficit, 100% of such deficit) from October 1, 1997, subject to increases and decreases to such cumulative amount based on other adjustments specified in the 8 7/8% Indenture. The 8 7/8% Indenture also prohibits the payment of cash dividends in the event that (i) the Company would not be permitted to incur $1.00 of additional indebtedness under the 8 7/8% Indenture at the time of a proposed dividend payment based on its inability to satisfy a fixed charge coverage ratio or (ii) there is a default or event of default under the 8 7/8% Indenture. The Company plans to merge Coda into the Company and, in connection therewith, the Company will assume the obligations of Coda, and become subject to the restrictions, under the Coda Indenture. If such merger occurs, the Coda Indenture would permit the Company to pay cash dividends of up to $5,000,000 in the aggregate and would restrict additional dividends to 50% of the Company's cumulative consolidated net income (as defined in the Coda Indenture) (or if such consolidated net income is a deficit, 100% of such deficit) from April 1, 1996, subject to increases and decreases to such cumulative amount based on other adjustments specified in the Coda Indenture. The Company believes that after the merger it will have capacity in addition to the $5,000,000 under the Coda Indenture, based on such adjustments. If such merger occurs, the Coda Indenture would also prohibit the payment of cash dividends in the event that
(i) the Company would not be permitted to incur $1.00 of additional indebtedness under the Coda Indenture at the time of a proposed dividend payment based on its inability to satisfy a fixed charge coverage ratio or (ii) there is a default or event of default under the Coda Indenture.

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

     Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs, work boats and other equipment may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

     Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or dis-charges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, many of the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance will be adequate to cover losses or liabilities. The Company cannot predict the continued availability of insurance at premium levels that justify its purchase. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and results of operations of the Company.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest may be subject to production curtailments. The curtailments may vary from a few days to several months. In most cases the Company will be provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is currently not curtailed on any of its production.

COMPETITION

     The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Business and Properties -- Competition."

RISKS OF PRICE RISK MANAGEMENT TRANSACTIONS

     In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price risk management arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange ("NYMEX"), fixed price delivery contracts and financial swaps. While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise or fall substantially over the price established by the arrangement. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected; (ii) if there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the arrangement; (iii) the counterparties to the Company's future contracts fail to perform under the contract; or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business and Properties -- Price Risk Management Transactions."

GOVERNMENTAL REGULATION

     Oil and gas operations are subject to various United States federal, state and local governmental regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The Company may also be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its current properties or properties that it has operated in the past. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company.

     Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation. In addition, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. The Company could incur substantial costs to comply with environmental laws and regulations, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its production. See "Business and Properties -- Regulation."

RELIANCE ON KEY PERSONNEL

     The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company.

     The Company is dependent upon Robert A. Belfer, the Company's Chairman and Chief Executive Officer, and Laurence D. Belfer, the Company's President and Chief Operating Officer, in addition to certain of its other executive officers. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company. The Company does not maintain key man life insurance on any of its officers or key employees. See "Management."

CONTROL BY CERTAIN STOCKHOLDERS

     Following completion of the Offering, Robert A. Belfer, his spouse, his children, his sisters, their spouses, their children and trusts for their children and grandchildren will own approximately 77% of the outstanding shares of the Common Stock and 20% of the outstanding shares of the Preferred Stock. As a result, such stockholders will be able to effectively control the outcome of certain matters requiring a stockholder vote, including the election of directors. Such ownership of Common Stock may have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of other stockholders.

CERTAIN POTENTIAL CONFLICTS OF INTERESTS

     Robert A. Belfer is a director of Enron Corp. ("Enron"). Enron, primarily through its majority owned subsidiary, Enron Oil & Gas Company ("EOG"), is involved in the exploration, development and production of oil and gas. Mr. Belfer is not a director of EOG. While the Company's activities have not historically overlapped with the activities of Enron or EOG, the Company may in the future compete for certain opportunities with Enron or EOG. To the extent any conflict from such future competition may arise, Mr. Belfer intends to excuse himself from participating in any decisions of the Board of Directors of Enron related to such opportunities.

     Coda was acquired from Joint Energy Investment Development Investments Limited Partnership ("JEDI") and certain members of Coda management. The general partner of JEDI is an affiliate of Enron. The consideration paid and issued by the Company for Coda was determined in an arms' length negotiations among the Company, Coda and the stockholders of Coda (including JEDI).

ABSENCE OF PRIOR MARKET FOR PREFERRED STOCK

     Prior to the Offering of the Preferred Stock, there has been no public market for the Preferred Stock. Application will be made to list the Preferred Stock on the New York Stock Exchange. Certain of the Underwriters have indicated that they currently intend to make a market in the Preferred Stock; however, they are not obligated to do so and any market making with respect to the Preferred Stock may be discontinued at any time without notice. See "Underwriting." The market price of the Preferred Stock can be expected to fluctuate with changes in the financial markets and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities.

                                USE OF PROCEEDS

     The estimated net proceeds to the Company from the Offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $71.6 million ($82.4 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use all of the net proceeds to repay a portion of the outstanding indebtedness under its credit facility ($85 million at December 31, 1997), thereby creating additional borrowing capacity which will be used to fund the Company's planned exploration and development activities and possible future acquisitions, as well as other corporate purposes.

     The Company's credit agreement with commercial lenders provides for a $150 million facility with a current borrowing base of $105 million that matures on September 30, 2002 (the "Credit Facility"). The borrowing base will be increased to $150 million upon the closing of the Permian Acquisition. The amount of the borrowing base at any time is determined by reference to the collateral value of the Company's proved reserves. Borrowings under the Credit Facility are unsecured and bear interest currently at a rate equal to LIBOR plus 7/8%. On December 31, 1997, the interest rate on the outstanding borrowings under the Credit Facility was 6.75% per annum. Amounts currently outstanding under the Credit Facility were incurred primarily to fund the 1997 Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth as of September 30, 1997, (i) the historical capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the 1997 Acquisition and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the Preferred Stock offered hereby and the application of the net proceeds as described in "Use of Proceeds." The table should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements and the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement.

                                                                   SEPTEMBER 30, 1997
                                                         --------------------------------------
                                                                                     PRO FORMA
                                                         HISTORICAL    PRO FORMA    AS ADJUSTED
                                                         ----------    ---------    -----------
                                                                     (IN THOUSANDS)
Senior long-term debt (including current maturities):
  Credit Facility......................................   $     --     $ 84,000      $ 12,400
  8 7/8% Senior subordinated notes due 2007............    150,000      150,000       150,000
  10.5% Senior subordinated notes due 2006, including
     unamortized premium of $7,090,000.................         --      117,090       117,090
                                                          --------     --------      --------
     Total long-term debt, including current
       maturities......................................    150,000      351,090       279,490
                                                          --------     --------      --------
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized; none outstanding historical and pro
     forma; 3,000,000 shares outstanding pro forma as
     adjusted..........................................         --           --            30
  Common stock, $.01 par value; 120,000,000 shares
     authorized; 31,582,000 shares issued and
     outstanding at September 30, 1997.................        316          316           316
  Additional paid-in capital...........................    186,807      196,807       268,377
  Retained earnings (deficit)..........................     76,563      (20,937)      (20,937)
  Unearned compensation................................     (1,204)      (1,204)       (1,204)
  Notes receivable for equity interest.................       (775)        (775)         (775)
                                                          --------     --------      --------
     Total stockholders' equity........................    261,707      174,207       245,807
                                                          --------     --------      --------
          Total capitalization.........................   $411,707     $525,297      $525,297
                                                          ========     ========      ========

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the NYSE under the symbol "BOG." The following table sets forth, on a per share basis for the periods indicated, the range of high and low sales prices of the Common Stock as reported by the NYSE during the periods shown.

                                                                HIGH        LOW
                                                              --------    -------
1996
  First Quarter (commencing March 25, 1996).................  $22.875     $21.625
  Second Quarter............................................   35.50       22.25
  Third Quarter.............................................   37.25       21.25
  Fourth Quarter............................................   29.125      23.00
1997
  First Quarter.............................................  $28.50      $18.125
  Second Quarter............................................   24.00       18.25
  Third Quarter.............................................   22.1875     18.125
  Fourth Quarter............................................   22.4375     18.25
1998
  First Quarter (through February 23, 1998).................  $19.00      $17.50

     On February 23, 1998, the last reported sale price of the Common Stock as reported on the NYSE was $18.25 per share. On December 31, 1997, the outstanding shares of the Common Stock were held by approximately 115 holders of record.

                                DIVIDEND POLICY

     For the foreseeable future, the Company anticipates that it will use any earnings generated from operations to finance the growth of the Company and that it will not pay cash dividends to holders of the Common Stock. Any future cash dividends to holders of Common Stock would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. Holders of the Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of the funds of the Company legally available therefor, annual cash
dividends at the rate of $          per share, payable quarterly in arrears on
March 15, June 15, September 15 and December 15 of each year, commencing June 15, 1998 or if such day is not a business day, the next succeeding business day. Dividends on the Preferred Stock will be cumulative from the date of original issuance. The payment of dividends on the Common Stock and the Preferred Stock is restricted by the terms of the 8 7/8% Indenture, the Coda Indenture and the Credit Agreement. See "Risk Factors -- Restrictions on Ability to Pay Dividends," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Preferred Stock -- Dividends."

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected financial data regarding the Company as of and for each of the periods indicated. The historical financial data as of and for the three years ended December 31, 1996, are derived from the financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The financial data as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996, are derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto.

                                            PERIOD FROM
                                             INCEPTION
                                             (APRIL 30,                                                  NINE MONTHS ENDED
                                              1992) TO              YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                            DECEMBER 31,   ------------------------------------------   --------------------
                                                1992         1993       1994       1995       1996        1996       1997
                                            ------------   --------   --------   --------   ---------   --------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Oil and gas sales.......................    $  3,536     $ 19,255   $ 40,362   $ 68,767   $ 119,710   $ 83,930   $  89,742
  Commodity price risk management
    activities............................          --           --        550      9,480      (5,967)     2,413      (7,674)
  Interest................................          80           57        195        353       2,653      1,849       2,326
                                              --------     --------   --------   --------   ---------   --------   ---------
  Total revenues..........................       3,616       19,312     41,107     78,600     116,396     88,192      84,394
                                              --------     --------   --------   --------   ---------   --------   ---------
Costs and expenses
  Oil and gas operating expenses..........         289        2,495      5,510      5,824       7,847      5,826       6,657
  Depreciation, depletion and
    amortization..........................         401        4,098     14,072     27,590      40,904     29,891      32,190
  General and administrative..............         424          856      2,269      2,597       3,059      2,444       2,476
                                              --------     --------   --------   --------   ---------   --------   ---------
Total costs and expenses..................       1,114        7,449     21,851     36,011      51,810     38,161      41,323
                                              --------     --------   --------   --------   ---------   --------   ---------
Income before taxes.......................       2,502       11,863     19,256     42,589      64,586     50,031      43,071
Pro forma provision for income taxes(1)...         637        1,504      5,030     13,852      21,953     17,011      14,752
                                              --------     --------   --------   --------   ---------   --------   ---------
Pro forma net income(1)(2)................    $  1,865     $ 10,359   $ 14,226   $ 28,737   $  42,633   $ 33,020   $  28,319
                                              ========     ========   ========   ========   =========   ========   =========
Pro forma earnings per share(1)(2)(3):
  Basic...................................    $    .07     $    .41   $    .57   $   1.15   $    1.42   $   1.12   $     .90
                                              ========     ========   ========   ========   =========   ========   =========
  Diluted.................................    $    .07     $    .41   $    .57   $   1.15   $    1.42   $   1.12   $     .89
                                              ========     ========   ========   ========   =========   ========   =========
Weighted Average Common Shares
  Outstanding.............................      25,000       25,000     25,000     25,000      29,986     29,476      31,582
                                              ========     ========   ========   ========   =========   ========   =========
STATEMENT OF CASH FLOWS DATA:
EBITDA(3).................................    $  2,903     $ 15,961   $ 33,328   $ 70,179   $ 105,490   $ 79,922   $  75,260
Capital expenditures......................      15,744       32,647     52,230     71,387     142,712    103,751     101,994
Cash flow from operating activities.......         729       14,351     28,126     62,037     108,059     76,713      79,041
Cash flow from investing activities.......     (13,086)     (33,698)   (52,670)   (65,133)   (143,826)   (97,757)   (134,026)
Cash flow from financing activities.......      14,115       18,708     30,376     (2,299)     77,684     77,339     150,000
BALANCE SHEET DATA:
Working capital...........................    $  1,184     $  3,108   $ 14,357   $    446   $  48,667   $ 62,779   $ 142,857
Total assets..............................      19,671       50,248    101,625    145,550     303,918    281,098     487,416
Long-term debt, including current
  maturities..............................          --           --      6,930     22,000          --         --     150,000
Total stockholders' equity................      16,617       47,188     89,890    105,015     233,203    223,483     261,707

---------------

(1) Gives pro forma effect to the application of federal and state income taxes to the Company as if it were a taxable corporation for the periods presented. 1996 excludes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the Combination consummated on March 29, 1996 in connection with the Company's initial public offering.

(2) Does not give pro forma effect to the 1997 Acquisition.

(3) Pro forma earnings per share has been computed as if the 25,000,000 shares of Common Stock that were issued in connection with the Combination had been outstanding for all years prior to 1996.

(4) EBITDA represents income from continuing operations plus income taxes, interest expense, depletion, depreciation and amortization expense and writedown of oil and gas properties. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or a measure of liquidity. EBITDA is not a measure of financial performance prepared in accordance with generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in the understanding of the Company's historical financial position and results of operations for each year in the two year period ended December 31, 1996 and for the nine months ended September 30, 1997 and 1996. The following discussion is based on the Company's historical financial results and, except as indicated, does not include a discussion of the pro forma results related to the 1997 Acquisition. The Company's Condensed Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus Supplement should be referred to in conjunction with the following discussion. In addition, reference is made to the Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus Supplement, which give effect to the 1997 Acquisition.

OVERVIEW

     Since its inception in April 1992, the Company has grown rapidly, with substantially all of its growth coming "through the drill bit" and the 1997 Acquisition. The Company's participation in exploration and development activities in the Moxa Arch Trend of Wyoming and in the Austin Chalk Trend in the Giddings Field of Texas are principally responsible for the substantial expansion of production, revenues and reserves since the Company's inception.

     On November 26, 1997, in the 1997 Acquisition the Company acquired all of the outstanding capital stock of Coda, an independent energy company that is principally engaged in the acquisition and exploitation of producing oil and natural gas properties. Coda's properties are principally located in the Permian Basin of west Texas and the Mid-Continent region of Oklahoma and north Texas. The 1997 Acquisition approximately doubled the Company's reserve base to 604 Bcfe at December 31, 1997, extended the Company's reserve life from approximately 5.3 years to approximately 9 years, and established a balanced reserve mix of approximately 51% oil and 49% natural gas.

     The Unaudited Pro Forma Consolidated Financial Statements report pro forma oil and gas revenues (unhedged) for the combined entities of $144.3 million for the nine month period ended September 30, 1997. For the same period, pro forma volumes of natural gas and oil production for the combined entities are reported at 40.4 Bcf and 3.15 MMBO (million barrels of oil), respectively. For the first nine months of 1997, pro forma natural gas production represented approximately 63% of total production on an Mcfe basis, with the remaining 37% represented by oil production.

     The Company has accounted for the 1997 Acquisition using the purchase method of accounting for business combinations. In accordance with the Statement of Financial Accounting Standards Board No. 109 ("FASB 109"), the Company will record, in the fourth quarter ended December 31, 1997, a one-time non-cash deferred tax liability of approximately $101 million to reflect the difference between the tax basis of Coda's assets and liabilities and the amounts recorded for financial reporting purposes for such assets and liabilities.

     Based on the Company's year-end 1997 estimated proved reserves, the Company will record in the fourth quarter ended December 31, 1997 a non-cash ceiling test provision of approximately $150 million ($98 million after tax). The ceiling test provision includes the effect of the non-cash $101 million FASB 109 "gross up" attributable to the 1997 Acquisition on the Company's full cost pool at December 31, 1997 and the PV10 value of year-end 1997 reserves, which were significantly impacted by lower product prices when compared to year-end 1996 prices, among other items.

     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate. These prices are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, and there can be no assurance that oil and natural gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and natural gas prices could have a material adverse effect on the Company's financial position, results of operations and access to capital, as well as the quantities of natural gas and oil reserves that the Company may economically produce. Natural gas produced is sold under contracts that primarily reflect spot market conditions for their particular area. The Company markets its oil with other working interest owners on spot price contracts and typically receives a premium compared to the price posted for such oil.

     The Company utilizes commodity swaps and options and other commodity price risk management transactions for a portion of its oil and natural gas production to achieve a more predictable cash flow and to reduce its exposure to price fluctuations. The Company accounts for these transactions as hedging activities or uses mark-to-market accounting for those contracts that do not qualify for hedge accounting. As of December 31, 1997, the Company had various natural gas and oil price risk management contracts in place with respect to substantial portions of its estimated production for 1998 and 1999 and with respect to lesser portions of its estimated production for thereafter. The Company expects from time to time to either add to or reduce the amount of price risk management contracts that it has in place in keeping with its price risk management strategy.

     The following table sets forth certain operations data of the Company for the periods presented:

                                                                         NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                         ----------------------------    -----------------
                                          1994      1995       1996       1996      1997
                                         -------   -------   --------    -------   -------
Oil and Gas Sales (in thousands)(1)....  $40,362   $68,767   $119,710    $83,930   $89,742
Weighted Average Sales Prices
  (Unhedged):
  Oil (per Bbl)........................  $ 16.48   $ 17.35   $  21.30    $ 20.36   $ 19.92
  Gas (per Mcf)........................  $  1.67   $  1.42   $   2.00    $  1.84   $  2.04
Net Production Data:
  Oil (MBbls)..........................      691       961        794        575       716
  Gas (MMcf)...........................   17,482    37,047     51,289     39,252    36,973
  Gas equivalent (MMcfe)...............   21,628    42,813     56,053     42,702    41,269
Data per Mcfe:
  Oil and gas sales revenues
     (unhedged)........................  $  1.86   $  1.61   $   2.14    $  1.97   $  2.17
  Commodity price risk management
     activities -- Cash................      .03       .22        .06        .06     (0.05)
          -- Non-Cash..................       --        --       (.17)        --     (0.14)
  Oil and gas operating expenses.......     (.25)     (.14)      (.14)      (.14)     (.16)
  General and administrative...........     (.10)     (.06)      (.06)      (.06)     (.06)
  Depreciation, depletion and
     amortization......................     (.65)     (.64)      (.73)      (.70)     (.78)
                                         -------   -------   --------    -------   -------
  Pre-tax operating profit(2)..........  $  0.89   $  0.99   $   1.10    $  1.13   $  0.98
                                         -------   -------   --------    -------   -------
Number of wells drilled or drilling:
  Gross................................       87       118         80         60        94
  Net..................................       22        34         34         26        46

---------------

(1) Oil and gas sales exclude results related to commodity price risk management activities reported separately.

(2) Excludes interest income and expense.

RESULTS OF OPERATIONS -- SEPTEMBER 30, 1997 COMPARED TO SEPTEMBER 30, 1996

  Revenues

     For the first nine months of 1997, oil and gas sales revenues (unhedged) increased $5.8 million, or 7%, to $89.7 million over the prior year comparable period. The revenue increase is the result of higher year to date average price realizations for natural gas (11%) while the price of oil declined by 2%. Oil production volume during the first nine months of 1997 increased 141,000 barrels, or 25%, over the prior year period due to new production from Louisiana Austin Chalk properties coming on stream. Natural gas production declined by 6% when compared to the first nine months of 1996.

     As a result of the substantial oil and gas price increases which occurred in the first quarter of 1997 (which had a positive overall impact on oil and gas sales revenues), commodity price risk management activities during the first nine months of 1997 resulted in a net pre-tax loss of $7.7 million, consisting of $2.1 million in realized losses and a $5.6 million unrealized mark-to-market loss. The impact of such activities on an Mcfe basis amounted to a net loss of $0.19 ($0.05 cash loss and non-cash loss of $0.14) and a gain of $0.06 (all cash) per Mcfe for the first nine months of 1997 and 1996, respectively.

  Costs and Expenses

     Production and Operating Expenses. Production and operating expenses including associated taxes increased 16% from $5.8 million in the first nine months of 1996 to $6.7 million for the comparable period in 1997 due mainly to the increased number of wells on line and higher costs associated with new oil wells and a growing population of older wells. Operating costs were $0.16 per Mcfe for the first nine months of 1997 when compared to $0.14 per Mcfe in the first nine months of 1996.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization ("DD&A"), for the nine months of 1997 increased 8% over the prior year comparable period, from $29.9 million to $32.2 million, primarily due to increased exploration costs and the drilling of deeper and higher cost wells.

     General and Administrative Expenses. General and administrative expenses ("G&A") increased a modest 1% in the first nine months of 1997 to $2.5 million when compared to the $2.4 million incurred in the first nine months of 1996. The rate per Mcfe for G&A costs was unchanged at $0.06.

  Income Before Income Taxes

     The Company's income before income taxes for the first nine months of 1997 decreased by approximately $7.0 million, or 14%, to $43.1 million from $50.0 million in the prior year period. The decrease over the prior year comparable period is due principally to commodity price risk management activities and, to a lesser extent, lower production.

  Income Taxes

     Income tax expenses for the first nine months of 1997 were $14.8 million utilizing an estimated effective income tax rate of 34.25%. In connection with the Combination, the Company became a taxable corporation and, as a result, was required to record a one-time, non-cash charge in the amount of $29.9 million during the first half of 1996 to establish a deferred tax liability related to prior years on its balance sheet due to the change in the tax status of the Company. At year end 1996, this estimated amount was increased to $30.1 million following the completion of related income tax returns.

RESULTS OF OPERATIONS--1996 COMPARED TO 1995

  Revenues

     Oil and natural gas sales revenues for the year 1996 (unhedged) increased 74% to $119.7 million when compared to the $68.8 million realized in 1995. The substantial increase is principally identified with the addition of new Giddings Field wells, in both the Navasota and Independence areas of the Company's operations, and higher average prices realized for both oil and natural gas. Weighted average oil and natural gas prices (unhedged) increased 23% and 41%, respectively, when compared to 1995 price realizations. Production volume in 1996 on an Mcfe basis (using 6 Mcf of gas for 1 barrel of oil) increased 31% over the prior year to 56,053 MMcfe. Daily production increased to 153,150 Mcfe for 1996 compared to 117,300 Mcfe for 1995.

     Commodity price risk management activities resulted in a pre-tax loss of $6.0 million for 1996 which included (1) a realized hedging loss of $83,000, (2) net realized losses on settlements of non-hedging transactions totaling $3.9 million, (3) net premiums received totaling $7.4 million and (4) a non-cash unrealized loss for mark-to-market accounting of $9.4 million. As a result of the substantial oil and natural gas price increases which occurred in the fourth quarter of 1996 (which had a positive impact on oil and gas sales revenues), the Company recorded a fourth quarter pre-tax loss of $8.4 million from commodity price risk management activities which included a $4.2 million non-cash charge for unrealized losses related to required mark-to-market accounting. The 1995 results of operations included pre-tax income of $9.5 million related to realized hedging gains. The impact of such activities on an Mcfe basis amounted to a loss of $0.11 ($0.06 cash gain and a non-cash loss of $0.17) and a gain of $0.22 (all cash) per Mcfe for 1996 and 1995, respectively.

     Interest income realized during 1996 was $2.7 million compared to $0.4 million for 1995 due to higher average cash balances principally attributable to the proceeds of the Company's initial public offering.

  Costs and Expenses

     Production and Operating Expenses. Production and operating expenses including associated taxes in 1996 amounted to $7.9 million, an increase of 35% over the $5.8 million incurred in the prior year. Operating costs on an Mcfe basis were flat at $0.14 per Mcfe for both 1996 and 1995. A substantial portion of the Company's natural gas production from wells drilled prior to September 1996 in the downdip Giddings Field qualifies for exemption from Texas state production taxes. This exemption will continue for production through August 31, 2001.

     Depreciation, Depletion and Amortization. DD&A costs related to oil and gas properties totaled $40.9 million for 1996, a 48% increase over the $27.6 million incurred in the 1995 comparable period. The Company's average DD&A rate per Mcfe for 1996 was $0.73 compared to a rate of $0.64 per Mcfe in 1995. The increased rate primarily reflects the higher average cost of drilling deeper wells and costs associated with the unsuccessful East Texas Cotton Valley Reef Trend exploration activities.

     General and Administrative Expenses. G&A totaled $3.1 million for 1996, net of capitalized G&A costs directly related to the Company's oil and natural gas exploration and development efforts, an 18% increase over the prior year. The increase reflects the addition of new employees hired to assist with the Company's expanding activities and additional costs incurred in connection with becoming a publicly traded entity. On an Mcfe basis, G&A costs were flat at $0.06 for both 1996 and 1995. Operations G&A expenses for 1996 in the amount of $3.1 million have been capitalized to oil and gas property accounts. The increase of $1.8 million over the 1995 comparable amount reflects the Company's rapidly expanding exploration and development efforts.

  Income Before Income Taxes

     The Company's income before income taxes for 1996 was $64.6 million, a 52% increase over the $42.6 million realized in the prior year comparable period. The increase is directly related to increased production from new well additions in the Giddings Field and substantially higher average prices realized for both oil and natural gas.

  Income Taxes

     Income tax expenses for 1996 amounted to $46.4 million. The provision for taxes includes a one-time, non-cash charge in the amount of $30.1 million that was required as a result of the Combination which changed the tax status of the Company.

RESULTS OF OPERATIONS -- 1995 COMPARED TO 1994

  Revenues

     During 1995, oil and natural gas sales revenues (unhedged) increased $28.4 million, or 70%, to $68.8 million as compared to 1994. The revenue increase is principally the result of new Giddings Field well additions in the Navasota River and Independence areas of the Company's operations. Production volume on an Mcfe basis increased to 42.8 MMcfe, representing an increase of 98% over the prior year. Natural gas production represented approximately 87% of the Company's total production on an Mcfe basis. This significant improvement in revenues was achieved despite a decline in the Company's average wellhead natural gas prices in 1995. Weighted average wellhead natural gas prices (unhedged) were down approximately 15% from 1994 prices and weighted average wellhead oil prices were up approximately 5% from 1994 prices.

     Commencing in late 1993, marketing activities associated with sales of natural gas and crude oil also included natural gas, crude oil price swap and option transactions, along with other commodity price hedging of natural gas and crude oil and condensate prices. These transactions added approximately $9.5 million to net operating revenues for 1995. The average Mcfe price realized for these transactions amounted to $0.22 per Mcfe for 1995. During 1995, revenues per Mcfe, including revenue from hedges, totaled $1.83.

  Costs and Expenses

     Production and Operating Expenses. Production and operating expenses increased 6% from $5.5 million in 1994 to $5.8 million in 1995. On an Mcfe basis, operating costs decreased 44% to $0.14 for 1995, compared to $0.25 for 1994. The decrease is due mainly to an increase in the number of highly productive wells in the Giddings Field.

     Depreciation, Depletion and Amortization. DD&A for 1995 increased 96%, from $14.1 million to $27.6 million, due to increased production. Lower well costs due to efficiencies achieved related to the Company's experience in its existing operating areas coupled with the Company's ability to achieve a higher level of reserve additions for its 1995 wells resulted in a DD&A rate of $0.64 per Mcfe for 1995, compared to $0.65 per Mcfe in 1994, a 2% reduction.

     General and Administrative Expenses. G&A for 1995 increased 14%, from $2.3 million for 1994 to $2.6 million for 1995. The higher G&A expenses for 1995 primarily relate to increases in the number of employees due to a higher level of overall activity for the Company as well as increases in employee salaries and benefits. G&A expenses totaling $1.2 million and $0.1 million have been capitalized to oil and gas property accounts for 1995 and 1994, respectively.

     Income Before Income Taxes. The Company's income before income taxes for 1995 increased by approximately $23.3 million, or 121% to $42.6 million from $19.3 million in the prior year period. Increases in revenues were generated primarily by increases in production from new well additions in the Giddings Field and were partially offset by increases in operating costs and expenses related to the new additions and lower natural gas and oil prices. Additionally, the Company realized approximately $9.5 million related to its commodity price risk management activities for 1995.

LIQUIDITY AND CAPITAL RESOURCES

  General

     On March 29, 1996, the Company successfully completed an initial public offering of 6,500,000 shares of Common Stock. The initial public offering provided the Company with approximately $113 million net of offering expenses. Proceeds from the offering were used to repay approximately $35 million of indebtedness under the Company's previous credit facility, fund capital expenditures and for other general corporate purposes. The remaining proceeds from the offering, together with cash flows from operations, were used to fund planned capital expenditures, including lease acquisitions, commitments, other working capital requirements and general corporate purposes.

     In September, 1997 the Company entered into a new five-year $150 million Credit Agreement dated September 23, 1997 (the "Credit Facility") with The Chase Manhattan Bank, N.A., as administrative agent (the "Agent") and other lending institutions (the "Banks"). The Credit Facility provides for an aggregate principal amount of revolving loans of up to the lesser of $150 million or the Borrowing Base (as defined) as in effect from time to time, which includes a subfacility from the Agent for letters of credit of up to $25 million. The Borrowing Base is currently set at $105 million and will be increased to $150 million upon consummation of the Permian Acquisition. The borrowing base will be redetermined by the Agent and the Banks semi-annually based upon their usual and customary oil and gas lending criteria as such exist from time to time. In addition, the Company may request two additional redeterminations and the Banks may request one additional redetermination per year.

     Indebtedness of the Company under the Credit Facility is secured by a pledge of the capital stock of each of the Company's material subsidiaries.

     Indebtedness under the Credit Facility bears interest at a floating rate based (at the Company's option) upon (i) the ABR with respect to ABR Loans or
(ii) the Eurodollar Rate for one, two, three or six months (or nine or twelve months if available to the Banks) Eurodollar Loans, plus the Applicable Margin. The ABR is the greater of (i) the Prime Rate, (ii) the Base CD Rate plus 1% or
(iii) the Federal Funds Effective Rate plus 1/2 of 1%. The Applicable Margin for Eurodollar Loans varies from 0.50% to 0.875% depending on the Borrowing Base usage. Borrowing Base usage is determined by a ratio of (i) outstanding Loans and letters of credit to (ii) the then effective Borrowing Base. Interest on ABR Loans will be payable quarterly in arrears and interest on Eurodollar Loans is payable on the last day of the interest period therefor and, if longer than three months, at three month intervals.

     The Company is required to pay to the Banks a commitment fee based on the committed undrawn amount of the lesser of the aggregate commitments or the then effective Borrowing Base during a quarterly period equal to a percent that varies from 0.20% to 0.30% depending on the Borrowing Base usage.

     In September 1997, the Company issued $150 million of 8 7/8% Senior Subordinated Notes due 2007 (the 8 7/8 "Notes"). Interest on the Notes accrues at the rate of 8 7/8% per annum and is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 1998. The 8 7/8 Notes mature on September 15, 2007 unless previously redeemed. Except under limited circumstances, the 8 7/8 Notes are not redeemable at the Company's option prior to September 15, 2002. Thereafter, the 8 7/8 Notes will be subject to redemption at the option of the Company, in whole or in part, at specified redemption prices, plus accrued and unpaid interest, if any, thereon to the applicable redemption date. In addition, upon a change of control (as defined in the indenture pursuant to which the 8 7/8 Notes were issued (the "8 7/8% Indenture")) the Company is required to offer and redeem the 8 7/8 Notes for cash at 101% of the principal amount, plus accrued and unpaid interest, if any, thereon to the applicable date of repurchase.

     The 8 7/8 Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Debt (as defined in the 8 7/8% Indenture) of the Company, which includes borrowings under the Credit Facility described above. The 8 7/8 Notes rank pari passu in right of payment with any existing or future senior subordinated debt of the Company and rank senior in right of payment to all other subordinated indebtedness of the Company.

     Coda has $109,000,000 principal amount outstanding of 10 1/2% Senior Subordinated Notes due 2006 (the "Coda Notes"). Interest on the Coda Notes accrues at the rate of 10 1/2% per annum and is payable semi-annually in arrears on April 1 and October 1 of each year. Except under limited circumstances, the Coda Notes are not redeemable at the Company's option prior to April 1, 2001. Thereafter the Coda Notes will be subject to redemption at specified prices, plus accrued and unpaid interest, if any, thereon to the applicable redemption date. The acquisition by the Company of Coda required Coda to make an offer to purchase the Coda Notes at a purchase price of 101% of principal amount which expired on January 9, 1998. $1 million principal amount of Coda Notes were tendered and accepted for purchase under this offer.

     The Coda Notes are general unsecured obligations of Coda and are subordinated in right of payment to all existing and future Senior Debt (as defined) of Coda, including any bank debt. The indenture pursuant to which the Coda Notes were issued (the "Coda Indenture") contains restrictions on the ability of Coda to make distributions to Belco and to incur additional indebtedness, except that Coda may incur up to $250,000,000 of bank debt under certain circumstances. The Company contributed $23,000,000 to Coda upon its acquisition to enable it to repay its bank debt in full. The Company does not intend for Coda to incur any additional debt, and intends to finance Coda's operations with Coda's cash flow from operations and advances or capital contributions from the Company.

     In February 1998, the Company intends to merge Coda and its subsidiaries into Belco. After the merger, Belco will assume the obligations under the Coda Notes and the Coda Indenture.

     In December 1997, the Company entered into two interest rate swap agreements converting two fixed rate obligations to floating rate obligations. The first agreement covers $100 million of 8.875% long-term debt (comparable to the interest rate on the 8 7/8% Notes) and obligates the Company to pay an initial rate of 8.175% through September 15, 1998. Thereafter, the rate is redetermined at each six month period through September 15, 2007. The floating rates are capped at 8.875% through September 15, 2001 and at 10% from March 15, 2002 through September 15, 2007. The second agreement covers $110 million of 10.5% long-term debt (comparable to the interest rate on the Coda Notes) and obligates the Company to pay an initial rate of 9.8881% through April 1, 1998. Thereafter, the rate is redetermined at each six month period through 2003. Floating rates on this agreement are capped at 10.5% through October 1, 1999 and 11.625% from April 1, 2000 through April 1, 2003. The two agreements will reduce the Company's interest expense by approximately $1 million through October 1, 1998.

  Cash Flow

     Net operating cash flow (pre-tax), a measure of performance for exploration and production companies, is generally derived by adjusting net income to eliminate the effects of the non-cash depreciation, depletion and amortization expense, provision for deferred income taxes and non-cash effects of commodity price risk management activities. Net operating cash flow (pre-tax) before changes in working capital was approximately $78.4 million and $78.5 million for the first nine months of 1997 and 1996, respectively. The Company had working capital amounting to $142.9 million as of September 30, 1997, a substantial increase from the $48.7 million available as of December 31, 1996. This increase is the result of the application of the net proceeds from the offering of the Notes.

  Capital Expenditures

     For 1997, the Company incurred capital expenditures in excess of $160 million, before property sales of approximately $18 million to third parties.

     The Company intends to fund its future capital expenditures, commitments and working capital requirements through cash flows from operations, borrowings under the Credit Facility or other potential financings. If there are changes in oil and natural gas prices, however, that correspondingly affect cash flows and the Borrowing Base under the Credit Facility, the Company has the discretion and ability to adjust its capital budget. The Company believes it will have sufficient capital resources and liquidity to fund its capital expenditures and meet its financial obligations as they come due.

  1997 Acquisition

     In November 1997, the Company completed the 1997 Acquisition by purchasing Coda. The Company paid an aggregate of approximately $192 million in cash ($150 million plus a $42 million adjustment for proceeds from the disposition of Taurus Energy Corp. ("Taurus"), a subsidiary of Coda, which occurred on the day prior to closing of the 1997 Acquisition) and issued warrants to purchase 1,666,667 shares of Common Stock to the holders of the outstanding common stock, preferred stock and options to purchase common stock of Coda. Concurrently with the closing of the 1997 Acquisition, the Company contributed $23 million to Coda that Coda utilized, together with the funds from the disposition of Taurus, to repay all of the debt outstanding under Coda's revolving credit facility (approximately $65 million in principal amount), plus accrued interest thereon, and such credit facility was thereafter terminated. The Company funded the cash portion of the consideration and the cash contribution to Coda through cash on hand and borrowings of $84 million under the Credit Facility.

  Commodity Price Risk Management Transactions

     Certain of the Company's commodity price risk management arrangements require the Company to deliver cash collateral or other assurances of performance to the counterparties in the event that the Company's payment obligations with respect to its commodity price risk management transactions exceed certain levels.

     With the primary objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in oil and natural gas prices, the Company has entered into price risk management transactions of various kinds with respect to both oil and natural gas. While the use of certain of these price risk management arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. The Company engages in transactions such as selling covered calls or straddles which are marked-to-market at the end of the relevant accounting period. Since the futures market historically has been highly volatile, these fluctuations may cause significant impact on the results of any given accounting period. The Company has entered into price risk management transactions with respect to a substantial portion of its estimated production for the remainder of 1998 and with respect to substantial portions of its estimated production for 1999 and 2000 and lesser amounts thereafter. The Company continues to evaluate whether to enter into additional price risk management transactions for 1998 and future years. In addition, the Company may determine from time to time to unwind its then existing price risk management positions as part of its price risk management strategy.

  Environmental Matters

     The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, which have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. There are no environmental claims pending or, to the Company's knowledge, threatened against the Company. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past noncompliance with environmental laws will not be discovered on the Company's properties.

  Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 -- "Earnings per Share" effective for interim and annual periods after December 15, 1997. This statement replaces primary earnings per share ("EPS") with a newly defined basis EPS and modifies the computation of diluted EPS. For periods prior to 1997, the Company's basic and diluted EPS computed using the requirements of SFAS 128 are the same as the Company's pro forma net income per common share.

                            BUSINESS AND PROPERTIES

GENERAL

     Belco is an independent energy company engaged in the exploration for and the acquisition, exploitation, development and production of natural gas and oil primarily in the Rocky Mountains, the Permian Basin, the Mid-Continent region and the Austin Chalk Trend. Since its inception in April 1992, the Company has grown its reserve base largely through a balanced program of exploration and development drilling and through acquisitions. The Company concentrates its activities primarily in four core areas in which it has accumulated detailed geologic knowledge and has developed significant management and technical expertise. Additionally, the Company structures its participation in natural gas and oil exploration and development activities to minimize initial costs and risks, while permitting substantial follow-on investment. In November 1997, the Company completed a significant acquisition by purchasing Coda. See
"Summary -- Recent Developments."

     The Company has achieved substantial growth in reserves, production, revenues and EBITDA since 1992. Belco's estimated proved reserves have increased at a compound annual growth rate of 55% from 67 Bcfe as of December 31, 1992 to 604 Bcfe as of December 31, 1997. Average daily production has increased from 4 MMcfe per day in 1992 to approximately 217 MMcfe per day for the nine months ended September 30, 1997 on a pro forma basis. Similarly, the growth in the Company's EBITDA has been substantial, increasing from $2.9 million for the year ended December 31, 1992, to $105.5 million for the year ended December 31, 1996. The Company's pro forma EBITDA for the nine months ended September 30, 1997 was $104.4 million. The Company's low cost structure is evidenced by its general and administrative expenses of $0.06 per Mcfe and lease operating expenses of $0.14 per Mcfe in 1996. For the three years ended December 31, 1996, the Company's operating cash inflows per Mcfe averaged $1.65 and its finding costs averaged approximately $0.80 per Mcfe.

     The Company's operations are currently focused in the Rocky Mountains, primarily in the Green River (which includes the Moxa Arch Trend), Wind River and Big Horn Basins, the Permian Basin in west Texas, the Mid-Continent region in Oklahoma and north Texas, and the Austin Chalk Trend in both Texas and Louisiana. At December 31, 1997, the Company had estimated proved reserves of 604 Bcfe with a pre-tax Present Value of $505 million (exclusive of $5.5 million related to price risk management activities). As of December 31, 1997, Belco held or controlled approximately 2.1 million gross (975,000 net) undeveloped acres and had an interest in approximately 2,866 gross (1,768 net) wells of which Belco operated 1,777.

BUSINESS STRENGTHS

     The Company believes that it has certain strengths that provide it with significant competitive advantages, including the following:

          Proven Growth Record. The Company has generated consistent growth through a balanced exploration and development program and through acquisitions. From January 1, 1993 through December 31, 1997, the Company's compounded annual growth in reserves was 60%. For the period January 1, 1994 through September 30, 1997, production increased by 52% and EBITDA increased by 67% on a historical compounded annual basis.

          Successful Drilling Record. Since inception through September 30, 1997, the Company has drilled 566 gross (238 net) wells of which 494 gross (210 net) were producing at September 30, 1997.

          Substantial Drilling Inventory. The Company has spent in excess of $75 million since January 1, 1996 to increase its acreage position from approximately 330,000 gross (146,000 net) undeveloped acres to approximately 2.1 million gross (975,000 net) undeveloped acres at

     December 31, 1997. The Company believes that this acreage position will provide it with significant drilling opportunities for at least the next three years.

          Acquisition and Exploitation Activities. The Company continuously reviews potential acquisitions of proved producing properties, including properties with significant development potential. While the Company's Houston division has historically grown through exploration and development activity, the Company's Dallas division focuses its operations on identifying and implementing property acquisitions and the subsequent exploitation and development of the acquired properties. From January 1, 1992 through December 31, 1997, the Company's Dallas division made 12 significant acquisitions and numerous smaller incremental acquisitions, identified, engineered and implemented nine new waterfloods, drilled 333 wells, converted 255 wells to water injection and increased proved reserves at a compound annual growth rate of approximately 22%.

          Strategic Alliances. The Company has formed strategic alliances with experienced industry partners such as Amoco Production Company, Union Pacific Resources Group, OXY USA, Snyder Oil Company and Tom Brown, Inc. In cases where the Company is not the operator, the alliance has been structured to enable the Company to become integrally involved with the drilling and production decision making process. These strategic alliances also provide the Company with the benefits of shared technological expertise, while affording the Company the opportunity to diversify risk.

          High Operating Margins. The Company's drilling success, its high impact wells and low cost structure have enabled it to generate a pre-tax gross cash margin (unhedged oil and gas sales less general and administrative and operating expenses), on a pro forma basis, of $1.79 per Mcfe for the nine months ended September 30, 1997. This margin compares favorably to an average of $1.32 per Mcfe experienced by public companies which the Company believes are peer companies (based on publicly filed industry data) for the same period. This peer group consists of the following companies: Barrett Resources Corp., Forcenergy Inc., Nuevo Energy Co., HS Resources, Inc., Seagull Energy Corp., United Meridian Corp., Cross Timbers Oil Co., Vintage Petroleum, Inc. and Lomak Petroleum, Inc.

          Experienced and Committed Management. Belco's senior management team has extensive experience in the oil and gas industry. In particular, the Company's Chairman and Chief Executive Officer, Robert A. Belfer, began his career in the oil and gas industry in 1958 with BPC, which grew to become a Fortune 500 company with operations primarily in the Rocky Mountains and offshore Peru. In 1983, BPC merged with InterNorth, a predecessor of Enron Corp. The Company's experienced technical staff includes nine petroleum engineers, six production engineers, eleven geologists and one geophysicist, who have, on average, over 23 years of experience in the oil and gas industry. Mr. Belfer has agreed to purchase 250,000 shares of Preferred Stock in the Offering. Following completion of the Offering, Mr. Belfer and his family will own approximately 77% of the outstanding shares of the Common Stock and 20% of the outstanding shares of the Preferred Stock.

BUSINESS STRATEGY

     The key elements of the Company's strategy are as follows:

          Pursue a Balanced Drilling Program. Belco believes that there are significant exploratory, exploitation and development opportunities in the acreage positions that the Company has assembled in the Rocky Mountains, the Permian Basin, the Mid-Continent region and the Austin Chalk Trend. The Company has identified more than three years of drilling inventory based on its existing holdings. In addition, the Company has other exploitation and development opportunities which it plans to pursue. For the nine months ended September 30, 1997 on a pro forma basis, the Company made capital expenditures for drilling operations and leasehold acquisitions of approximately $127.5 million (before property sales of approximately $18 million to third parties), and the Company estimates fourth quarter capital expenditures will exceed $30 million. The Company currently has budgeted $170 million for capital expenditures for drilling operations and producing property and leasehold acquisitions in 1998.

          Pursue Selective Acquisitions. The Company continually reviews potential acquisitions of oil and gas properties or businesses that complement its existing operations and that provide long term growth opportunities. The Company focuses its attention on potential acquisitions principally within its core operating areas or in areas that may establish a new core area and generally have (i) high working interests; (ii) long lived reserves; (iii) operational control or the ability to exercise significant influence over operations; and (iv) significant development potential.

          Utilize Advanced Technology. The Company extensively uses advanced technology, including equipment designed specifically for drilling deep horizontal wells, the application of innovative hydraulic fracturing techniques, 3-D seismic and state-of-the-art enhanced recovery techniques. To date, the Company has acquired approximately 154 square miles of 3-D seismic data and 58,535 thousand miles of 2-D seismic data in its core geographic areas.

          Maintain Low Cost Structure. The Company's management team is focused on maintaining a low cost structure to maximize cash flow and earnings. As part of this strategy, the Company focuses on core operating areas where it can achieve economies of scale. The Company believes that maintaining its low cost structure is one of the factors that has allowed the Company to have profitable operations in volatile pricing environments.

          Reduce Commodity Price Volatility. The Company engages in a wide variety of commodity price risk management transactions with the objective of achieving more predictable revenues and cash flows and reducing its exposure to fluctuations in natural gas and oil prices.

          Maintain Financial Flexibility. The Company is committed to maintaining financial flexibility in order to pursue exploration and development activities and to pursue selective acquisitions. The Company has funded its growth through internally generated cash flow, bank credit facilities and proceeds from debt and equity offerings. The Company intends to use the net proceeds from the Offering primarily to reduce indebtedness incurred to finance the 1997 Acquisition.

PRIMARY OPERATING AREAS

     The Company's operations are currently focused in four core operating areas: (i) the Rocky Mountains, principally in Wyoming in the Green River (inclusive of the Moxa Arch Trend), Wind River Basin and Big Horn Basins; (ii) the Permian Basin of west Texas; (iii) the Mid-Continent region in Oklahoma and north Texas; and (iv) the Austin Chalk Trend, in both Texas and Louisiana. In addition to these core areas, the Company conducts operations in the onshore Gulf Coast region and in Michigan's Central Basin.

  Rocky Mountains

     The Company maintains a significant acreage position in the Rocky Mountains of Wyoming on which it conducts an ongoing exploration and development program. In June 1992, the Company commenced a development drilling program in the Moxa Arch Trend pursuant to a farmout from Amoco. In 1996, the Company significantly expanded its acreage and exploration activities by acquiring the rights to up to approximately 750,000 gross (250,000 net) acres in the Green River, Wind River and Big Horn Basins in Wyoming, which lie north and east of the Moxa Arch Trend. At December 31, 1997, the Company controlled approximately 825,000 gross (260,000 net) undeveloped acres in these three basins.

     Moxa Arch Trend. One of the Company's primary operating areas is the Moxa Arch Trend located in the Greater Green River Basin in southwestern Wyoming, principally in Lincoln, Sweet-water and Uinta Counties. Approximately 22% of the Company's estimated proved reserves at December 31, 1997 were located in this field. The Company participates in vertical gas wells in this area which target the Frontier and/or Dakota formations at depths that range from approximately 10,000 to 12,500 feet. The Frontier formation is a relatively blanket "tight gas sand" formation, while the Dakota formation, beneath the Frontier, tends to be a more prolific, but less predictable channel sand. Production from Moxa Arch wells, particularly from the Frontier formation, tends to be long-lived, with 25 to 30 year reserve lives not uncommon.

     Through 1997, the Company had participated in 208 gross (62 net) wells in this field with 142 Frontier wells, 15 Dakota wells and 48 dual completions (both Frontier and Dakota completed). Average net production for the first nine months of 1997 was approximately 24.2 MMcfe per day. Forty-seven of the Company's gross wells drilled in 1992 qualified for the Section 29 Tax Credit of approximately $0.59 per Mcf, which is attributable to all qualified production from these wells through 2002.

     Beginning in the middle of 1994, the Company substantially reduced the rate at which it participated in new Moxa Arch Trend wells. This reduction was primarily due to: (i) Rocky Mountain gas prices which, on both an absolute and relative basis, experienced a substantial decline in 1994 through late 1996, but which recovered in late 1996 and early 1997, and (ii) the Bureau of Land Management ("BLM") which required all operators to perform an environmental impact study ("EIS") along a portion of the Moxa Arch Trend. In March 1997, the BLM issued its record of decision; in concluding its review of the EIS, the BLM has authorized the drilling of approximately 700 natural gas wells in the Moxa Arch Trend, subject to review of certain air quality components. In May 1997, the Company re-commenced drilling operations in the Moxa Arch Trend and utilized 2-3 rigs to drill 30 locations in 1997 and plans to have an active drilling program in 1998. See "-- Regulation -- Environmental Regulation."

     Green River, Wind River and Big Horn Basins. Effective November 1, 1996, the Company entered into an agreement with Andex Partners and Andover Partners to conduct exploratory operations in the Green River and Wind River Basins of Wyoming. Under the agreement, the Company has committed to spend a minimum of $20 million on seismic, leasing and exploratory activities through December 31, 2001 and will initially earn rights to a 50% interest in approximately 300,000 net acres. At December 31, 1997, the Company had participated in 1.95 net wells with successful tests on 0.91 net wells. These wells were operated by either UPR or Yates Petroleum Corporation ("Yates").

     Effective December 31, 1996, the Company entered into two joint development agreements with Snyder Oil Company ("SOCO") pursuant to which the Company acquired or has the right to acquire a 50% interest in 87,321 net acres in the Wind River Basin of Wyoming and 110,859 net acres in the Big Horn Basin of Wyoming. Under such agreements, SOCO will be the operator. The Tribal #46, the initial well on the Company's Wind River acreage, was completed in August 1997 and was producing 2.4 MMcf per day on December 31, 1997. The initial well in the Big Horn Basin, the Otto 16-4, tested at a rate of over 500 Mcfe per day and is currently waiting on pipeline connection.

     In June 1997, the Company entered into a participation agreement with Tom Brown, Inc. ("Tom Brown") and Andover Partners covering an approximate one million acre AMI in the Big Horn Basin and acquired an interest in an initial 100,000 gross (25,000 net) acres. 2-D seismic covering portions of this acreage has been purchased and is currently being interpreted. The first wells on this acreage are planned for 1998.

     The Company expects to participate in a series of exploratory wells in these Basins with UPR, SOCO, Tom Brown and Yates serving as primary operators. These wells will target multiple formations, the most prevalent of which is the Frontier formation. If initial results are successful, these projects hold the potential for multi-well developmental drilling programs for the Company over the next several years.

  Permian Basin

     Approximately 29% of the Company's estimated proved reserves at December 31, 1997 were located in the Company's Permian Basin core area. These reserves are concentrated in six waterflood units: the Andrews Unit, the Shafter Lake San Andres Unit, the Boyd Mallet Unit, the Nolley Wolfcamp Unit, the SE Adair San Andres Unit, and the SW Wellman San Andres Unit.

     The Company's Permian Basin properties produce primarily from either the Grayburg/San Andres formation, at an average depth of 4,500 feet, or the Wolfcamp/Penn formation at an average depth of 9,000 feet. All properties that produce from these horizons are under secondary recovery, and, based on analogous properties nearby, are potentially responsive to CO(2) miscible flooding. Given the existence of nearby CO(2) pipelines, the Company believes many of its properties in the Permian Basin region contain significant upside potential based on application of enhanced recovery methods and deeper drilling which could add to existing reserves.

     A significant portion of the Company's total proved reserves in the Permian Basin region lie in Andrews County, Texas. The Company believes that in 1997 it was the largest independent producer of oil in Andrews County, with approximately 3,500 gross BOPD, and realized significant advantages as a result of its large scale operation. The Company owns two large electrical distribution systems and two saltwater gathering and disposal systems. The Company has several yards for both the storage of equipment and the staging of new development projects. Two of the Company's larger production facilities connect into a water supply system with excess capacity for expanding existing or initiating new secondary and enhanced recovery projects. The Company believes that these systems and facilities provide the Company with a competitive advantage to acquire additional operated properties in Andrews County.

     The Company's largest (by value) Permian basin units are the Andrews Unit, the Shafter Lake San Andres Unit and the Boyd Mallet Unit.

     Andrews Unit. The Andrews Unit produces from the Wolfcamp/Penn formation at approximately 8,600 feet. The Company has a 98.6% working interest in this 3,230 acre unit. Water injection began in late 1996 with expected response in late 1998. Gross production in November 1997 was approximately 500 BOPD with injection of over 4,000 BWPD. Plans for 1998 include drilling several wells and expanding the waterflood operation. The Company believes this waterflood is an excellent CO(2) or surfactant flooding candidate.

     Shafter Lake San Andres Unit. The Shafter Lake San Andres Unit is a 12,880 acre unit in Andrews County, Texas that produces from the Grayburg/San Andres formation at approximately 4,500 feet. The Company has a 62.9% working interest in this secondary recovery unit. Gross oil production was 980 BOPD in November 1997. The Company has drilled 32 infill 20 acre locations since becoming operator of the unit in early 1993. Plans for 1998 include expansion of the waterflood operation by drilling infill producers and converting certain wells to injection. The Company believes a large part of this field has potential for 10 acre infill wells as well as CO(2) potential.

     Boyd Mallet Unit. This Company operated secondary recovery unit is in the Levelland-Slaughter field in Hockley County, Texas. The Company has an 87.3% working interest in this unit which produced approximately 200 BOPD (gross) in November 1997. The unitized interval is the Grayburg/San Andres formation at 5,000 feet. The Company plans to convert eight wells to water injection in 1998 and to drill several infill wells. Based on the performance of direct offset CO(2) injection and the excellent waterflood history of this property, CO(2) operations are scheduled to commence in early 1999.

     Pending Acquisition. In January 1998 the Company entered into an agreement to acquire additional properties in its Permian Basin core area for $37.5 million. The properties consist of approximately 10.8 MMBOE of estimated proved reserves and would add approximately 11% to the

Company's estimated year end 1997 estimated proved reserves at a cost of approximately $3.50 per BOE.

  Mid-Continent Region

     The Company's Mid-Continent operations are currently focused in Oklahoma, north Texas and Kansas, where approximately 28% of its estimated proved reserves at December 31, 1997 were located.

     Oklahoma. Six waterfloods collectively represent a majority of the Company's proved reserves in the region. These waterfloods are identified as the Calumet Unit, Crooked Creek Unit, Cutter South Unit, Oakdale Unit, Rush Springs Unit and the Witcher Unit. All six waterfloods were initiated and unitized by the Company.

          Oakdale Red Fork Unit. The Company owns an 88.9% working interest in this 3,600 acre unit in northwestern Oklahoma. This Company operated secondary recovery unit produces from the Redfork formation at 6,400 feet. Gross oil production was approximately 2,180 BOPD in November 1997. Plans for 1998 include drilling infill producers and fracture stimulating certain current producers.

          Calumet Cottage Grove Unit. This Company operated secondary recovery unit consists of 11,400 acres in central Oklahoma. Production is from the Pennsylvanian Cottage Grove formation at 8,100 feet. Gross production in November 1997 was approximately 2,340 BOPD. The Company has a 44.1% working interest in this unit. 1998 plans include drilling several infill and re-entry wells and converting seven wells to injection.

          Witcher Red Fork Unit. The 1,620 acre Company operated Witcher Red Fork Unit is located in Central Oklahoma. The Company has a 70.7% working interest in this 6,400 foot secondary recovery unit. November 1997 production was approximately 780 BOPD (gross).

     North Texas. The north Texas region stretches from the Chadbourne Ranch Field in Coke County in the west to the Hosey Driskell Unit in Cass County in the east. The Electra and Burkburnett Fields represent the properties of the most significant value in the north Texas region. The Company has drilled 250 wells in these two fields since 1991. In addition to the Company's extensive inventory of oil and gas opportunities in the north Texas region, the Company owns three large electrical distribution systems and has extensive field facilities.

          Electra Area. The Electra area produces from shallow Cisco sand lenses from 150 to 2,100 feet. The Company operated 23 leases in this area with 392 active producers and 165 active injectors. The Company has a 100% working interest in 22 of these leases and a 75% working interest in one lease. Gross production for November 1997 was approximately 2,030 BOPD. The Company drilled two 100% working interest wells in October 1997 that are each producing in excess of 100 BOPD. 1998 plans include drilling 13 producer and injector wells.

          Burkburnett Area. The Burkburnett area also produces from the Cisco formation from 750 to 1,800 feet. The Company operates 13 leases in this area with 226 active producers and 132 active injectors. The Company's working interest is 100% in all leases. Gross production for November 1997 was approximately 800 BOPD. Plans for 1998 include drilling approximately 13 producer and 4 injector wells.

  Austin Chalk Trend

     Texas -- Giddings Field. Approximately 17% of the Company's estimated proved reserves at December 31, 1997 were located in the Giddings Field of east central Texas, principally in Grimes, Washington and Fayette Counties. The Giddings Field is one of the most actively drilled oil and gas fields in the United States. The primary producing zone in the Giddings Field is the Austin Chalk, a fractured carbonate formation that has been highly conducive to the application of horizontal drilling technology. The Austin Chalk formation is encountered in this field at depths believed by the Company to range between approximately 7,000 and 17,000 feet.

     The Company first acquired interests in the Giddings Field in September 1992. During the nine months of 1997, average net production from this field was approximately 101 MMcfe per day. Through September 30, 1997, the Company had drilled 184 gross (67 net) wells in this field and continues to control approximately 315,000 gross undeveloped acres in this area. The Company currently divides the Giddings Field into three prospect areas: (i) Navasota River, primarily in Grimes County; (ii) Independence, primarily in Washington County; and, (iii) River Bend, primarily in Fayette County. The Company expects to be drilling new wells, including infill wells, and re-entering older wells to drill additional laterals, in the Giddings Field for the foreseeable future. Currently, a majority of the Company's interests in this field are held pursuant to agreements with and operated by Chesapeake Energy Corporation ("Chesapeake") and, to a lesser extent, UPR and Swift Energy Co. The Company serves as operator for portions of the River Bend prospect area.

     The Company believes that its success in the Giddings Field is attributable to three principal factors: (i) continued technological advances in horizontal drilling have significantly lowered finding and development costs in the field;
(ii) the geological setting of the deeper downdip areas of the field has created more extensive fracturing than in other areas of the Texas Austin Chalk Trend; and, (iii) the Company's acquisition program in cooperation with other operators has permitted the creation of larger spacing units, thus reducing possible competition for reserves from offsetting wells. As a result of these factors, the Company's deeper downdip wells have, on average, produced greater reserves per well than average wells in other areas of the Texas Austin Chalk Trend.

     The majority of the Company's acreage in the Giddings Field was classified as a tight sands reservoir by the Texas Railroad Commission. Wells spudded between June 1989 and September 1996 are exempt from the 7.5% state severance tax on natural gas through August 2001 available for high cost wells. See
"-- Texas Severance Tax Abatement."

     Louisiana. The Louisiana Austin Chalk Trend is an extension of the 200-mile long Austin Chalk Trend of Texas and represents a continuation of the Company's exploration and development activities using deep-well horizontal drilling technology. In December 1994, OXY announced the completion of a single lateral horizontal Austin Chalk discovery in the Masters Creek area of central Louisiana, approximately 200 miles east of the Company's activities in the Giddings Field.

     Since 1994, more than two and one-half million acres have been leased in the Louisiana Austin Chalk Trend by industry participants including the Company, UPR, Chesapeake, OXY and Sonat, Inc. Recent drilling results for the Company include the Turner 22#1 well, a dual lateral horizontal well, which was placed on production in late May and as of January 1, 1998 has produced in excess of 423,00 BOE. In addition, in late November the Company successfully completed its first horizontal lateral in the "B" zone of the Austin Chalk formation, as opposed to the "A" zone which has been the target of most Louisiana Austin Chalk wells to date. This well produced approximately 100,000 BOE in its first month and highlights additional potential for this play. At December 31, 1997, the Company owned or had the right to acquire approximately 304,000 net acres in this trend.

     In order to further develop its large acreage position, in December 1996 the Company entered into two AMIs with UPR covering approximately 93,000 combined net acres in Avoyelles, Evangeline, Rapides and St. Landry Parishes, and one AMI with OXY covering approximately 24,000 combined net acres in St. Landry Parish. These AMIs, which provide for a sharing of costs and benefits as well as operations in each such area, allow the Company to expedite the exploration and development of its acreage position and gain the benefits of shared expertise with two leading industry partners and experienced horizontal players. In May 1997, the Company created an additional AMI with OXY by selling additional fractional interests in approximately 29,500 net acres to OXY for $12.1 million. The Company also retained a small royalty interest on such acreage.

  Other Operating Areas

     Gulf Coast. In March 1996, the Company entered into an exploration agreement with Edge Petroleum Corporation ("Edge") pursuant to which the parties expect to jointly conduct a series of 3-D seismic programs covering potentially up to 750 square miles onshore in the Gulf Coast region of Texas. Under the program, Edge and the Company initiated the first 50+ square mile 3-D seismic shoots targeting the shallower Frio formation and potentially larger reserves in the deeper Yegua and Wilcox formations. Edge is the operator of any shallow zone wells drilled under the program and under certain circumstances the Company will operate prospects targeting deeper zones. At December 31, 1997, Belco and Edge had acquired seismic options on approximately 15,017 gross acres. As of December 31, 1997, the Company had a 50% working interest in seven productive Frio wells (out of ten wells drilled), six productive Yegua wells (out of six wells drilled) and one inconclusive Wilcox well based on the evaluations of the initial 3-D seismic shoot. The Company plans to participate in additional Frio wells and Yegua and Wilcox prospects throughout 1998.

     Michigan -- Central Basin. In June 1996, the Company entered into an exploration program with two private oil and gas companies pursuant to which the Company acquired a 35% interest in approximately 220,000 net acres in the Central Basin of Michigan with the Company serving as operator. At December 31, 1997, the Company held or controlled interests, including the foregoing, in a total of approximately 282,000 gross and 73,000 net acres in this basin. The objectives of this play have been thin gas-bearing sands at depths ranging from approximately 8,000 to 10,000 feet to be tested by vertical wells as well as shallower oil zones penetrated by horizontal wells. At year-end 1997, the Company's drilling program was in the process of testing both the vertical and horizontal prospects covering different portions of this large acreage position in order to complete the initial evaluation of this play.

ACREAGE

     The following table sets forth, as of December 31, 1997, the gross and net acres that the Company owned, controlled or had the right to acquire interests in both developed and undeveloped acreage. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units. "Gross" acres refers to the total number of acres in which the Company owns a working interest. "Net" acres refers to gross acres multiplied by the Company's fractional working interest.

                                                        DEVELOPED         UNDEVELOPED(1)
                                                    -----------------   -------------------
                                                     GROSS      NET       GROSS       NET
                                                    -------   -------   ---------   -------
Rocky Mountains:
  Green River Basin...............................    1,920       373     425,995   108,877
  Moxa Arch Trend.................................   50,221    27,307      24,850    15,858
  Wind River Basin................................      320       120     182,689    69,525
  Big Horn Basin..................................      160        80     218,874    80,950
  Denver-Julesburg Basin..........................    1,560     1,170     285,718   127,692
Permian Basin.....................................   79,468    36,289          20        20
Mid-Continent Region:
  Oklahoma........................................  115,050    37,987       2,500       750
  North Texas.....................................   24,658    19,632          --        --
  Kansas..........................................   17,879    15,536          --        --
Austin Chalk Trend:
  Texas-Giddings Field............................  145,753    49,801     266,698   127,024
  Louisiana.......................................    7,576     1,773     356,132   304,303
Other Operating Areas:
  Michigan-Central Basin..........................    3,280     2,000     296,922    90,236
                                                    -------   -------   ---------   -------
          Totals..................................  451,896   194,094   2,129,778   975,518
                                                    =======   =======   =========   =======

---------------

(1) Leases covering approximately half of the undeveloped acreage will expire within the next four years. However, the Company expects to evaluate this acreage prior to its expiration. The Company's leases generally provide that the leases will continue past their primary terms if oil or gas in commercial quantities is being produced from a well on such leases.

DRILLING ACTIVITY

     The following table sets forth the wells participated in by the Company during the periods indicated. In the table, "gross" refers to the total wells in which the Company has a working interest, and "net" refers to gross wells multiplied by the Company's working interest therein.

                                                         YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------
                                                1995              1996             1997(1)
                                            -------------    ---------------    -------------
                                            GROSS    NET     GROSS      NET     GROSS    NET
                                            -----    ----    -----      ----    -----    ----
Development:
  Productive..............................  84.0     24.0    64.0(2)    23.0    54.0     23.1
  Non-productive..........................   6.0      1.2     2.0        0.8     4.0      2.2
                                            ----     ----    ----       ----    ----     ----
     Total................................  90.0     25.2    66.0       23.8    58.0     25.3
                                            ====     ====    ====       ====    ====     ====
Exploratory:
  Productive..............................   5.0      1.9    10.0        7.9    20.0     13.7
  Non-productive..........................   2.0      0.3     3.0        2.4    18.0      6.4
                                            ----     ----    ----       ----    ----     ----
     Total................................   7.0      2.2    13.0       10.3    38.0     20.1
                                            ====     ====    ====       ====    ====     ====

---------------

(1) Does not include 41 gross (17.0 net) wells being drilled at December 31, 1997.

(2) Includes three gross oil and gas wells with multiple completions. Wells with multiple completions are counted only once for purposes of the above table.

     The foregoing drilling activity table does not include drilling activity for Coda. Coda concentrates on exploiting proved producing properties, including those with development potential, through secondary recovery operations, the drilling of development wells or infill wells, workovers, recompletions in other productive zones and other exploitation techniques. Coda has conducted or intends to conduct significant secondary recovery/infill drilling programs on many of its properties.

     Secondary recovery projects have represented Coda's primary development focus over the past four years. Generally, "secondary recovery" refers to methods of oil extraction in which fluid or gas (usually water, natural gas or CO(2)) is injected into a formation through input (injector) wells, and oil is removed from surrounding wells. "Waterflooding" is one proven method of secondary recovery in which water is injected into an oil reservoir for the purpose of forcing the oil out of the reservoir rock and into the bore of a producing well. Waterflood projects are engineered to suit the type of reservoir, depth and condition of the field. Coda has considerable experience with and actively employs waterflood techniques in many of its fields in order to stimulate production.

VOLUMES, REVENUE, PRICES AND PRODUCTION COSTS

     The following table sets forth certain information regarding the production volumes, revenue, average prices received and average production costs associated with the Company's sale of oil and natural gas for the periods indicated. The table does not include results for Coda. See the pro forma information included in "Summary -- Summary Production, Price and Cost Data."

                                                                         NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                          ----------------------------   -----------------
                                           1994      1995       1996      1996      1997
                                          -------   -------   --------   -------   -------
Net Production Data:
  Oil (MBbl)............................      691       961        794       575       716
  Gas (MMcf)............................   17,482    37,047     51,289    39,252    36,973
  Gas equivalent (MMcfe)................   21,628    42,813     56,053    42,701    41,269
Oil and Gas Sales ($ in 000's)(1).......  $40,362   $68,767   $119,710   $83,930   $89,742
Average Sales Price (Unhedged):
  Oil ($ per Bbl).......................  $ 16.48   $ 17.35   $  21.30   $ 20.36   $ 19.92
  Gas ($ per Mcf).......................  $  1.67   $  1.42   $   2.00   $  1.84   $  2.04
Costs ($ per Mcfe):
  Oil and gas operating expenses........  $  0.25   $  0.14   $   0.14   $  0.14   $  0.16
  General and administrative............  $  0.10   $  0.06   $   0.06   $  0.06   $  0.06
  Depreciation, depletion and
     amortization of oil and gas
     properties.........................  $  0.65   $  0.64   $   0.73   $  0.70   $  0.78

---------------

(1) Oil and gas sales exclude results related to commodity price risk management activities reported separately.

DEVELOPMENT, EXPLORATION AND ACQUISITION EXPENDITURES

     The following table sets forth certain information regarding the costs incurred by the Company in its development, exploration and acquisition activities during the periods indicated. The table does not include information for Coda.

                                                                                 NINE MONTHS
                                                 YEAR ENDED DECEMBER 31,            ENDED
                                              ------------------------------    SEPTEMBER 30,
                                               1994       1995        1996          1997
                                              -------    -------    --------    -------------
                                                      (IN THOUSANDS)
Development Costs.........................    $39,587    $54,451    $ 50,433      $ 45,749
Exploration Costs.........................      1,727      2,382      17,444        30,498
Acquisition Costs:
  Unproved properties.....................     10,916     13,643      64,530        20,785
  Proved properties.......................         --         --       9,871         4,435
Capitalized Interest......................         --        911         434           527
                                              -------    -------    --------      --------
     Total................................    $52,230    $71,387    $142,712      $101,994
                                              =======    =======    ========      ========

OIL AND GAS RESERVES

     The Company engaged Miller and Lents to estimate the Company's net proved reserves, projected future production, estimated future net revenue relating to properties with 94% of its estimated net proved reserves, and the present value of such estimated future net revenue as of December 31, 1997. Miller and Lents' estimates were based upon a review of production histories and other geologic, economic, ownership and engineering data provided by the Company. In estimating the reserve quantities that are economically recoverable, Miller and Lents used selling prices and estimated development and production costs that were in effect during December 1997 without giving effect to hedging activities. In accordance with requirements of the Commission, no price or cost escalation or de-escalation was considered by Miller and Lents. Based upon the Miller and Lents Report, the Company has calculated estimated future net revenues to give effect to the impact of oil and gas commodity hedges, which are set forth in footnote (4) to the following table.

     Horizontal completions are relatively new and, therefore, reserve estimates for such wells are inherently less certain than estimates of reserves from wells completed utilizing traditional methods having longer production histories. This lack of operating history also prevents reservoir engineers from estimating reserves based on production and pressure performance methods. Reserves assigned to these properties were necessarily based on analogy with older wells producing from the same horizons. Reserve estimates based on analogy are less precise than estimates based on volumetric calculations or analysis of production and pressure performance.

     The table below sets forth information as of December 31, 1997, with respect to the Company's estimated net proved reserves, 94% of which were estimated by Miller and Lents. The present value of estimated future net revenue shown is not intended to represent the current market value of the estimated oil and gas reserves owned by the Company.

                                                         PROVED          PROVED
                                                      DEVELOPED(1)   UNDEVELOPED(2)    TOTAL
                                                      ------------   --------------   --------
                                                               (DOLLARS IN THOUSANDS)
Estimated Proved Reserves:
  Oil and condensate (MBbls)........................      41,255           9,905        51,160
  Gas (MMcf)(3).....................................     226,071          71,114       297,185
  Gas equivalents (MMcfe)...........................     473,600         130,543       604,143
Estimated Future Net Revenue Before Income
  Taxes(4)..........................................    $792,085        $139,882      $931,968
Present Value of Estimated
  Future Net Revenue Before Income Taxes
  (Discounted at 10% Per Annum)(4)..................    $441,962        $ 62,942      $504,904

---------------

(1) Proved developed reserves are proved reserves which are expected to be recovered from existing wells with existing equipment and operating methods.

(2) Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty or from existing wells where a relatively major expenditure is required to establish production.

(3) Includes natural gas liquids.

(4) Estimated future net revenue before income taxes represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using average December 1997 prices, which were $2.30 per Mcf of gas and $17.28 per barrel of oil without giving effect to commodities price risk management activities accounted for as hedges. At December 31, 1997, the estimated future net revenue before income taxes and the present value of such estimated future net revenue before income taxes related to such activities were $5.9 million and $5.5 million, respectively (based on oil and gas prices in effect at December 31, 1997), which amounts have not been added to estimated future net revenue before income taxes and its present value as shown above. If such amounts were added, estimated future net revenue before income taxes would equal $798 million (Proved Developed) and $938 million (Total) and present values of such estimated future net revenues before income taxes would equal $447.5 million (Proved Developed) and $510.4 million (Total).

     The amounts shown are in thousands and do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization.

     The prices used in calculating the estimated future net revenue attributable to proved reserves do not necessarily reflect market prices for oil and gas production subsequent to December 1997, which have generally declined. There can be no assurance that all of the proved reserves will be produced and sold within the periods indicated, that the assumed prices will actually be realized for such production or that existing contracts will be honored or judicially enforced.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, the estimated future net revenue from proved reserves and the present value thereof are based upon certain assumptions, including prices, future production levels and costs, that may not prove correct over time. Predictions about prices and future production levels are subject to great uncertainty, and this is particularly true as to proved undeveloped reserves, which are inherently less certain than proved developed reserves and which comprise a significant portion of the Company's proved reserves. See "Risk Factors."

PRODUCTIVE WELL SUMMARY

     The following table sets forth the Company's ownership in productive wells at December 31, 1997. Gross oil and gas wells include three with multiple completions. Wells with multiple completions are counted only once for purposes of the following table. Production from various formations in wells without multiple completions is commingled.

                                                              PRODUCTIVE WELLS
                                                              -----------------
                                                               GROSS      NET
                                                              -------   -------
Gas.........................................................     667       275
Oil.........................................................   2,123     1,470
                                                               -----     -----
          Total.............................................   2,790     1,745

MARKETING

     There are a variety of factors which affect the market for oil and natural gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations of oil and gas production and sales. The Company has not experienced any difficulties in marketing its oil or gas. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

     Although the Company seeks to moderate the impact of price volatility through its commodity price risk management activities, the Company remains subject to price fluctuations for natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand.

PRODUCTION SALES CONTRACTS

     In Wyoming, the Company sells all of its natural gas, natural gas liquids and condensate from its Moxa Arch wells under a market sensitive long term sales contract with Amoco Energy Trading Corporation (the "Amoco Gas Contract"). The price payable to the Company under the Amoco Gas

Contract for the gas is the Northwest Pipeline Rocky Mountain Index, plus $0.03 per MMBtu, less fuel charges and gathering fees and adjusted for Btu content. The Amoco Gas Contract expires on January 1, 1999. The Amoco Gas Contract can be extended by the Company for an additional three year term.

     All of the Company's current Wyoming oil and condensate production is sold at market related prices pursuant to an option held by Amoco.

     The Company's Moxa Arch wells are subject to various gathering agreements with third parties including, as to wells drilled under the Amoco Farmout Agreement in the Wilson Ranch, Seven Mile Gulch and Bruff areas, a Gas Gathering and Processing Agreement dated March 20, 1992 with Northwest Pipeline. Gathering fees under this agreement are currently $0.065 per MMBtu, subject to indexed escalation, and fuel charges of 0.5%. Gathering fees and fuel charges in the Cow Hollow/ Shute Creek areas are similar to those under the Amoco Gas Contract.

     In Texas, Louisiana and Oklahoma, the Company sells its gas to purchasers under percentage of proceeds or index-based contracts. Under the percentage of proceeds contract, the Company receives a fixed percentage of the resale price received by the purchaser for sales of residue gas and natural gas liquids recovered after gathering and processing the Company's gas. The Company receives between 85% and 92% of the proceeds from residue gas sales and from 85% to 90% of the proceeds from natural gas liquids sales received by the Company's purchasers when the products are resold. The residue gas and natural gas liquids sold by these purchasers are sold primarily based on spot market prices. The revenue received by the Company from the sale of natural gas liquids is included in natural gas sales. Under indexed-based contracts, the Company receives for its gas at the wellhead a price per MMBtu tied to indexes published in Inside FERC or Gas Daily, subject in most cases to a discount to the relevant index in lieu of a gathering fee.

     All of the Company's oil production is sold under market sensitive or spot price contracts to various purchasers.

     Sales to individual customers constituting 10% or more of total oil and gas sales in 1997 were made to Aquila Southwest Pipeline (32%), GPM Gas Corporation (22%) and Amoco Gas Trading Corp. (20%).

     Management believes that the loss of any one of the above customers would not have a material adverse effect on the Company's results of operations or its financial position.

PRICE RISK MANAGEMENT TRANSACTIONS

  Commodity Price Risk Management

     With the objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in gas and oil prices, the Company has entered into price risk management transactions of various types with respect to both natural gas and oil, as described below. While the use of these arrangements limits the downside risk of adverse price movements to a certain extent, it may also limit future revenues from favorable price movements. The Company had entered into price risk management transactions with respect to a substantial portion of its production for 1996 and 1997 and with respect to a substantial portion of its estimated production for 1998 and 1999 and with respect to lesser portions thereafter. The Company continues to evaluate whether to enter into additional such transactions for 1998 and future years. In addition, the Company may determine from time to time to terminate its then existing hedging and other risk management positions.

     All of the Company's price risk management transactions are carried out in the over-the-counter market and not on the NYMEX, with financial counterparties having at least an investment grade credit rating. All of these transactions provide solely for financial settlements relating to closing prices on the NYMEX.

     The following is a summary of the types of price risk management transactions in effect as of December 31, 1997.

     Swaps. Since all of the Company's natural gas and oil is sold on "floating" or market related prices, the Company has entered into financial swap transactions which convert a floating price into a fixed price for a future month. For any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such hedge, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such hedge.

     Reverse Swaps. When the Company determines it desires to reduce the amount of swaps because of an assumed favorable outlook for prices it enters into a reverse swap. Under such a transaction the role of the Company and the role of the counterparty are reversed.

     Collars. A collar provides for an average floor price and an average ceiling price. For any particular collar transaction, the counterparty is required to make a payment to the Company if the average NYMEX Reference Price for the reference period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the average NYMEX Reference Price is above the ceiling price for such transaction.

     Options, Puts and Straddles. When the Company believes that it receives a sufficiently high cash premium (or other consideration) for granting the counterparty a call or put option, it may enter into such a transaction. If the Company sold a $23.00 call on oil for $0.40 a barrel in a given month and prices averaged $22.00 a barrel for such month, the Company would receive a net realization per barrel of $22.40 ($22.00 plus the $0.40 premium). However, if for that month the price of oil averaged $25.00 per barrel, the Company would receive a net realization of $23.40 (the call price, $23.00, plus $0.40). The Company regards this as a prudent transaction under certain circumstances provided that the Company always has more physical production for the periods involved than its related aggregate risk management transactions. A limited number of these transactions contain negotiated knockout, extendable or leverage provisions. These provisions either limit price protection beyond a specific level, contain tiered pricing provisions, allow the option to be extended for a period of time, or provide for payment based upon a multiple of the underlying notional volume. The transactions described in this paragraph are required to be marked to market as to the value of these transactions on the last day of the accounting period to which such statement relates.

     Basis Swaps. Since a substantial portion of the Company's natural gas is sold under spot contracts with reference to Houston Ship Channel prices and the Company's price risk management transactions are based on the NYMEX Reference Price relating to gas delivered to Henry Hub, Louisiana, the Company has entered into basis swaps that require the counterparty to make a payment to the Company in the event that the average NYMEX Reference Price per MMBtu for gas delivered to Henry Hub, Louisiana for a reference period exceeds the average price for MMBtu for gas delivered at the Houston Ship Channel for such reference period by more than a stated differential, and requires the Company to make a payment to the counterparty in the event that the NYMEX Reference Price for Henry Hub exceeds the price for Houston Ship Channel gas by less than the stated differential (or in the event that the Houston Ship Channel price exceeds the Henry Hub price). The Company also sells Wyoming gas at prices based on the Northwest Pipeline Rocky Mountain Index (an index of prices for gas delivered at various delivery points on the Northwest Pipeline in the Northern Rocky Mountain
area) and has entered into basis swaps that requires the counterparty to make a payment to the Company in the event that the average NYMEX Reference Price per MMBtu for gas delivered at Henry Hub, Louisiana for a reference period exceeds the stated differential or to have the Company pay to the counterparty if it is less than the stated differential (or if the Northwest Pipeline Rocky Mountain index price is greater than the NYMEX reference price).

     Certain of the Company's price risk management transactions were previously covered by guarantees of, and certain other collateral from Robert A. Belfer. Subsequent to the Company's initial public offering, all such guarantees have been terminated and all such collateral has been returned.

TEXAS SEVERANCE TAX ABATEMENT

     Production from natural gas wells that have been certified as tight formations or deep wells by the Texas Railroad Commission ("high cost gas wells") and that were spudded or completed during the period from June 16, 1989 to September 1, 1996 qualify for an exemption from the 7.5% severance tax in Texas on natural gas and natural gas liquids produced by such wells prior to August 31, 2001. The natural gas production from wells drilled on certain of the Company's properties in the Austin Chalk area qualify for this tax exemption. In addition, high cost gas wells that are spudded or completed during the period from September 1, 1996 to August 31, 2002 are entitled to receive a severance tax reduction upon obtaining a high cost gas certification from the Texas Railroad Commission within 180 days after first production. The tax reduction is based on a formula composed of the statewide "median" (as determined by the State of Texas from producer reports) and the producer's actual drilling and completion costs. More expensive wells will receive a greater amount of tax credit. This tax rate reduction remains in effect for 10 years or until the aggregate tax credits received equal 50% of the total drilling and completion costs.

LOUISIANA SEVERANCE TAX ABATEMENTS

     A five-year exemption from severance tax applies to production from oil and gas wells that are returned to service after having been inactive for two or more years or having 30 days or less of production during the past two years. An application must be made to the Louisiana Department of Natural Resources before commencement of production during the period beginning July 31, 1994, and ending June 30, 1998. Upon certification, the five-year exemption period begins from the date of the application.

     All severance tax is suspended for 24 months or until payout of the well cost is achieved, whichever occurs first, on any horizontally drilled well or recompletion well from which production commences after July 31, 1994. The term "horizontal drilling" means high angle drilling of bore holes with 50 to 3,000 plus feet of lateral penetration through productive reservoirs, and "horizontal recompletion" means horizontal drilling in an existing well bore.

     Production of natural gas, gas condensate and oil from any well drilled to a true vertical depth of more than 15,000 feet and where production starts after July 31, 1994, is exempt from severance tax for 24 months or until payout of the well cost, whichever occurs first. The exemption applies to production from any depth in the wellbore.

     Currently, the Louisiana severance tax rate on oil is 12.5% of gross value and the severance tax on gas is 7.7 cents per Mcf. Only one of the severance tax exemptions discussed above may be taken on a particular well. The Company anticipates that a substantial portion of its current and future Louisiana wells will qualify for one of the two exemptions discussed above.

SECTION 29 TAX CREDIT

     The natural gas production from wells drilled on certain of the Company's properties in the Moxa Arch Trend and Golden Trend Field qualifies for the
Section 29 Tax Credit. The Section 29 Tax Credit is an income tax credit against regular federal income tax liability with respect to sales of the Company's production of natural gas produced from tight gas sand formations, subject to a number of limitations. Fuels qualifying for the Section 29 Tax Credit must be produced from a well drilled or a facility placed in service after November 5, 1990 and before January 1, 1993, and be sold before January 1, 2003.

     The basic credit, which is currently approximately $0.52 per MMbtu of natural gas produced from tight sand reservoirs and approximately $1.03 per MMbtu of natural gas produced from Devonian Shale, is computed by reference to the price of crude oil and is phased out as the price of oil exceeds $23.50 in 1979 dollars (as adjusted for inflation) with complete phaseout if such price exceeds $29.50 in 1979 dollars (as adjusted for inflation). Under this formula, the commencement of phaseout would be triggered if the average price for crude oil rose above approximately $45 per Bbl in current dollars. The Company generated approximately $0.9 million of Section 29 Tax Credits in 1996. The
Section 29 Tax Credit may not be credited against the alternative minimum tax, but under certain circumstances may be carried over and applied against regular tax liability in future years. Therefore, no assurances can be given that the Company's Section 29 Tax Credits will reduce its federal income tax liability in any particular year.

REGULATION

     The oil and gas industry is extensively regulated by federal, state and local authorities. In particular, oil and gas production operations and economics are affected by price controls, environmental protection statutes and regulations, tax statutes and other laws relating to the petroleum industry, as well as changes in such laws, changing administrative regulations and the interpretations and application of such laws, rules and regulations. In October 1992, comprehensive national energy legislation was enacted which focuses on electric power, renewable energy sources and conservation. This legislation, among other things, guarantees equal treatment of domestic and imported natural gas supplies, mandates expanded use of natural gas and other alternative fuel vehicles, funds natural gas research and development, permits continued offshore drilling and use of natural gas for electric generation and adopts various conservation measures designed to reduce consumption of imported oil. The legislation may be viewed as generally intended to encourage the development and use of natural gas. Oil and gas industry legislation and agency regulation are under constant review for amendment and expansion for a variety of political, economic and other reasons.

     Regulation of Natural Gas and Oil Exploration and Production. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled in and the unitization or pooling of oil and gas properties. In this regard, some states (such as Oklahoma) allow the forced pooling or integration of tracts to facilitate exploration while other states (such as Texas) rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and, therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     The Company has operations located on federal oil and gas leases, which are administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency (the "EPA")), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf (the "OCS") to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These proposed regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has regulations restricting the flaring or venting of natural gas, liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Under certain circumstances, the MMS may require Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

     The MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. The proposed rule would modify the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on posted prices and assign a value to crude oil that better reflects market value, establish a new MMS form for collecting value differential data and amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict at this stage of the rulemaking proceeding how it might be affected by this amendment to the MMS regulations.

     In April 1997, after two years of study, the MMS withdrew proposed changes to the way it values natural gas for royalty payments. These proposed changes would have established an alternative market-based method to calculate royalties on certain natural gas sold to affiliates or pursuant to non-arm's length sales contracts.

     Recently, the MMS has issued a final rule to clarify the types of costs that are deductible transportation costs for purposes of royalty valuation of production sold off the lease. In particular, under the rule, the MMS will not allow deduction of costs associated with marketer fees, cash out and other pipeline imbalance penalties, or long-term storage fees. The Company cannot predict what, if any, effect the new rule will have on its operations.

     Natural Gas and Oil Marketing and Transportation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which oil and gas could be sold. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

     Several major regulatory changes have been implemented by the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, which remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purposes of many of these regulatory changes is to promote competition among the various sectors of the gas industry. The ultimate impact of these complex and overlapping rules and regulations, many of which are repeatedly subjected to judicial challenge and interpretation, cannot be predicted.

     Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B and 636-C (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 has been implemented as a result of FERC orders in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional roles as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in virtually all pipeline restructuring proceedings, and has completed a series of one year reviews to determine whether refinements are required regarding individual pipeline implementations of Order No. 636.

     Although Order No. 636 does not directly regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts. The United States Court of Appeals for the District of Columbia Circuit (the "Court") recently issued its decision in the appeals of Order No. 636. The Court largely upheld the basic tenets of Order No. 636, including the requirements that interstate pipelines "unbundle" their sales of gas from transportation and that pipelines provide open-access transportation on a basis that is equal for all gas suppliers. The Court remanded several relatively narrow issues for further explanation by the FERC. In doing so, the Court made it clear that the FERC's existing rules on the remanded issues would remain in effect pending further consideration. The Company believes that the issues remanded for further action do not appear to materially affect it. The United States Supreme Court has decided not to review the Court's decision regarding Order No. 636. In February 1997, the FERC issued Order No. 636-C, its order on remand from the Court. Order 636-C is currently pending on rehearing before the FERC. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, terms and conditions, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violations of those tolerances. The Company does not believe, however, that it will be affected by any action taken with respect to Order No. 636 materially differently than other natural gas producers and marketers with which it competes.

     The FERC has issued a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service rate making methodology. This policy statement articulates the criteria that the FERC will use to evaluate proposals to charge market-based rates for the transportation of natural gas. The policy statement also provides that the FERC will consider proposals for negotiated rates for individual shippers of natural gas, so long as a cost-of-service-based rate is available as a recourse rate. A number of pipelines have obtained FERC authorization to charge negotiated rates. The FERC also has requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. The Company cannot predict what further action the FERC will take on these matters, however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has announced its intention to reexamine certain of its transportation-related policies, including the manner in which interstate pipeline shippers may release interstate pipeline capacity under Order No. 636 for resale in the secondary market, and the price shippers can charge for released capacity. In February 1997, the FERC announced a broad inquiry into issues facing the natural gas industry, to assist the FERC in establishing regulatory goals and priorities. In November 1997, the FERC issued a proposed rulemaking to further standardize pipeline transportation tariffs that, if implemented as proposed, could adversely affect the reliability of scheduled interruptible transportation service. In December 1997, the FERC requested comments on the financial outlook of the natural gas pipeline industry, including among other matters, whether the FERC's current rate making policies are suitable in the current industry environment. While any resulting FERC action would affect the Company only indirectly, the FERC's current rules and policies may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. The FERC has denied requests for rehearing of this policy statement. The FERC has issued numerous orders approving the spin-down or spin-off by interstate pipelines of their gathering facilities. A "spin-off" is a FERC-approved sale of gathering facilities to a non-affiliate. A "spin-down" is a transfer of gathering facilities to an affiliate. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight of interstate pipeline-related gathering services might result in a denial of open access or otherwise enhance the pipeline's monopoly power. The FERC's lead decision in this area has been largely affirmed by an appellate court. While the FERC has stated that it will retain limited jurisdiction over such gathering facilities and will hear complaints concerning any denial of access, it is unclear what effect the FERC's gathering policy will have on producers such as the Company and the Company cannot predict what further action the FERC will take on these matters. One possible result of the FERC's actions may be increased state regulatory oversight of gathering.

     Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter was recently affirmed by the Court. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

     Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company.

     Environmental Regulation. Activities of the Company with respect to the exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the EPA. Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although the Company believes that compliance with existing environmental regulations will not have a material adverse effect on operations or earnings, the risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including civil and criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or persons resulting from the Company's operations could result in substantial costs and liabilities to the Company.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     The Company generates wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, it is possible that certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes" under RCRA or other applicable statutes and therefore be subject to more rigorous and costly operating and disposal requirements.

     The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been owned or operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators) or to perform remedial plugging operations to prevent future contamination.

     The Oil Pollution Act of 1990 (the "OPA") amends certain provisions of the Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA") and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners and operators of facilities to strict joint and several liability for all containment and cleanup costs and certain other public and private damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. OPA establishes a liability limit for onshore facilities of $350 million and for offshore facilities, all removal costs plus $75 million, however, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from a violation of a federal safety, construction or operating regulation. If a party fails to report a spill or cooperate in the cleanup, liability limits likewise do not apply. The CWA provides penalties for any discharges of petroleum product in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Federal regulations under the CWA and OPA require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control and countermeasure plans and facility response plans relating to the possible discharge of oil into surface waters. In addition, the CWA and analogous state laws require permits to be obtained to authorize discharges into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. In 1992, the EPA adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. The Company believes that it is in substantial compliance with the requirements of the CWA and OPA and that any non-compliance would not have a material adverse effect on the Company.

     In April of 1994, the BLM directed that an EIS be performed along a portion of the Moxa Arch area of Wyoming. The final EIS was completed in June of 1996. In March of 1997, the BLM issued its record of decision relating to this EIS. During the pendency of the EIS and record of decision, regulatory approval to drill wells in the affected area was difficult to obtain. The BLM's record of decision authorized the drilling of approximately 700 natural gas wells in the Moxa Arch, subject to review of certain air quality components. The Company believes that drilling activity will now resume, albeit subject to the record of decision.

OPERATING HAZARDS AND INSURANCE

     Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled as a result of title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of equipment and that the availability or capacity of gathering systems, pipelines or processing facilities may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

     In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production.

     The MMS requires lessees of OCS properties to post performance bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. The Company has posted an area wide bond meeting MMS requirements and has obtained additional supplemental bonding on its offshore leases as required by the MMS.

     The Company maintains customary oil and gas related third party liability coverage, which it must renew annually, that insures the Company against certain sudden and accidental risks associated with drilling, completing and operating its wells. There can be no assurance that this insurance will be adequate to cover any losses or exposure to liability or that the Company will be able to renew its coverage annually. The Company and its subsidiaries carry workers' compensation insurance in all states in which they operate. While the Company believes this coverage is customary in the industry, it does not provide complete coverage against all operating risks.

TITLE TO PROPERTIES

     Title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition of leasehold interests (other than a preliminary review of local records). Investigations, including a title opinion of local counsel, are generally made before commencement of drilling operations. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically responsible to cure any such title defects at its expense. If the Company were unable to remedy or cure title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. From time to time the Company's title to oil and gas properties is challenged through legal proceedings. Under the terms of certain of the Company's joint development, participation and farmout agreements, the Company's interest (other than interests acquired through holding of leasehold interests prior to spudding of the well) in each well is conveyed to the Company upon the successful completion of the well or satisfaction of other conditions.

EMPLOYEES

     As of December 31, 1997, the Company had 208 full time employees, none of whom is represented by organized labor unions. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings, other than ordinary routine litigation incidental to its business that management believes would not have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of the Company's executive officers and directors:

           NAME             AGE                          POSITION
           ----             ---                          --------
Robert A. Belfer..........  62    Chairman of the Board and Chief Executive Officer
Laurence D. Belfer........  31    Director, President and Chief Operating Officer
Philip A. Epstein.........  41    Senior Financial and Legal Advisor and General Counsel
Dominick J. Golio.........  51    Vice President -- Finance, Chief Financial Officer and
                                    Treasurer
Shiv K. Sharma............  55    Senior Vice President -- Engineering
Steven L. Mueller.........  44    Senior Vice President -- Exploration
Mel Fife..................  46    Vice President -- Business Development
Gary Hampton..............  41    Vice President -- Exploration -- Eastern Region
M. Bradford Moody.........  38    Vice President -- Legal and Land
George A. Sheffer.........  45    Vice President -- Operations
Jarl P. Johnson...........  67    Vice Chairman and Chief Operating Officer of Coda
Grant W. Henderson........  39    President and Chief Financial Officer of Coda
Graham Allison............  57    Director
Daniel C. Arnold..........  67    Director
Alan D. Berlin............  57    Director
Jack Saltz................  66    Director
Georgiana Sheldon-Sharp...  73    Director

     Robert A. Belfer, Chairman of the Board and Chief Executive Officer of the Company. Mr. Belfer began his career at BPC in 1958 and became Executive Vice President in 1964, President in 1965 and Chairman of the Board in 1984. BPC was an independent oil and gas producer in the United States and abroad, which went public in 1959. It was one of the larger independent oil and gas companies in the United States and was included in Fortune's listing of the 500 largest industrial companies in the United States prior to merging with InterNorth, Inc. (now Enron Corp.) in 1983. Following the merger, Mr. Belfer became Chief Operating Officer of BelNorth Petroleum Corp., a combination of oil and gas producing operations of BPC and InterNorth. He resigned from his position with InterNorth in 1986 and pursued personal investments in oil and gas and other industries. In April 1992, Mr. Belfer founded the Company. In addition to his position at the Company, Mr. Belfer serves on the boards of Enron and NAC Re Corporation. Mr. Belfer received his undergraduate degree from Columbia College (A.B. 1955) and a law degree from the Harvard Law School (J.D. 1958).

     Laurence D. Belfer, Director, President and Chief Operating Officer of the Company. Mr. Belfer joined the Company as Vice President in September 1992. He was promoted to Executive Vice President in May 1995 and Chief Operating Officer in December 1995 and was named President in April 1997. He is a founder and Chairman of Harvest Management, Inc., a money management firm. Mr. Belfer graduated from Harvard University (B.A. 1988) and from Columbia Law School (J.D.
1992).

     Philip A. Epstein, Senior Financial and Legal Advisor and General Counsel of the Company. Mr. Epstein began his career as a corporate associate with the New York City law firms of Kaye, Scholer, Fierman, Hays & Handler (1984-1987) and Fried, Frank, Harris, Shriver & Jacobson (1988-1991), specializing in mergers and acquisitions and corporate finance. Mr. Epstein joined the Belfer family in 1991 as Investment Counsel, assuming the founding positions of Executive Vice President, General Counsel and Secretary of the Company in April 1992. Mr. Epstein resigned from these positions in December 1992 but continues to serve as Senior Financial and Legal Advisor and General Counsel to the Company. Mr. Epstein received an undergraduate degree from the University of Chicago (B.A. 1978), a graduate degree in Politics and Economics from Oxford University (M.A. Oxon 1981) and his law degree from Northwestern University of Law (J.D. 1984).

     Dominick J. Golio, Vice President -- Finance, Chief Financial Officer and Treasurer of the Company. Mr. Golio began his career at the New York City office of Arthur Andersen & Co. in 1972. In 1975, he joined Case, Pomeroy & Company and Felmont Oil Corporation, its publicly traded affiliate, where he rose to the position of Vice President Finance. Mr. Golio left Felmont in 1987 following a merger between Felmont and Homestake Mining Company. He served as Vice President Finance and Administration at both AEG Corporation, the U.S. electronics subsidiary of Daimler-Benz North America, until 1991 and at Millmaster Onyx Group, Inc. until September 1993 at which time he joined the Company. Mr. Golio is a Certified Public Accountant (NY). He holds undergraduate and graduate degrees from Pace University (B.B.A. Accounting, 1972, M.B.A. -- Taxation,
1978).

     Shiv K. Sharma, Senior Vice President -- Engineering of the Company. Mr. Sharma began his career in 1967 as a Reservoir Engineer with Shell Oil Company. In 1970, he joined BPC as a reservoir engineer and was subsequently elected to Vice President and Senior Vice President of Engineering, a position he held until his departure from that company in 1988. From 1988 to 1992, Mr. Sharma worked as a petroleum consultant for several New York companies. He served as a director and consultant to the Company commencing April 1992 and was elected to his present position in April 1994. Mr. Sharma received his degrees in petroleum technology from the Indian School of Mines (B.S. 1963) and petroleum engineering from Stanford University (M.S. 1966).

     Steven L. Mueller, Senior Vice President -- Exploration of the Company. Mr. Mueller began his career in 1975 as a Geological Engineer at Tenneco Oil, Lafayette. He advanced at Tenneco Oil, Lafayette to Senior Geological Engineer in 1979, Project Geological Engineer in 1980 and Division Geological Engineer in the later part of 1980. Mr. Mueller relocated to San Antonio, Texas in 1985 where he maintained the title of Division Geological Engineer at Tenneco Oil but had the responsibility of reorganizing and then supervising an 18 member geological engineering group. Mr. Mueller was then promoted to Division Exploration Manager in 1987. In 1988, Mr. Mueller joined Fina Oil in Houston, Texas as Exploration Manager of South Louisiana, and in 1992 he joined American Exploration in Houston, Texas as Exploitation Vice President. He was with American Exploration until October of 1996 when he joined the Company. Mr. Mueller has over 21 years experience in exploring for and exploiting oil and gas fields both onshore and offshore and an expertise in 3-D seismic, mapping, log analysis and risk management. He holds a BS in Geological Engineering from the Colorado School of Mines (1975).

     Mel Fife, Vice President -- Business Development of the Company. Mr. Fife began his career in 1979 as an Independent Landman working for various companies. Mr. Fife joined Union Pacific Resources Company in 1988 and served as a Landman until 1994. He joined the Company in November 1995 as Land Manager and was promoted to Vice President -- Land in January 1997. Mr. Fife has 18 years of extensive experience in all phases of land in the oil and gas industry. Mr. Fife is a graduate of Dallas Christian College (1979) from which he received a Bachelor of Science Degree and attended Emory University's Divinity Program (1978-1979).

     Gary Hampton, Vice President -- Exploration -- Eastern Region of the Company. Mr. Hampton began his career in 1978 as a Reservoir Geologist for Texas Eastern (now PanEnergy). Mr. Hampton joined Champlin (currently UPR) in 1980 as a geologist and remained there until 1984. Mr. Hampton spent the next two years with Clayton Williams Energy generating prospects and developing acreage plays. In 1986, he became an independent consultant geologist providing geological assessments to the energy and environmental industry. Mr. Hampton rejoined Clayton Williams Energy in 1989 as the geologist responsible for, among other programs, geological planning associated with the company's Austin Chalk development program resulting in over

100 horizontal wells drilled in the Austin Chalk, Buda and Georgetown formations. Mr. Hampton was named Exploration Manager at Clayton Williams where he remained until February 1995, at which time he joined the Company as Manager -- Geology. Mr. Hampton was promoted to Vice President -- Exploration in January 1996 and renamed Vice President -- Exploration -- Eastern Division in October 1996. He received a B.S. in Geology from the University of Southern Mississippi in 1978.

     M. Bradford Moody, Vice President -- Legal and Land. Mr. Moody began his career in 1983 as an Associate with Akin, Gump, Strauss, Hauer & Feld in Washington D.C., specializing in energy law. In 1988, he joined Pennzoil Company as an Attorney, and later Senior Attorney, specializing in oil and gas law. He remained at Pennzoil Company until 1996, at which time he joined the Company as Senior Attorney. In August 1997, Mr. Moody was named Vice President -- Legal and Land of the Company. Mr. Moody received his undergraduate degree from Rice University (B.A. Economics 1980) and also attended Richmond College in London, England (1978-79). He received his law degree from the University of Texas School of Law (J.D. 1983).

     George A. Sheffer, Vice President -- Operations of the Company. Mr. Sheffer began his career in 1974 at Chevron USA where he served in the capacities of Reservoir Engineer, Drilling Representative and Production Engineer. Mr. Sheffer went on to serve in various engineering management positions with Meridian Oil and its predecessor Southland Royalty Company from 1979 to 1992. He joined the Company as Senior Petroleum Engineer in May 1994 after spending two years at Mearsk Energy, Inc. as Drilling Manager. He was promoted to Vice
President -- Operations at the Company in November 1994. Mr. Sheffer has more than 20 years of diverse experience in all phases of petroleum engineering and operations management in the domestic oil and gas industry. Mr. Sheffer has specialized in horizontal drilling since 1987 in Oklahoma and Texas. He has extensive experience in the entire Austin Chalk Trend from South Texas to the Louisiana Border. Mr. Sheffer is a graduate of Pennsylvania State University
(1974) from which he received a degree in Petroleum and Natural Gas Engineering.

     Jarl P. Johnson, Vice Chairman and Chief Operating Officer of Coda, has been active in the oil and natural gas industry since 1953. Mr. Johnson worked for Phillips Petroleum from 1953 to 1955, and for Kewanee Oil Co. from 1955 to 1978 where he served as Manager of Engineering for 14 years. He worked for Hamilton Brothers Oil Company from 1978 to 1980 as Vice President of Engineering. From 1980 to 1986 he was Vice President of Operations for Ensource Inc. Mr. Johnson formed his own company, PetroJarl, Inc. in 1986 to own non-operated oil and gas interests. He became President and a director of Diamond Energy Operating Company ("Diamond") in October 1989. Mr. Johnson joined Coda as Vice Chairman in 1994 in connection with Coda's acquisition of Diamond and became Chief Operating Officer of Coda upon consummation of the merger with JEDI in February 1996. Mr. Johnson obtained a degree in Petroleum Engineering from the University of Tulsa in 1953.

     Grant W. Henderson, President and Chief Financial Officer of Coda, joined Coda in October 1993 as Executive Vice President and Chief Financial Officer. He was elected a director of Coda in 1995 and became President of Coda upon consummation of the merger with JEDI in February 1996. Mr. Henderson was previously employed by NationsBank, beginning 1981, last serving as Senior Vice President in its Energy Banking Group. Mr. Henderson is a graduate of Texas Tech University where he received a B.B.A. degree with a major in finance.

     Graham Allison, Director of the Company. Dr. Allison is the Douglas Dillon Professor of Government at Harvard University. Until March 1994, he served as Assistant Secretary of Defense for Policy and Plans and continues to serve as Special Advisor to the Secretary of Defense. From 1977 to 1989, Dr. Allison was Dean of Harvard's John F. Kennedy School of Government. He was a founding member of the Trilateral Commission and a Director of the Council on Foreign Relations. He also formerly served as a Director of the Getty Oil Company, New England Securities and the Taubman Companies.

     Daniel C. Arnold, Director of the Company. Mr. Arnold practiced law with the firm of Vinson & Elkins L.L.P. in Houston, Texas from 1953 until 1983. From January 1983 through April 1988, Mr. Arnold served as a Director, and as President and later Chairman of First City Bancorporation of Texas, Inc. Mr. Arnold held a number of positions, including serving as Chairman of the Board and Chief Executive Officer of Farm & Home Financial Corporation and its wholly owned subsidiary, Farm and Home Savings Association from February 1989 to April 1991. Currently, Mr. Arnold serves as Director of the Parkway Company and U.S. Physical Therapy, Inc. and is engaged primarily in managing personal investments.

     Alan D. Berlin, Director of the Company. Mr. Berlin is a partner in the law firm of Aitken Irvin Lewin Berlin Vrooman & Cohn, LLP where he specializes in international energy matters, taxation and corporate law. For over five years prior to joining the firm in 1995, he was engaged in the private practice of law. Mr. Berlin was a special consultant to the United Nations Department of Technical Cooperation for Development and the Center for Transnational Corporations (1989-1994). Mr. Berlin has been appointed an Honorary Associate of the Centre for Petroleum and Mineral Law and Policy at the University of Dundee, Scotland, and is a member of the Association of International Petroleum Negotiators. Mr. Berlin was employed in various positions with BPC from 1977 to 1985 with his last position being President of BPC Peru.

     Jack Saltz, Director of the Company. Mr. Saltz is a private investor in oil and gas, real estate development and other industries. He is President of OTS Corp., a real estate development company and Chairman of Crown Funding Corp., a mortgage brokerage firm. He is also President of Highpro Corp., a firm that invests in oil and gas exploration projects. Mr. Saltz was a major stockholder of BPC and served BPC in many capacities including Director and Senior Vice President.

     Georgiana Sheldon-Sharp, Director of the Company. Ms. Sheldon-Sharp has over 30 years of experience in the executive and legislative branches of the federal government, as well as politics and private business. Her areas of expertise include defense, foreign affairs and fossil and nuclear energy. She served as Acting Chairman and Commissioner of the FERC from 1977 to 1985 and served on the Board of Directors of Enron from 1985 to 1993. Ms. Sheldon-Sharp currently serves on the Board of Trustees of Keuka College and the Federal Woman's Award, Inc. and is a member of the Executive Committee of the United States Energy Association World Energy Conference.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The following summary description of the preferred stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation ("Articles of Incorporation") and the bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus Supplement is a part, and to the Certificate of Designations for the Preferred Stock ("Certificate of Designations"), which will be filed by the Company with the Commission as an exhibit to a Current Report on Form 8-K.

     The Board of Directors of the Company has authorized the issuance of a series of preferred stock consisting of up to 3,450,000 shares. The shares of the Preferred Stock to be issued in the Offering constitute a single series of the preferred stock of the Company. The Company may, in the future, issue additional series of preferred stock. When issued and sold for the consideration herein contemplated, the Preferred Stock will be duly and validly issued, fully paid and nonassessable. The holders of the Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Preferred Stock. Application will be made to list the Preferred Stock on the New York Stock Exchange. The registrar, transfer agent and dividend disbursing agent for the Preferred Stock is The Bank of New York.

RANKING

     The Preferred Stock will rank senior to the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of the Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of the funds of the Company legally available therefor, annual cash dividends at the rate of $ per share, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 1998, or if such day is not a business day, the next succeeding business day. Dividends on the Preferred Stock will begin to accumulate and be cumulative from the date of original issuance, and will be payable to holders of record as they appear on the stock books of the Company on such record dates, which shall be not more than 60 days nor less than 10 days preceding the payment dates, as shall be fixed by the Board of Directors, provided that holders of shares of Preferred Stock called for redemption on a redemption date falling between a dividend payment record date and the dividend payment date shall, in lieu of receiving such dividend on the dividend payment date fixed therefor, receive such dividend payment together with all other accumulated and unpaid dividends on the date fixed for redemption (unless such holders convert such shares in accordance with the Certificate of Designations). Dividends payable per share of Preferred Stock for each quarterly dividend period will be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial dividend period and for any period shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. Holders of the Preferred Stock will not be entitled to any dividends, whether payable in cash, property or securities, in excess of the full cumulative dividends, as described above. No interest, or sum of money in lieu of interest, will be payable in respect of any accumulated and unpaid dividends.

     If dividends are not paid in full, or declared in full and sums set apart for the payment thereof, upon the Preferred Stock and upon any other capital stock ranking on a parity as to dividends with the Preferred Stock, all dividends declared upon shares of Preferred Stock and such other parity stock will be declared and paid pro rata so that in all cases the amount of dividends declared per share on the Preferred Stock and such other parity stock will bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock and such other parity stock bear to each other. Except as set forth above, unless full cumulative dividends on all outstanding shares of the Preferred Stock have been paid or declared and sums set aside for the payment thereof, dividends (other than dividends paid in Common Stock or other stock ranking junior to the Preferred Stock as to dividends and upon liquidation, dissolution or winding up) may not be declared or paid or set apart for payment, and other distributions may not be made upon the Common Stock or on any other stock of the Company ranking junior to the Preferred Stock as to dividends, or upon liquidation, dissolution or winding up, nor may any Common Stock or any other stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation, dissolution or winding up be redeemed, purchased or otherwise acquired for any consideration by the Company (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation, dissolution or winding up).

     Under Nevada law, the Company may declare and make distributions to its stockholders, unless (i) the Company would not be able to pay its debts as they become due in the usual course of business or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of such distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving such distribution. The Certificate of Designations will provide that the Company will take all actions required or permitted under Nevada law to permit the payment of dividends on the Preferred Stock.

LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders the liquidation preference of $25.00 per share plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid to the payment date before any payment or distribution of assets is made to holders of Common Stock or of any other class of stock of the Company ranking junior to the Preferred Stock upon liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock and any other capital stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the Preferred Stock and of such other parity stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale, lease, exchange or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company for these purposes.

     The liquidation preference amount relating to the Preferred Stock is not necessarily indicative of the price at which the Preferred Stock will actually trade at or after the time of their issuance, and the Preferred Stock may trade at prices below its liquidation preference amount. The market price of the Preferred Stock can be expected to fluctuate with changes in the financial markets and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities.

CONVERSION RIGHTS

     Shares of the Preferred Stock will be convertible at any time at the option
of the holder thereof at an initial conversion rate of           shares of
Common Stock for each share of Preferred Stock

(equivalent to a conversion price of $     per share of Common Stock), subject
to adjustment as described below, except that, if shares of Preferred Stock are called for redemption, the conversion right will terminate at the close of business on the date fixed for redemption. No fractional shares or securities representing fractional shares of Common Stock will be issued upon conversion; any fractional shares resulting from conversion will be paid in cash based upon the last reported sales price of the Common Stock at the close of business on the first trading day preceding the date of conversion.

     In case the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, sale of all or substantially all of its assets or recapitalization of the Common Stock), in each case as a result of which shares of Common Stock shall be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Preferred Stock remaining outstanding following such transaction shall thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of Common Stock into which such share of Preferred Stock was convertible immediately prior to such transaction.

     The conversion price is subject to adjustment upon certain events, including: (i) the issuance of Common Stock as a dividend or distribution with respect to the outstanding Common Stock, subdivisions, splits or combinations of Common Stock, or the issuance of any shares of capital stock by reclassification of the Common Stock; (ii) the issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock, in each case at less than the then current market price per share of Common Stock; and (iii) the payment of a dividend or making of a distribution to holders of Common Stock of shares of capital stock of the Company or its subsidiaries (other than Common Stock) or of evidences of its indebtedness, or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above, dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and regular periodic cash dividends payable out of surplus. Whenever the conversion price is adjusted for any of the events described above, the Company shall prepare a notice of such adjustment of the conversion price, setting forth the adjusted conversion price and the effective date of such adjustment and shall mail such notice of such adjustment of the conversion price, to the record holders of the shares of Preferred Stock at such holders' last address as shown on the stock records of the Company.

     No adjustment in the conversion price will be required to be made in any case until cumulative adjustments amount to 1% or more of the conversion price as last adjusted, but any such adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company reserves the right, to the extent permitted by law, to make such reductions in the conversion price in addition to those required in the foregoing provisions as it, in its sole discretion, shall determine to be advisable in order that certain stock-related distributions hereafter made by the Company to its stockholders shall not be taxable to such stockholders.

     Holders of shares of Preferred Stock at the close of business on a dividend payment record date shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date (except that holders of shares called for redemption on a redemption date falling between such dividend payment record date and the dividend payment date shall, in lieu of receiving such dividend on the dividend payment date fixed therefor, receive such dividend payment together with all other accrued and unpaid dividends on the date fixed for redemption, unless such holders convert such shares in accordance with the Certificate of Designations) notwithstanding the conversion thereof following such dividend payment record date and prior to such dividend payment date. However, shares of Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares of Preferred Stock called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the dividend payment with respect to such shares of Preferred Stock presented for conversion on such dividend payment date. A holder of shares of Preferred Stock on a dividend payment record date who (or whose transferee) surrenders any such shares for conversion into shares of Common Stock on the corresponding dividend payment date will receive the dividend payable by the Company on such shares of Preferred Stock on such date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion on the dividend payment date. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares of Preferred Stock or for dividends on the shares of Common Stock issued upon such conversion.

     If (i) the Company shall declare a dividend (or any other distribution) on the Common Stock (other than regular periodic cash dividends payable out of surplus); (ii) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of any class or any other rights or warrants, (iii) there shall be any reclassification of the Common Stock or any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or a statutory share exchange, or self tender offer by the Company for all or substantially all of its outstanding shares of Common Stock or the sale or transfer of all or substantially all of the assets of the Company as an entity; or (iv) there shall occur the involuntary or voluntary liquidation, dissolution or winding up of the Company, then the Company shall cause to be mailed to the holders of shares of Preferred Stock, at the address as shown on the stock records of the Company, as promptly as possible, but at least 15 business days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record is to be taken for the purpose of such dividend, distribution or rights of warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividends, distribution or rights or warrants are to be described or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up.

     The Company will endeavor to comply with all federal and state securities laws regulating the offer and delivery of shares of Common Stock upon conversion of the Preferred Stock and will endeavor to have approved for listing on any national securities exchange upon which its Common Stock is listed the shares of Common Stock deliverable upon conversion of the Preferred Stock. The Company will reserve and keep available from its authorized capital stock a sufficient number of shares of Common Stock as may be required to effect conversion of the Preferred Stock. The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities or property on conversion of the Preferred Stock pursuant hereto; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the holder of the shares of Preferred Stock to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or established, to the reasonable satisfaction of the Company, that such tax has been paid.

     In addition, the Credit Agreement, the 8 7/8% Indenture and the Coda Indenture contain restrictions on the ability of the Company to pay dividends on the Preferred Stock. Any future credit agreements or other agreements relating to indebtedness to which the Company becomes a party may contain similar restrictions and provisions. See "Risk Factors -- Restrictions Upon Ability to Pay Dividends."

     Change of Control. Notwithstanding the foregoing, until             , 2001,
upon a Change of Control (as defined below) that is not a Common Stock Transaction (as defined below), holders of Preferred Stock shall, if the Market Value (as defined below) of the Common Stock at such time is less than the Conversion Price, have a one time option, upon not less than 30 days' notice nor more than 60 days' notice, to convert all of their outstanding shares of Preferred Stock into shares of Common Stock at an adjusted Conversion Price equal to the greater of (i) the Market Value of the Common Stock as of the date of the Change of Control and (ii) 66.67% of the Market Value of the Common Stock as of the date of this Prospectus Supplement. In lieu of issuing the shares of Common Stock issuable upon conversion in the event of a Change of Control, the Company may, at its option, make a cash payment equal to the Market Value of such Common Stock otherwise issuable upon conversion.

     "Change of Control" means any of the following events:

          (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any "person" or group of related persons (a "Group") (as such term is used in Sections 13(d) and 14(d) of the Exchange Act);

          (ii) the consummation of any transaction (including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) the result of which is that any "person" or Group, other than one or more Permitted Holders (as defined below), becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of more than 50% of the aggregate voting power of all classes of capital stock of the Company having the right to elect directors under ordinary circumstances;

          (iii) the adoption of a plan relating to the liquidation or dissolution of the Company; or

          (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose elections by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

     "Common Stock Transaction" means any transaction in which more than 50% of the value (as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of the Company's Common Stock consists of common stock that for each of the ten consecutive trading days prior to the effective date of the transaction has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market.

     "Market Value" of the Common Stock for any day means the last reported sale price, regular way, on such day, or, if no sale takes place on such day, the average of the reported closing bid and asked prices on such day, regular way, in either case as reported on the New York Stock Exchange Consolidated Transactions Tape, or, if the Company's Common Stock is not listed or admitted to trading on the New York Stock Exchange on such day, on the principal national securities exchange on which the Company's Common Stock is listed or admitted to trading, if the Company's Common Stock is listed on a national securities exchange, or the Nasdaq National Market, or, if the Company's Common Stock is not quoted or admitted to trading on such quotation system, on the principal quotation system on which the Company's Common Stock may be listed or admitted to trading or quoted, or, if not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing bid and asked prices of the Company's Common Stock in the over-the-counter market on the day in question as reported by the National

Quotation Bureau Incorporated, or a similar generally accepted reporting service, or, if not so available in such manner, as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Company for that purpose or, if not so available in such manner, as otherwise determined in good faith by the Board of Directors of the Company.

     "Permitted Holders" means (1) Robert A. Belfer, Renee E. Belfer, Laurence
D. Belfer and Jack Saltz, (2) the spouses and descendants of such individuals,
(3) the estates or legal representatives of the individuals named in clauses (1) and (2), and (4) trusts created for the benefit of Persons named in clauses (1) and (2).

     The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all of substantially all" of the assets of the Company.

COMPANY'S RIGHT OF REDEMPTION

     Shares of the Preferred Stock will not be redeemable prior to             ,
2001. The shares of Preferred Stock will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, out of funds
legally available therefor, on or after             , 2001, on not less than 30
nor more than 60 days' notice by first-class mail at the redemption prices per share of Preferred Stock set forth below during the 12-month periods beginning on December 31 of the years shown below, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Redemption Price").

                         YEAR                            PRICE PER SHARE
                         ----                            ---------------


     If fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected pro rata. There is no mandatory redemption or sinking fund obligation with respect to the Preferred Stock. In the event that the Company has failed to pay accrued and unpaid dividends on the Preferred Stock, it may not redeem less than all of the then outstanding shares of the Preferred Stock until all such accrued and unpaid dividends and the then current quarterly dividends have been paid in full. After the date fixed for redemption, unless the Company is in default in providing money for the payment of the Redemption Price, dividends shall cease to accrue on the Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as stockholders of the Company shall cease, except the right to receive the moneys payable upon such redemption, without interest thereon, upon surrender of the certificates evidencing such shares.

     The Company will not be prohibited from purchasing the Preferred Stock in the open market or in negotiated transactions except as provided under "-- Dividends" above.

VOTING RIGHTS

     The holders of the Preferred Stock will have no voting rights, except as described below, as described in the accompanying Prospectus or as required by law. In exercising any such vote, each outstanding share of Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

     Whenever dividends on the Preferred Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the holders of the

Preferred Stock (voting separately as a class with the holders of any stock ranking on a parity as to dividends with the Preferred Stock on which like voting rights have been conferred and are exercisable) will be entitled to elect two directors to the Board of Directors either by written consent or at any meeting of stockholders of the Company at which directors are to be elected held during the period such dividends remain in arrears. Such voting rights will terminate when all such dividends accrued and in default have been paid in full or declared and funds set apart for payment in full. The term of office of all directors so elected will terminate immediately upon such payment or setting apart for payment.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain federal income tax consequences of acquiring, owning and disposing of the Preferred Stock. This summary does not purport to be complete and does not address the tax consequences to holders that are subject to special tax rules, such as financial institutions, insurance companies, regulated investment companies, personal holding companies, corporations subject to the alternative minimum tax, S corporations, foreign investors, broker-dealers and tax-exempt entities. This summary does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations and proposed regulations, court decisions and current administrative rulings and pronouncements of the Internal Revenue Service ("IRS"), all of which are subject to change, possibly with retroactive effect, and assumes that Preferred Stock will be held as a "capital asset" (generally, property held for investment) as defined in the Code. PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR SITUATIONS.

DIVIDENDS ON PREFERRED STOCK

     Distributions with respect to the Preferred Stock will constitute "dividends" for federal income tax purposes to the extent that the Company has current or accumulated earnings and profits for federal income tax purposes. Distributions paid to corporations may qualify for the dividends received deduction under section 243 of the Code, subject to the limitations discussed below. To the extent, if any, that a holder receives a distribution with respect to Preferred Stock that would otherwise constitute dividends for federal income tax purposes but that exceeds the holder's allocable share of the Company's current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital which will reduce the stockholder's tax basis in the Preferred Stock; any amount in excess of the holder's basis will be treated as capital gain. A reduction in tax basis could result in increased capital gain upon a sale or other disposition of the Preferred Stock.

     Dividends on the Preferred Stock received by corporate holders will be eligible for the 70% dividends-received deduction under section 243 of the Code, subject to limitations generally applicable to the dividends-received deductions, including those contained in sections 246 and 246A of the Code and the corporate alternative minimum tax. Prospective corporate purchasers of Preferred Stock should consult their own tax advisors to determine whether these limitations might apply to them.

EXTRAORDINARY DIVIDENDS

     If a corporate holder receives an "extraordinary dividend" from the Company with respect to Preferred Stock which it has not held for more than two years before the dividend announcement date, the holder's basis in the Preferred Stock will be reduced (but not below zero) by the portion of the dividend which is deductible by reason of the dividends received deduction. The reduction in basis of Preferred Stock is treated as occurring at the beginning of the ex-dividend date of the extraordinary dividend to which the reduction relates. If, because of the limitation on reducing basis below zero, any portion of an extraordinary dividend that is deductible by reason of the dividends received deduction has not been applied to reduce basis, such amount will be treated as gain from the sale or exchange of stock for the taxable year in which the extraordinary dividend is received. An "extraordinary dividend" on the Preferred Stock would include a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend or (ii) exceeds 20% of the holder's adjusted tax basis (determined without regard to any reduction for the non-taxed portion of prior extraordinary dividends) in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock as of the day before the ex-dividend date rather than its adjusted basis for purposes of applying the 5% or 20% limitation if the holder is able to establish such fair market value to the satisfaction of the IRS. An "extraordinary dividend" would also include any amount treated as a dividend in the case of a redemption of the Preferred Stock that (i) is non-pro rata as to all stockholders or (ii) was treated as a dividend because the holding of options was treated as stock ownership under the constructive stock ownership rules of Section 318 of the Code, without regard to the period the holder held the stock.

     Special rules apply with respect to a "qualified preferred dividend," which would include any fixed dividend payable no less often than annually with respect to the Preferred Stock provided the Preferred Stock is not in arrears as to dividends when acquired and the actual rate of return on the Preferred Stock does not exceed 15% calculated by reference to the lower of the stockholder's basis in the Preferred Stock or its liquidation preference. The extraordinary dividend rules will not apply to a qualified preferred dividend if the stockholder has held the Preferred Stock for more than five years. If the stockholder disposes of the Preferred Stock before it has been held for more than five years, the aggregate reduction in basis will not exceed the excess of the qualified preferred dividends paid during the period held by the stockholder over the qualified preferred dividends which would have been paid during such period on the basis of a stated rate of return as determined under section 1059(e)(3) of the Code.

     The length of time that a stockholder is deemed to have held Preferred Stock for purposes of the extraordinary dividend rules is determined under principles similar to those applicable for purposes of the dividends received deduction discussed above.

CONVERSION OF PREFERRED STOCK INTO COMMON STOCK

     No gain or loss generally will be recognized upon conversion of shares of Preferred Stock into shares of Common Stock, except with respect to any cash paid in lieu of fractional shares of Common Stock. The holder's tax basis in the Common Stock received upon conversion will be equal to the holder's tax basis in the shares of Preferred Stock converted. The holding period of the Common Stock will include the holding period of the shares of Preferred Stock converted.

ADJUSTMENT OF CONVERSION PRICE

     Holders of Preferred Stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ratio of the Preferred Stock is adjusted unless the change in conversion ratio is made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders. Adjustments to compensate for taxable distributions of cash or property to other stockholders are not considered as made pursuant to a bona fide adjustment formula. The adjustment to the Conversion Price that occurs as a result of a Change of Control will not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, certain of the other possible adjustments provided with respect to the Preferred Stock may not qualify as being pursuant to a bona fide reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of Preferred Stock could be deemed to have received a taxable stock dividend.

REDEMPTION OR OTHER DISPOSITION OF STOCK

     In the event the Company exercises its right to redeem the Preferred Stock, the redemption proceeds will generally be treated as a sale or exchange if the holder does not own, actually or constructively, within the meaning of section 318 of the Code, any stock of the Company other than the stock redeemed. If a holder does own, actually or constructively, such other stock, a redemption of stock may be treated as a dividend to the extent of the Company's current or accumulated earnings and profits (as determined for federal income tax purposes). Such dividend treatment would not apply and the redemption would be treated as a sale or exchange if the redemption is "substantially disproportionate" with respect to the holder under section 302(b)(2) of the Code or is "not essentially equivalent to a dividend" with respect to the holder under section 302(b)(1) of the Code. A distribution to a holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in the Company. A redemption of stock for cash that results in a reduction in the proportionate interest in the Company (taking into account any constructive ownership) of a holder whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs may be regarded as a "meaningful reduction" in the holder's stock interest in the Company. In all cases, amounts of cash received upon redemption of the Preferred Stock which represents declared and unpaid dividends will be subject to taxation in the manner discussed under "-- Dividends on Preferred Stock" above.

     If a redemption of stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount received by the holder. The holder's adjusted tax basis in the redeemed stock will be transferred to his remaining stock holdings in the Company. If the holder does not retain any stock ownership in the Company, the holder may lose such basis entirely.

     Upon a redemption of stock that is not treated as a distribution taxable as a dividend or upon a sale or other disposition of stock, the holder will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and the holder's adjusted tax basis in the stock that is redeemed, sold or disposed of. Such gain or loss would be long-term capital gain or loss if the holding period for the stock exceeded one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains (the excess of the taxpayer's net long-term capital gains over his net short-term capital losses) are subject to a maximum tax rate of (i) 28%, if such stock was held for more than one year but not more than 18 months or (ii) 20%, if such stock was held for more than 18 months. The deductibility of capital losses are restricted and, in general, may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains. Capital losses which cannot be utilized because of the aforementioned limitation are, for corporate taxpayers carried back three years and, in most circumstances, carried forward for five years; for individual taxpayers, capital losses may only be carried forward without a time limitation.

PROPOSED LEGISLATION

     The President has previously proposed legislation which would reduce the 70% dividends-received deduction to 50%. Although such legislation was not enacted as part of the recently enacted Taxpayer Relief Act of 1997, it cannot be predicted with certainty whether in the future such proposal will be enacted into law or, if enacted, what would be its effective date. Corporate holders of stock are urged to consult their own tax advisors regarding the possible effects of such proposed legislation.

BACKUP WITHHOLDING

     Under the backup withholding provisions of the Code and applicable Treasury regulations, a holder of Preferred Stock may be subject to backup withholding at the rate of 31% with respect to dividends on, or the proceeds of a sale, conversion or redemption of, the Preferred Stock, unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a refund or as a credit against such holder's federal income tax liability, provided that the required information is furnished to the IRS.

     THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE HOLDING AND DISPOSING OF PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. Certain maters of Nevada law will be passed upon by Woodburn & Wedge, Reno, Nevada. Vinson & Elkins L.L.P. and Andrews & Kurth L.L.P. will rely upon the opinion of Woodburn & Wedge as to matters of Nevada law.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, included in this Prospectus Supplement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The information included in this Prospectus Supplement regarding proved reserves as of December 31, 1997 and the related future net revenues and the present value thereof is derived, as and to the extent described herein, from the reserve report prepared by Miller and Lents, Ltd., independent oil and gas consultants, and, to such extent, are included herein in reliance upon the authority of such firm as experts with respect to such report.

                         GLOSSARY OF OIL AND GAS TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Prospectus Supplement. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     AMI. Area of mutual interest.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf. Billion cubic feet.

     Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     BOE. Barrel of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

     Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

     Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Finding costs. Total costs incurred in oil and gas acquisition, exploration and development activities and capitalized interest divided by total reserve additions, including purchases of minerals in place, extensions, discoveries, revisions and other additions.

     Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Liquids. Crude oil, condensate and natural gas liquids.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     Mcf. One thousand cubic feet.

     Mcf/d. One thousand cubic feet per day.

     Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     MMS. Mineral Management Service of the United States Department of the Interior.

     MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

     MMbtu. One million Btus.

     MMcf. One million cubic feet.

     MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

     Oil. Crude oil and condensate.

     Operating cash inflows per Mcfe. Net operating cash inflows as listed in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements divided by net gas equivalent production for the applicable periods.

     Present Value or PV10. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

     Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Updip. A higher point in the reservoir.

     Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

     Workover. Operations on a producing well to restore or increase production.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Consolidated Condensed Financial
  Statements................................................    F-2
Unaudited Pro Forma Consolidated Condensed Statements of
  Operations for the year ended December 31, 1996...........    F-3
Unaudited Pro Forma Consolidated Condensed Statement of
  Operations for the nine months ended September 30, 1997...    F-4
Unaudited Pro Forma Consolidated Condensed Balance Sheet as
  of September 30, 1997.....................................    F-5
Notes to Unaudited Pro Forma Consolidated Condensed
  Financial Statements......................................    F-7

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS
Condensed Consolidated Balance Sheets at September 30, 1997
  and December 31, 1996 (Unaudited).........................   F-11
Condensed Consolidated Statements of Operations for the nine
  months ended September 30, 1997 and 1996 (Unaudited)......   F-12
Condensed Consolidated Changes in Stockholders' Equity for
  the nine months ended September 30, 1997 (Unaudited)......   F-13
Condensed Consolidated Statements of Cash Flows for the nine
  months ended September 30, 1997 and 1996 (Unaudited)......   F-14
Notes to Condensed Consolidated Financial Statements........   F-15

CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants....................   F-18
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................   F-19
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1995 and 1994..........................   F-20
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1995 and 1994..............   F-21
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1995 and 1994..........................   F-22
Notes to Consolidated Financial Statements..................   F-23

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

     The following unaudited consolidated condensed financial statements and related notes are presented to show the pro forma effects of the merger of Coda Energy, Inc. (Coda) with and into a wholly owned subsidiary of Belco Oil & Gas Corporation (Belco).

     The Coda transaction, hereinafter referred to as the "Merger", was completed November 26, 1997 and will be reported using the purchase method of accounting.

     The condensed statements of operations are presented to show income from continuing operations as if the Merger occurred as of the beginning of the respective periods. The pro forma condensed balance sheet is based on the assumption that the Merger occurred on September 30, 1997.

     Belco accounted for the acquisition of Coda using the purchase method of accounting for business combinations. In accordance with the Statement of Financial Accounting Standards Board No. 109 ("FASB 109"), Belco recorded in the fourth quarter ended December 31, 1997 a one-time non-cash deferred tax liability of approximately $101 million to reflect the difference between the tax basis of Coda's assets and liabilities and the amounts recorded for financial reporting purposes for such assets and liabilities.

     Belco recorded in the fourth quarter ended December 31, 1997 a non-cash ceiling test provision of $150 million ($98 million after tax), which is also reflected in the Unaudited Pro Forma Statements of Operations as of September 30, 1997. The ceiling test provision includes the effect of the non-cash $101 million FASB 109 "gross up" attributable to the Coda acquisition on Belco's full cost pool at year-end 1997 and adjustments to the SEC PV10 value of year-end 1997 reserves, which were significantly impacted by lower product prices when compared to year-end 1996 prices, among other items. The present value of estimated future net revenues before income taxes of Belco's proved reserves were $505 million as of December 31, 1997 (exclusive of price risk management transactions) based on average prices of $17.55 per barrel of oil and $2.20 per Mcf. This compared to prices of approximately $25.13 per barrel of oil and $3.68 per Mcf used in calculating year-end 1996 proved reserves.

     Pro forma data is based on assumptions and include adjustments as explained in the notes to the unaudited pro forma consolidated condensed financial statements. The pro forma data is not necessarily indicative of the financial results that would have occurred had the transactions been effective on and as of the dates referenced above, and should not be viewed as indicative of operations in future periods. The unaudited pro forma consolidated condensed financial statements should be read in conjunction with the notes thereto, Belco's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Belco's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, Coda's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and Coda's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           MERGER
                                                 BELCO         CODA       PRO FORMA
                                               HISTORICAL   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                               ----------   ----------   -----------     ---------
REVENUES
  Oil and gas sales..........................   $119,710     $ 76,769     $      --      $196,479
  Commodity price risk management
     activities..............................     (5,967)          --                      (5,967)
  Gas gathering and processing...............         --       44,875       (44,875)(b)        --
  Interest and other.........................      2,653        2,307                       4,960
                                                --------     --------     ---------      --------
          Total Revenues.....................    116,396      123,951       (44,875)      195,472
                                                --------     --------     ---------      --------
OPERATING EXPENSES
  Oil and gas operating expenses.............      7,847       32,167                      40,014
  Depreciation, depletion and amortization...     40,904       26,614        (3,082)(b)    75,587
                                                                             11,151(c)
  General and administrative.................      3,059        2,398          (786)(f)     4,671
  Gas gathering and processing...............         --       37,392       (37,392)(b)        --
  Interest...................................         --       15,657        13,772(a)     23,551
                                                                             (4,097)(b)
                                                                             (9,281)(e)
                                                                              7,500(h)
  Stock option compensation..................         --        3,199                       3,199
  Writedown of oil and gas properties........         --       83,305       (83,305)(g)        --
                                                --------     --------     ---------      --------
Total Costs and Expenses.....................     51,810      200,732      (105,520)      147,022
                                                --------     --------     ---------      --------
INCOME (LOSS) BEFORE INCOME TAXES............     64,586      (76,781)       60,645        48,450
Provision (benefit) for income taxes.........     21,953      (27,194)         (465)(b)    16,554
                                                                             22,260(d)
                                                --------     --------     ---------      --------
PRO FORMA NET INCOME.........................   $ 42,633     $(49,587)    $  38,850      $ 31,896
                                                ========     ========     =========      ========
BASIC AND DILUTED PRO FORMA NET INCOME PER
  COMMON SHARE...............................   $   1.42                                 $   1.06
                                                ========                                 ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING...     29,986                                   29,986
                                                ========                                 ========

                 The accompanying notes to unaudited pro forma financial statements are an integral part of these statements

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                            STATEMENTS OF OPERATIONS
                  FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            MERGER
                                                  BELCO         CODA       PRO FORMA
                                                HISTORICAL   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                ----------   ----------   -----------     ---------
REVENUES
  Oil and gas sales...........................   $89,742      $54,580      $      --      $ 144,322
  Commodity price risk management
     activities...............................    (7,674)          --             --         (7,674)
  Gas gathering and processing................        --       32,712        (32,712)(b)         --
  Interest and other..........................     2,326          846             77(b)       3,249
                                                 -------      -------      ---------      ---------
          Total Revenues......................    84,394       88,138        (32,635)       139,897
                                                 -------      -------      ---------      ---------
OPERATING EXPENSES
  Oil and gas operating expenses..............     6,657       25,734                        32,391
  Depreciation, depletion and amortization....    32,190       20,202         (2,394)(b)     64,564
                                                                              14,566(c)
  General and administrative..................     2,476        1,172           (587)(f)      3,061
  Gas gathering and processing................        --       27,956        (27,956)(b)         --
  Interest....................................        --       12,128         10,329(a)      17,251
                                                                              (3,466)(b)
                                                                              (7,340)(e)
                                                                               5,600(h)
  Writedown of oil and gas properties.........        --           --        150,000(g)     150,000
                                                 -------      -------      ---------      ---------
Total Costs and Expenses......................    41,323       87,192        138,752        267,267
                                                 -------      -------      ---------      ---------
INCOME (LOSS) BEFORE INCOME TAXES.............    43,071          946       (171,387)      (127,370)
Provision (benefit) for income taxes..........    14,752          625            (55)(b)    (43,551)
                                                                             (58,873)(d)
                                                 -------      -------      ---------      ---------
PRO FORMA NET INCOME (LOSS)...................   $28,319      $   321      $(112,459)     $ (83,819)
                                                 =======      =======      =========      =========
PRO FORMA NET INCOME (LOSS) PER COMMON SHARE
  BASIC.......................................   $  0.90                                  $   (2.65)
                                                 =======                                  =========
  DILUTED.....................................   $  0.89                                  $   (2.65)
                                                 =======                                  =========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  BASIC.......................................    31,582                                     31,582
                                                 =======                                  =========
  DILUTED.....................................    31,704                                     31,582
                                                 =======                                  =========

                 The accompanying notes to unaudited pro forma financial statements are an integral part of these statements

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                        MERGER
                                            BELCO          CODA        PRO FORMA
                                          HISTORICAL    HISTORICAL    ADJUSTMENTS      PRO FORMA
                                          ----------    ----------    -----------      ---------
ASSETS
Current Assets
  Cash and cash equivalents.............   $138,488      $  8,708      $   1,864(b)    $  17,264
                                                                        (149,884)(g)
                                                                           1,188(i)
                                                                          16,900(l)
  Accounts receivable, oil and gas......     24,717        12,486         (5,113)(b)      32,090
  Assets from commodity price risk
     management activities..............         --            --             --              --
  Advances to oil and gas operators.....        986           467            (94)(b)       1,359
  Other current assets..................         26           650              3(b)          679
                                           --------      --------      ---------       ---------
          Total current assets..........    164,217        22,311       (135,136)         51,392
AMOUNTS DUE FROM STOCKHOLDERS...........         --         1,188         (1,188)(i)          --
PROPERTY AND EQUIPMENT:
  Proved oil and gas properties.........    319,552       271,731       (150,000)(m)     591,174
                                                                        (271,731)(d)
                                                                         421,622(e)
  Unproved oil and gas properties.......     83,277         1,000         (1,000)(d)     110,277
                                                                          27,000(e)
  Gas plants and processing systems.....         --        36,539        (36,539)(b)          --
  Other properties......................         --         4,521            (45)(b)       6,000
                                                                          (4,476)(d)
                                                                           6,000(e)
  Less: Accumulated depreciation,
     depletion and amortization.........   (118,865)      (42,996)         4,372(b)     (118,865)
                                                                          38,624(d)
                                           --------      --------      ---------       ---------
          Net property and equipment....    283,964       270,795         33,827         588,586
                                           --------      --------      ---------       ---------
OTHER ASSETS............................     39,235         3,306           (540)(b)      39,235
                                                                          (2,766)(d)
                                           --------      --------      ---------       ---------
          Total Assets..................   $487,416      $297,600      $(105,803)      $ 679,213
                                           ========      ========      =========       =========

                 The accompanying notes to unaudited pro forma financial statements are an integral part of these statements

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                           MERGER
                                                 BELCO         CODA       PRO FORMA
                                               HISTORICAL   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                               ----------   ----------   -----------     ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities...   $  8,812     $ 16,976     $  (3,444)(b)  $ 29,344
                                                                              7,000(c)
  Liabilities from commodity price risk
     management activities...................     12,534           --                      12,534
  Income taxes payable.......................         14          473           (31)(b)       456
                                                --------     --------     ---------      --------
          Total current liabilities..........     21,360       17,449         3,525        42,334
                                                --------     --------     ---------      --------
LONG-TERM DEBT...............................    150,000       67,100       (67,100)(k)   234,000
                                                                             84,000(l)
10 1/2% SUBORDINATED NOTES...................                 110,000         7,090(j)    117,090
DEFERRED INCOME TAXES........................     52,105       37,396          (562)(b)   109,338
                                                                            (52,500)(m)
                                                                            (36,834)(d)
                                                                            109,733(h)
LIABILITIES FROM COMMODITY PRICE RISK
  MANAGEMENT ACTIVITIES......................      2,244           --                       2,244
                                                --------     --------     ---------      --------
          Total liabilities..................    225,709      231,945        47,352       505,006
STOCKHOLDERS' EQUITY
     Preferred stock.........................         --       20,000       (20,000)(a)        --
     Common stock............................        316            9            (9)(a)       316
     Additional paid-in capital..............    186,807       94,551       (94,551)(a)   196,807
                                                                             10,000(f)
     Retained earnings (deficit).............     76,563      (47,968)       38,023(a)    (20,937)
                                                                            (97,500)(m)
                                                                              9,945(b)
     Unearned compensation...................     (1,204)          --                      (1,204)
     Notes receivable for equity interest....       (775)        (937)          937(a)       (775)
                                                --------     --------     ---------      --------
          Total stockholders' equity.........    261,707       65,655      (153,155)      174,207
                                                ========     ========     =========      ========
          Total Liabilities And Stockholders'
            Equity...........................   $487,416     $297,600     $(105,803)     $679,213
                                                ========     ========     =========      ========

                 The accompanying notes to unaudited pro forma financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     The unaudited pro forma consolidated condensed statements of operations relative to the Merger are based on the audited historical financial statements of Belco for the year ended December 31, 1996 and the audited historical financial statements of Coda for the 319 days ended December 31, 1996 and unaudited historical financial statements of Coda for the 47 days ended February 16, 1996 and on the unaudited historical financial statements of Coda and Belco for the nine months ended September 30, 1997. The pro forma information relating to the Merger reflects the combination of Belco's and Coda's historical results of operations, as adjusted to exclude the downstream gas gathering and processing operations of Coda conducted through its Subsidiary, Taurus Energy Corp. (Taurus). Differences in accounting policies and methods between Belco and Coda were reviewed and considered to have an immaterial impact on the combined pro forma financial results. Certain historical Coda data have been reclassified to conform to Belco's historical presentations.

PRO FORMA ADJUSTMENTS

  The Unaudited Pro Forma Statements of Operations Reflect the Following
Adjustments:

     (a) Record interest expense and amortization of deferred financing costs associated with Belco's recent $150 million debt issuance. Interest expense was computed using an 8 7/8 percent rate on $150 million.

     (b) Adjust Coda historical to eliminate the effects of Coda's downstream operations conducted by Taurus, net of any intercompany allocations. The Taurus operations are not part of the Merger.

     (c)  Record incremental DD&A Expense resulting from the Merger.

     (d) Record pro forma income tax provision (benefit) relating to the pro forma adjustments assuming an effective federal and state rate of approximately 34 percent.

     (e) Record capitalized interest assuming, on a preliminary basis that $27 million of the purchase price is initially classified as unproved property costs and considering Belco's unproved property costs of $77.6 million and $83.3 million at December 31, 1996 and September 30, 1997, respectively, for which interest was not previously incurred or capitalized.

     (f) Adjust Coda historical to eliminate the effects of Taurus's general and administrative expenses, net of any intercompany allocations.

     (g) Record pro forma ceiling test provision of $150 million ($98 million after tax) on a consolidated basis at September 30, 1997 and remove the Coda stand alone December 31, 1996 ceiling test provision. The September 30, 1997 ceiling test provision includes the effect of the non-cash $110 million FASB 109 "gross up" attributable to the Coda acquisition on Belco's full cost pool at year-end 1997 and adjustments to the SEC PV 10 value of year-end 1997 reserves, which were significantly impacted by lower product prices when compared to year-end 1996 prices, among other items.

     (h) Record pro forma interest on credit line draw in connection with the Merger using an assumed interest rate of 8 7/8 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. See (l) below.

  The Unaudited Pro Forma Balance Sheets Reflect the Following adjustments:

     (a) Adjust historical combined preferred stock, common stock, paid-in capital and retained earnings, net of Taurus account balances to eliminate the historical carrying value of Coda's stockholders' equity. The impact of these entries does not result in a change to total combined stockholders' equity.

     (b) Adjust Coda historical to eliminate the balances of Taurus operations. Taurus is not part of the Merger.

     (c) Record assumed liabilities and transaction costs incurred in connection with the Merger.

     (d) To eliminate Coda's historical balances, net of Taurus, as applicable. See note (b).

     (e) Record purchase price allocation as follows:

                $422 million...   Proved oil and gas property cost
                 $27 million...   Unproved oil and gas property costs
                  $6 million...   Building and other assets

     (f)  Record fair value of warrants issued in connection with the Merger.

     (g) Record $149.9 million cash paid in connection with the purchase of Coda's common and preferred stock.

     (h)  Record deferred tax liability assumed in connection with the Merger.

     (i) Record the pro forma receipt of cash received at closing from stockholders from subscription agreement.

     (j) Record premium on 10 1/2% Subordinated notes to reflect debt at fair market value.

     (k) Record repayment of Coda's long-term bank debt, including $42 million upon the Disposition of Taurus (see Note (b)).

     (l) Record Belco's credit line draw in connection with the merger ($84 million) and excess cash from draw of $16.9 million.

     (m) Record full cost impairment of proved oil and gas properties at September 30, 1997 as described in note (g) to the statement of operations footnotes.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

            UNAUDITED PRO FORMA SUPPLEMENTAL OIL AND GAS DISCLOSURE

     The following table sets forth certain unaudited pro forma information concerning Belco's proved oil and gas reserves at December 31, 1996, giving effect to the Merger as if the Merger had occurred on January 1, 1996. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

                                                                   NATURAL GAS (MMCF)
                                                            --------------------------------
                                                             BELCO       CODA      PRO FORMA
                                                            -------     ------     ---------
Balance at December 31, 1995..............................  204,170     37,130      241,300
Purchase of minerals in place.............................   21,993        236       22,229
Extensions, discoveries and other additions...............   87,319      4,982       92,301
Revisions of previous estimates...........................   22,799        604       23,403
Production................................................  (51,289)    (3,810)     (55,099)
Sale of properties........................................       --        (97)         (97)
                                                            -------     ------      -------
Balance at December 31, 1996..............................  284,992     39,045      324,037
                                                            =======     ======      =======
Proved developed reserves
  December 31, 1995.......................................  140,725     31,496      172,221
  December 31, 1996.......................................  184,904     33,255      218,159

                                                              OIL AND NATURAL GAS LIQUIDS (MBBLS)
                                                              ------------------------------------
                                                               BELCO        CODA        PRO FORMA
                                                              -------     --------     -----------
Balance at December 31, 1995................................   2,452       42,590         45,042
Purchase of minerals in place...............................     162        1,260          1,422
Extensions, discoveries and other additions.................   1,411          121          1,532
Revisions of previous estimates.............................      96        2,579          2,675
Production..................................................    (794)      (3,379)        (4,173)
Sale of properties..........................................      --         (134)          (134)
                                                               -----       ------         ------
Balance at December 31, 1996................................   3,327       43,037         46,364
                                                               =====       ======         ======
Proved developed reserves
  December 31, 1995.........................................   1,838       25,877         27,715
  December 31, 1996.........................................   2,070       33,895         35,965

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     The following table sets forth unaudited pro forma information concerning the discounted future net cash flows from proved oil and gas reserves of Belco as of December 31, 1996, net of income tax expense, and giving effect to the Merger as if the Merger had occurred on January 1, 1996. Income tax expense has been computed using assumptions relating to the future tax rates and the permanent differences and credits under the tax laws relating to oil and gas activities at December 31, 1996, and do not take into account subsequent changes in tax laws. The information should be viewed only as a form of standardized disclosure concerning possible future cash flows that would result under the assumptions used, and should not be viewed as indicative of fair market value.

     Standardized measure of discounted future net cash flows relating to proved reserves, net of income tax expense as of December 31, 1996:

                                                 BELCO         CODA      PRO FORMA
                                               ----------   ----------   ----------
                                                           (THOUSANDS)
Future cash inflows(1).......................  $1,071,550   $1,208,793   $2,280,343
Future production and development costs......    (324,220)    (431,250)    (755,470)
                                               ----------   ----------   ----------
Future net inflows before income taxes(1)....     747,330      777,543    1,524,873
Discount at 10% annual rate..................    (331,800)    (329,677)    (661,477)
                                               ----------   ----------   ----------
Discounted future net cash flows before
  income taxes...............................     415,530      447,866      863,396
Pro forma discounted future income taxes.....    (134,957)    (120,007)    (254,964)
                                               ----------   ----------   ----------
Standardized measure of discounted future net
  cash flows.................................  $  280,573   $  327,859   $  608,432
                                               ==========   ==========   ==========

---------------

(1) Belco's oil and gas commodity hedges included in future cash inflows totaled ($60.8) million at December 31, 1996, and such hedges included in discounted future net cash flows before income taxes totaled ($55.2) million at December 31, 1996.

     Change in standardized measure of discounted future net cash flows related to proved oil and gas reserves for the year ended December 31, 1996:

                                                     BELCO       CODA     PRO FORMA
                                                   ---------   --------   ---------
                                                             (THOUSANDS)
Balance, December 31, 1995.......................  $ 148,509   $220,742   $ 369,251
Sales, net of production costs...................   (111,780)   (44,602)   (156,382)
Net change in prices and production costs........    145,133    130,774     275,907
Extensions and discoveries, net of related
  costs..........................................    153,920     12,338     166,258
Changes in estimated future development costs....     24,618      9,894      34,512
Revisions in quantities..........................     50,309     48,120      98,429
Purchases of minerals in place...................      7,843      7,655      15,498
Accretion of discount............................     20,651     36,318      56,969
Change in income taxes...........................    (76,957)   (92,945)   (169,902)
Sales of reserves in place.......................                  (435)       (435)
Other, principally revisions in estimates of
  timing of production...........................    (81,673)        --     (81,673)
                                                   ---------   --------   ---------
Balance, December 31, 1996.......................  $ 280,573   $327,859   $ 608,432
                                                   =========   ========   =========

                             BELCO OIL & GAS CORP.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1997             1996
                                                              -------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................    $ 138,488        $ 43,473
  Accounts receivable, oil and gas..........................       24,717          28,934
  Assets from commodity price risk management activities....           --           2,249
  Advances to oil and gas operators.........................          986              69
  Other current assets......................................           26             456
                                                                ---------        --------
          Total current assets..............................      164,217          75,181
                                                                ---------        --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties at cost based on full-cost
     accounting
     Proved oil and gas properties..........................      319,552         237,150
     Unproved oil and gas properties........................       83,277          77,570
     Less -- Accumulated depreciation, depletion and
       amortization.........................................     (118,865)        (86,490)
                                                                ---------        --------
          Net property and equipment........................      283,964         228,230
                                                                ---------        --------
OTHER ASSETS................................................       39,235             507
                                                                ---------        --------
          Total assets......................................    $ 487,416        $303,918
                                                                =========        ========
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..................    $   8,812        $ 16,886
  Liabilities from commodity price risk management
     activities.............................................       12,534           7,220
  Income taxes payable......................................           14           2,408
                                                                ---------        --------
          Total current liabilities.........................       21,360          26,514
                                                                ---------        --------
LONG-TERM DEBT..............................................      150,000              --
DEFERRED INCOME TAXES.......................................       52,105          39,967
LIABILITIES FROM COMMODITY PRICE RISK MANAGEMENT
  ACTIVITIES................................................        2,244           4,234
STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value; 10,000,000 shares
     authorized; none issued or outstanding.................           --              --
  Common stock ($.01 par value, 120,000,000 shares
     authorized; 31,582,000 shares issued and outstanding at
     September 30, 1997)....................................          316             316
  Additional paid-in capital................................      186,807         186,703
  Retained earnings.........................................       76,563          48,244
  Unearned compensation.....................................       (1,204)         (1,285)
  Notes receivable for equity interest......................         (775)           (775)
                                                                ---------        --------
          Total stockholders' equity........................      261,707         233,203
                                                                ---------        --------
          Total liabilities and stockholders' equity........    $ 487,416        $303,918
                                                                =========        ========

    The accompanying notes are an integral part of these condensed financial statements.

                             BELCO OIL & GAS CORP.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
REVENUES:
  Oil and gas sales.........................................  $89,742    $83,930
  Commodity price risk management...........................   (7,674)     2,413
  Interest and other........................................    2,326      1,849
                                                              -------    -------
          Total revenues....................................   84,394     88,192
                                                              -------    -------
COSTS AND EXPENSES:
  Oil and gas operating expenses............................    6,657      5,826
  Depreciation, depletion and amortization..................   32,190     29,891
  General and administrative................................    2,476      2,444
                                                              -------    -------
          Total costs and expenses..........................   41,323     38,161
                                                              -------    -------
INCOME BEFORE INCOME TAXES..................................   43,071     50,031
PROVISION FOR INCOME TAXES..................................   14,752     41,143(a)
                                                              -------    -------
NET INCOME..................................................  $28,319    $ 8,888(a)
                                                              =======    =======
PRO FORMA NET INCOME
  Income before income taxes................................  $43,071    $50,031
  Pro forma provision for income taxes......................   14,752     17,011
                                                              -------    -------
          Pro forma net income..............................  $28,319    $33,020
                                                              =======    =======
PRO FORMA NET INCOME PER COMMON SHARE
  BASIC.....................................................  $  0.90    $  1.12
                                                              =======    =======
  DILUTED...................................................  $  0.89    $  1.12
                                                              =======    =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  BASIC.....................................................   31,582     29,476
                                                              =======    =======
  DILUTED...................................................   31,704     29,476
                                                              =======    =======

---------------

(a) Includes a one-time non-cash deferred tax charge of $29.9 million recognized as a result of the Combination consummated on March 29, 1996 in connection with the Company's Initial Public Offering and discussed in the Belco Oil & Gas Corp. Prospectus dated March 25, 1996. The pro forma amounts present the Company as if a taxable corporation for all periods and is based on the average number of shares outstanding during the period assuming the Combination had occurred on January 1, 1996.

    The accompanying notes are an integral part of these condensed financial statements.

                             BELCO OIL & GAS CORP.

             CONDENSED CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                     NOTES
                           COMMON STOCK     ADDITIONAL                             RECEIVABLE
                          ---------------    PAID-IN       UNEARNED     RETAINED   FOR EQUITY
                          SHARES   AMOUNT    CAPITAL     COMPENSATION   EARNINGS    INTEREST     TOTAL
                          ------   ------   ----------   ------------   --------   ----------   --------
BALANCE, December 31,
  1996..................  31,577    $316     $186,703      $(1,285)     $48,244      $(775)     $233,203
                          ------    ----     --------      -------      -------      -----      --------
Restricted stock
  issued................      5       --          104           81           --         --           185
Net Income..............     --       --           --           --       28,319         --        28,319
                          ------    ----     --------      -------      -------      -----      --------
BALANCE, September 30,
  1997..................  31,582    $316     $186,807      $(1,204)     $76,563      $(775)     $261,707
                          ======    ====     ========      =======      =======      =====      ========

    The accompanying notes are an integral part of these condensed financial statements.

                             BELCO OIL & GAS CORP.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  28,319    $   8,888
  Adjustments to reconcile net income to net operating cash
     inflows
     Depreciation, depletion and amortization...............     32,190       29,891
     Deferred tax provision(a)..............................     12,138       39,625
     Amortization of restricted stock compensation..........        185           70
     Commodity price risk management activities.............      5,572           --
     Changes in operating assets and liabilities --
       Accounts receivable, oil and gas.....................      4,217       (5,721)
       Revenues and royalties payable.......................         --        3,437
       Income taxes payable.................................     (2,394)         340
       Other current assets.................................        430          183
       Accounts payable and accrued liabilities.............     (1,616)          --
                                                              ---------    ---------
          Net operating cash inflows........................     79,041       76,713
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Exploration and development expenditures..................   (101,994)    (103,751)
  Investment in Hugoton Energy Corp.........................    (30,870)          --
  Changes in accounts payable and accrued liabilities for
     oil and gas expenditures...............................     (6,272)       5,773
  Proceeds from sale of oil and gas properties..............     13,885           --
  Change in advances to oil and gas operators...............       (917)          45
  Changes in other assets...................................     (7,858)         100
  Other.....................................................         --           76
                                                              ---------    ---------
          Net investing cash outflows.......................   (134,026)     (97,757)
                                                              ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from initial public offering.....................         --      113,115
  Long-term borrowings......................................    150,000       13,300
  Long-term debt repayments.................................         --      (35,300)
  Equity distributions......................................         --      (13,865)
  Other.....................................................         --           89
                                                              ---------    ---------
          Net financing cash inflows........................    150,000       77,339
                                                              ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............     95,015       56,295
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     43,473        1,556
                                                              ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 138,488    $  57,851
                                                              =========    =========

---------------

(a) Prior to March 29, 1996, the earnings of the Company were not subject to corporate income taxes as the Company, prior to the Combination, was a group of non-taxpaying entities. See Note 4.

    The accompanying notes are an integral part of these condensed financial statements.

                             BELCO OIL & GAS CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ACCOUNTING POLICIES

     The financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative of the results to be expected for an entire year. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the Company's Form 10-K for the calendar year 1996 which includes financial statements and notes thereto.

NOTE 2 -- ORGANIZATION AND PRINCIPLES OF COMBINATION

     The Company was organized as a Nevada corporation in January of 1996 in connection with the combination of assets (the "Combination") consisting of ownership interests (the "Combined Assets") in certain entities and direct interests in oil and gas properties and certain hedge transactions owned by members of the Robert A. Belfer family and by employees of the predecessors and entities related thereto. The Company and the owners of the Combined Assets entered into an Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996 (the "Exchange Agreement") that provided for the issuance by the Company of an aggregate of 25,000,000 shares of common stock to such owners in exchange for the Combined Assets on March 29, 1996, the date the Offering closed. The owners of the Combined Assets received shares of common stock proportionate to the value of the Combined Assets underlying their ownership interests in the predecessors and the direct interests.

     The Combination was accounted for as a reorganization of entities under common control because of the common control of the stockholders of the Nevada corporation and by virtue of their direct ownership of the entities and interests exchanged. Accordingly, the net assets acquired in the Combination have been recorded at the historical cost basis of the affiliated predecessor owners.

     On March 29, 1996, the Company completed its initial public offering (the "Offering") issuing 6.5 million shares at $19 per share. Net proceeds totaled $113.1 million after Offering costs of $10.4 million.

NOTE 3 -- PRO FORMA NET INCOME PER SHARE

     Basic Pro forma net income per share is based on the weighted average number of shares of common stock outstanding. The computation assumes that the Company was incorporated during the periods presented and presents the shares issued in connection with the Combination as outstanding for all periods. Diluted earnings per share includes the effects of common stock equivalent shares (stock options) and restricted stock for the nine month period ended on September 30, 1997 and 1996, respectively.

NOTE 4 -- INCOME TAXES

     Prior to March 29, 1996, the earnings of the Company were not subject to corporate income taxes as the Company, prior to the Combination, was a combination of non-taxpaying entities,

                             BELCO OIL & GAS CORP.

including Subchapter S, limited liability corporations, partnership and joint venture entities and individual interests.

     Accordingly, taxable earnings were directly taxable to the individual owners through the date of the Combination. As a result of the Combination consummated on March 29, 1996, the Company became a taxpaying entity and recorded, in the first quarter of 1996, a $29.9 million one-time, non-cash charge to earnings to establish a deferred tax liability. The historical provision for income taxes for the nine months ended September 30, 1996 includes the one-time charge. The pro forma provision for income taxes reflected in the Condensed Consolidated Statements of Operations for the nine month periods ended September 30, 1997 and 1996 have been presented to reflect the Company's income taxes under the assumption that the Company was a taxpaying entity since its inception.

     The differences between the statutory federal income taxes and the Company's pro forma effective taxes is summarized as follows (in thousands):

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Statutory federal income taxes..............................  $15,075    $17,511
State income tax, net of federal benefit....................      121         60
Section 29 tax credits......................................     (656)      (575)
Other.......................................................      212         15
                                                              -------    -------
Pro forma provision for income taxes........................  $14,752    $17,011
                                                              =======    =======

NOTE 5 -- COMMODITY PRICE RISK MANAGEMENT ACTIVITIES

     The Company periodically enters into commodity hedging transactions such as swaps and options in order to manage its exposure to oil and gas price volatility. Gains and losses related to qualifying hedges of the Company's oil and gas production are deferred and recognized as revenues as the associated production occurs. Reference is made to the December 31, 1996 financial statements of Belco Oil & Gas Corp. included herein for a more thorough discussion of the Company's commodity hedging activities.

     The Company uses the mark-to-market method of accounting for instruments that do not qualify for hedge accounting. Under mark-to-market accounting, those contracts which do not qualify for hedge accounting are reflected at market value at the end of the period with resulting unrealized gains and losses recorded as assets and liabilities in the consolidated balance sheet. Under such method, changes in the market value of outstanding financial instruments are recognized as unrealized gain or loss in the period of change.

     For the nine months ended September 30, 1997, the Company had net losses of $7.7 million ($7.9 million in cash settlements paid, $5.8 million in cash premiums received and $5.6 million in recognized non-cash marked-to-market loss) compared to a $2.4 million net gain all cash reported in the first nine months of 1996 related to its price risk management activities.

NOTE 6 -- INVESTMENT IN HUGOTON ENERGY CORPORATION

     In June 1997 the Company purchased 2,940,000 shares of common stock of Hugoton Energy Corporation (Hugoton) at $10.50 per share or a total investment of $30.9 million. This investment is presently carried at cost on the Company's Balance Sheet.

                             BELCO OIL & GAS CORP.

NOTE 7 -- SUBSEQUENT EVENT

     On November 3, 1997, the Company announced that it had entered a definitive merger agreement to acquire all of the outstanding stock of Coda Energy, Inc.
(Coda) from an affiliate of Enron Capital & Trade Resources Corp. holding 95% of the common stock of Coda, and certain members of Coda's senior management. Belco closed the transaction in late November, 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Belco Oil & Gas Corp.:

     We have audited the accompanying consolidated balance sheets of Belco Oil & Gas Corp. (a Nevada Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belco Oil & Gas Corp. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                     ARTHUR ANDERSEN LLP

Houston, Texas
February 28, 1997

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 43,473    $  1,556
  Accounts receivable, oil and gas..........................    28,934      16,979
  Assets from commodity price risk management activities....     2,249          --
  Advances to oil and gas operators.........................        69          45
  Other current assets......................................       456         401
                                                              --------    --------
          Total Current Assets..............................    75,181      18,981
                                                              --------    --------
PROPERTY AND EQUIPMENT:
  Oil and gas properties at cost based on full-cost
     accounting --
     Proved oil and gas properties..........................   237,150     152,081
     Unproved oil and gas properties........................    77,570      19,927
     Less -- Accumulated depreciation, depletion and
      amortization..........................................   (86,490)    (45,771)
                                                              --------    --------
          Net property and equipment........................   228,230     126,237
                                                              --------    --------
OTHER ASSETS................................................       507         332
                                                              --------    --------
          Total Assets......................................  $303,918    $145,550
                                                              ========    ========
                              LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..................  $ 16,886    $  8,440
  Distribution payable......................................        --      10,095
  Liabilities from commodity price risk management
     activities.............................................     7,220          --
  Income taxes payable......................................     2,408          --
                                                              --------    --------
          Total Current Liabilities.........................    26,514      18,535
LONG-TERM DEBT..............................................        --      22,000
DEFERRED INCOME TAXES.......................................    39,967          --
LIABILITIES FROM COMMODITY PRICE RISK MANAGEMENT
  ACTIVITIES................................................     4,234          --
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 10,000,000 shares
     authorized; none issued or outstanding.................        --          --
  Common Stock, $0.01 par value; 120,000,000 shares
     authorized; 31,577,300 shares issued and outstanding at
     December 31, 1996......................................       316          --
  Additional paid-in capital................................   186,703          --
  Retained earnings.........................................    48,244          --
  Combined equity of predecessor entities...................        --     105,849
  Unearned compensation.....................................    (1,285)         --
  Notes receivable for equity interest......................      (775)       (834)
                                                              --------    --------
          Total Stockholders' Equity........................   233,203     105,015
                                                              --------    --------
          Total Liabilities and Stockholders' Equity........  $303,918    $145,550
                                                              ========    ========

       The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                              1996            1995           1994
                                                           -----------     ----------     ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Oil and gas sales......................................   $119,710        $68,767        $40,362
  Commodity price risk management activities.............     (5,967)         9,480            550
  Interest...............................................      2,653            353            195
                                                            --------        -------        -------
          Total revenues.................................    116,396         78,600         41,107
                                                            --------        -------        -------
COSTS AND EXPENSES:
  Oil and gas operating expenses.........................      7,847          5,824          5,510
  Depreciation, depletion and amortization...............     40,904         27,590         14,072
  General and administrative.............................      3,059          2,597          2,269
                                                            --------        -------        -------
          Total costs and expenses.......................     51,810         36,011         21,851
                                                            --------        -------        -------
INCOME BEFORE INCOME TAXES...............................     64,586         42,589         19,256
                                                            --------        -------        -------
PROVISION FOR INCOME TAXES(a)............................     46,404             --             --
                                                            --------        -------        -------
NET INCOME...............................................   $ 18,182        $42,589        $19,256
PRO FORMA NET INCOME:
  Income before income taxes.............................   $ 64,586        $42,589        $19,256
  Pro forma provision for income taxes...................     21,953         13,852          5,030
                                                            --------        -------        -------
          Pro forma net income...........................   $ 42,633        $28,737        $14,226
                                                            ========        =======        =======
PRO FORMA BASIC AND DILUTED NET INCOME PER COMMON
  SHARE..................................................   $   1.42        $  1.15        $  0.57
                                                            ========        =======        =======
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING............................................     29,986         25,000         25,000
                                                            ========        =======        =======

---------------

(a) Includes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the Combination consummated on March 29, 1996. See Note 1. Historical basic and diluted net income per share, including the deferred tax charge, was $0.61 for the year ended December 31, 1996. The pro forma amounts present the Company as if a taxable corporation for all periods and are based on the average number of shares outstanding during the period assuming the shares issued in connection with the Combination were outstanding for all periods.

       The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                     NOTES
                             COMMON STOCK     ADDITIONAL                              COMBINED     RECEIVABLE
                            ---------------    PAID-IN       UNEARNED     RETAINED   PREDECESSOR   FOR EQUITY
                            SHARES   AMOUNT    CAPITAL     COMPENSATION   EARNINGS     EQUITY       INTEREST     TOTAL
                            ------   ------   ----------   ------------   --------   -----------   ----------   --------
BALANCE, December 31,
  1993....................      --    $ --     $     --      $    --      $    --     $ 47,188       $  --      $ 47,188
                            ------    ----     --------      -------      -------     --------       -----      --------
Contributions.............      --      --           --           --           --       50,040          --        50,040
Distributions.............      --      --           --           --           --      (26,468)         --       (26,468)
Issuance of employee notes
  receivable..............      --      --           --           --           --           --        (126)         (126)
Income before income
  taxes...................      --      --           --           --           --       19,256          --        19,256
                            ------    ----     --------      -------      -------     --------       -----      --------
BALANCE, December 31,
  1994....................      --    $ --     $     --      $    --      $    --     $ 90,016       $(126)     $ 89,890
                            ------    ----     --------      -------      -------     --------       -----      --------
Contributions.............      --      --           --           --           --        4,512          --         4,512
Distributions.............      --      --           --           --           --      (31,268)         --       (31,268)
Issuance of employee notes
  receivable..............      --      --           --           --           --           --        (868)         (868)
Repayment of employee
  notes receivable........      --      --           --           --           --           --         160           160
Income before income
  taxes...................      --      --           --           --           --       42,589          --        42,589
                            ------    ----     --------      -------      -------     --------       -----      --------
BALANCE, December 31,
  1995....................      --    $ --     $     --      $    --      $    --     $105,849       $(834)     $105,015
                            ------    ----     --------      -------      -------     --------       -----      --------
Exchange combination......  25,000     250       72,142           --           --      (72,392)         --            --
Public stock offering, net
  of costs of $10.4
  million.................   6,500      65      113,050           --           --           --          --       113,115
Restricted stock issued...      77       1        1,511       (1,285)          --           --          --           227
Repayment of employee
  notes receivable........      --      --           --           --           --           --          59            59
Distributions to
  predecessor owners......      --      --           --           --           --       (3,395)         --        (3,395)
Net Income(a).............      --      --           --           --       48,244      (30,062)         --        18,182
                            ------    ----     --------      -------      -------     --------       -----      --------
BALANCE, December 31,
  1996....................  31,577    $316     $186,703      $(1,285)     $48,244     $     --       $(775)     $233,203
                            ------    ----     --------      -------      -------     --------       -----      --------

---------------

(a) Includes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the Combination consummated on March 29, 1996. See Note 1.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                         ---------------------------------
                                                           1996         1995        1994
                                                         ---------    --------    --------
                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income(a)........................................  $  18,182    $ 42,589    $ 19,256
  Adjustments to reconcile net income to net operating
     cash inflows
     Depreciation, depletion and amortization..........     40,904      27,590      14,072
     Deferred tax provision(a).........................     39,967          --          --
     Amortization of restricted stock compensation.....        227          --          --
     Commodity price risk management activities........      9,436        (570)        277
     Changes in operating assets and liabilities
       Accounts receivable, oil and gas................    (11,955)     (6,445)     (6,084)
       Other current assets............................       (286)         --          --
       Accounts payable and accrued liabilities........     11,584      (1,127)        605
                                                         ---------    --------    --------
          Net operating cash inflows...................    108,059      62,037      28,126
                                                         ---------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Exploration and development expenditures.............   (142,712)    (71,387)    (52,230)
  Changes in accounts payable and accrued liabilities
     for oil and gas expenditures......................       (730)      5,243         721
  Change in advances to oil and gas operators..........        (24)      1,566      (1,012)
  Changes in other assets..............................       (360)       (555)       (149)
                                                         ---------    --------    --------
          Net investing cash outflows..................   (143,826)    (65,133)    (52,670)
                                                         ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering..................    113,115          --          --
Long-term borrowings...................................     13,300      17,170       6,930
Long-term debt repayments..............................    (35,300)     (2,100)         --
Equity contributions...................................         --       4,512      50,040
Equity distributions...................................    (13,490)    (21,173)    (26,468)
Employee loans, net....................................         59        (708)       (126)
                                                         ---------    --------    --------
          Net financing cash inflows (outflows)........     77,684      (2,299)     30,376
                                                         ---------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......     41,917      (5,395)      5,832
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......      1,556       6,951       1,119
                                                         ---------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............  $  43,473    $  1,556    $  6,951
                                                         =========    ========    ========

---------------

(a) Prior to March 29, 1996, the earnings of the Company were not subject to corporate income taxes as the Company, prior to the Combination, was a group of non-taxpaying entities. See Note 1.

       The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

  Organization

     Belco Oil & Gas Corp. was organized as a Nevada corporation in January 1996 in connection with the combination of assets (the "Combination") consisting of ownership interests (the "Combined Assets") in certain entities and direct interests in oil and gas properties and certain hedge transactions owned by the predecessors and entities related thereto. On March 29, 1996, Belco Oil & Gas Corp. completed its initial public offering (the "Offering") issuing 6,500,000 shares of Common Stock at $19 per share. Belco Oil & Gas Corp. and the owners of the Combined Assets entered into an Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996 (the "Exchange Agreement") that provided for the issuance by the Company of an aggregate of 25,000,000 shares of Common Stock to such owners in exchange for the Combined Assets on March 29, 1996, the date the Offering closed. The owners of the Combined Assets received shares of Common Stock proportionate to the value of the Combined Assets underlying their ownership interests in the predecessors and the direct interests.

     The Combination was accounted for as a reorganization of entities under common control because of the common control of the stockholders of Belco Oil & Gas Corp. and by virtue of their direct ownership of the entities and interests exchanged. Accordingly, the net assets acquired in the Combination have been recorded at the historical cost basis of the affiliated predecessor owners.

     Belco Oil & Gas Corp. and its subsidiaries and prior to March 29, 1996, the combined predecessor entities, are referred to herein as "Belco" or the "Company".

  Nature of Operations

     The Company is an independent energy company engaged in the exploration, development and production of natural gas and oil. The Company operates in this single industry segment, and all operations are conducted in the United States. The Company's operations are presently focused in the Giddings Field (east central Texas), the Moxa Arch Trend (southwest Wyoming) and to a lesser extent the Golden Trend Field (southern Oklahoma) and Louisiana.

     Substantially all of the Company's production is sold under market sensitive contracts. The Company's revenue, profitability and future rate of growth are substantially dependent upon the price of, and demand for, oil, natural gas and natural gas liquids. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. The Company is affected more by fluctuations in natural gas prices than oil prices, because a majority of its production (92 percent during 1996 on a volumetric equivalent basis) was natural gas. With the objective of reducing price risk, the Company has entered into hedging and related price risk management transactions with respect to a significant amount of its expected future production (see Note 6).

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements for the year ended December 31, 1996 include the accounts of the Company and its wholly owned subsidiaries. The Company's interests in the Moxa Arch investment programs (the 1992 Moxa Arch Drilling Program, the 1993 Moxa Arch Drilling

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

Program and the Moxa Arch 1992 Offset Drilling Program) are accounted for using the proportionate consolidation method of accounting for investments in oil and gas property interests, whereby the Company's share of each program's assets, liabilities, revenues and expenses is included in the appropriate accounts of the consolidated financial statements. All material intercompany balances and transactions have been eliminated.

     For the years ended December 31, 1995 and 1994, the combined accounts are prepared using the historical costs and results of operations of the combined predecessor entities as if such entities had always been combined.

  Property and Equipment

     The Company follows the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related internal costs, are capitalized. The Company capitalized $3,065,000, $1,181,000 and $127,000 of internal costs during 1996, 1995 and 1994, respectively.

     Oil and gas properties are amortized on the unit-of-production method using estimates of proved reserve quantities. Investments in unproved properties are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. The amortizable base includes estimated future development costs and, where significant, dismantlement, restoration and abandonment costs, net of estimated salvage values.

     In addition, the capitalization costs of proved oil and gas properties are subject to a "ceiling test," which limits such costs to the estimated present value net of related tax effects, discounted at a 10 percent interest rate, of future net cash flows from proved reserves, based on current economic and operating conditions. If capitalized costs exceed this limit, the excess is charged to depreciation, depletion and amortization.

     Sales and other dispositions of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless significant reserves are involved. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

  Management Fees

     The Company manages three investment Programs, which were formed during 1992-1994 to acquire and develop interests in certain drilling prospects. The Company offered, to certain qualified investors, the opportunity to invest in the prospects through participation in the Programs. In return for its management activities on behalf of the Programs, the Company earns an annual management fee of one percent of committed capital. After elimination of management fees received from affiliated entities, including predecessor owners, the Company earned management fees totaling $583,000, $602,000 and $763,000 during 1996, 1995 and 1994, respectively. Such management fees have been credited to oil and gas property costs.

  Capitalization of Interest

     Interest costs related to the acquisition and development of unproved properties are capitalized to oil and gas properties. Interest costs capitalized for the years ended December 31, 1996 and 1995, totaled $434,000 and $911,000, respectively. Interest costs for the year ended December 31, 1994, were not significant.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Accounting for Commodity Price Risk Management Activities

     The Company periodically engages in price risk management activities in order to manage its exposure to oil and gas price volatility. Gains and losses related to qualifying hedges of the Company's oil and gas production are deferred and are recognized as revenues as the associated production occurs.

     Estimates of future cash flows applicable to oil and gas commodity hedges are reflected in future cash flows from proved reserves in the supplemental oil and gas disclosures, with such estimates based on prices in effect as of the date of the reserve report (See Note 13).

     Transactions that do not qualify for hedge accounting are accounted for using the mark-to-market method. Under such method, the financial instruments are reflected at market value at the end of the period with resulting unrealized gains and losses recorded as assets and liabilities in the consolidated financial statements. Changes in the market value of outstanding financial instruments are recognized as gain or loss in the period of change.

  Revenue Recognition

     Revenue from oil and gas sales is recorded on an accrual basis as title is transferred with deliveries at the wellhead.

  Gas Balancing

     The Company uses the sales method to account for natural gas imbalances. Under the sales method, the Company recognizes revenues based on the amount of gas sold to purchasers, which may differ from the amounts to which the Company is entitled based on its interests in the properties. However, revenue is deferred and a liability is recorded for those properties where production sold by the Company exceeds its entitled share of remaining natural gas reserves. Gas balancing obligations as of December 31, 1996 and 1995 were not significant. Additionally, gas imbalances are generally reflected as adjustments to reported gas reserves and future cash flows in the supplemental oil and gas disclosures.

  Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," which provides for an asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimate, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

     The earnings for the years ended December 31, 1995 and 1994 were not subject to corporate income taxes as the Company was a combination of nontaxpaying entities, including Subchapter S, limited liability corporations, partnership and joint venture entities and individual interest. Accordingly, earnings were directly taxable to the individual owners. The pro forma provision for income tax is an estimate of the Company's income taxes that would have been provided in accordance with SFAS No. 109, if the Company were a taxable entity during the periods presented (See Note 5).

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Stock-Based Compensation

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996 had no effect on the Company's results of operations.

  Equity Distribution Payable

     Undistributed production revenues for 1995, net of costs and expenses through December 31, 1995 were estimated at $10.1 million for distribution to the predecessor owners in 1996. This amount was accrued as an equity distribution payable at December 31, 1995. Actual required distributions totaled $13.5 million and were distributed in 1996.

  Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Pro Forma Net Income Per Share

     Basic pro forma net income per share is based on the weighted average number of shares of Common Stock outstanding. The computation assumes that the Company was incorporated during the periods presented and presents the shares issued in connection with the Combination as outstanding for all periods. Diluted net income per share includes the effects of common stock equivalent shares (stock options) and restricted stock.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimated fair value of oil and gas commodity price risk management contracts and the estimate of proved oil and gas reserve volumes and the related discounted future net cash flows therefrom (See Notes 6 and 13).

NOTE 3 -- DEBT

     In December 1994, Belco Energy L.P. entered into a three-year revolving credit facility with The Chase Manhattan Bank N.A. (the "Bank"). Semiannually, the Bank will make a determination of the Company's borrowing base, determined solely at the discretion of the Bank. The Company may request two additional borrowing base redeterminations per annum. At December 31, 1996 the Credit Facility was $30 million with a borrowing base of $15 million.

     Principal outstanding, if any, is due and payable upon maturity in December 1997 with interest due quarterly. The terms of the agreement provide for interest at rates ranging from the prime rate plus .25 percent to .375 percent, or the Eurodollar Rate (ER) plus 1.75 percent to 1.875 percent. The applicable margin over the prime rate or ER varies depending on the aggregate advances outstanding as a percentage of the borrowing base. The unused portions of the borrowing base are subject to a .25 percent commitment fee.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     Covenants contained in the revolving credit agreement limit Belco Energy L.P.'s ability to incur additional indebtedness, create liens on its assets and prohibit speculative transactions in any commodities or futures market. Belco Energy L.P. is also limited in its ability to make loans, investments or guarantees and distributions of retained earnings. At December 31, 1996 restricted retained earnings totaled approximately $30 million. Additionally, Belco Energy L.P. is required to maintain a minimum tangible net worth ($30 million) and certain ratios of leverage (not greater than 1.5:1) and interest coverage (earnings before interest, taxes and depreciation, depletion and amortization to interest expense of not less than 2.75:1). The Bank has the ability in the event of default to perfect a security interest in certain of the Company's properties.

     The Company repaid all of its outstanding bank debt in March 1996 and as of December 31, 1996, there was no outstanding balance. The credit facility remains in effect to finance future obligations of the Company.

NOTE 4 -- RELATED PARTY TRANSACTIONS

     The Company enters into a substantial portion of its Commodity Price Risk Management Activities with Enron Capital & Trade Resources, a subsidiary of Enron Corp. The Company's Chairman serves on the board of directors of Enron Corp. These agreements were entered into in the ordinary course of business of the Company and are on terms that the Company believes are no less favorable than the terms of similar arrangements with third parties. Pursuant to the terms of these agreements, (i) ECT has paid to the Company a net amount of approximately $5,243,000 with respect to 1996, (ii) ECT has paid to the Company a net amount of approximately $5,370,000 with respect to 1995 and (iii) the Company paid to ECT a net amount of approximately $22,000 with respect to 1994.

     The Company's executive offices are leased from its Chairman and $250,000 was paid under such lease in 1996. Lease expense for the Company's executive offices for the period from inception through 1995 was paid by the Chairman, with no reimbursement. The Company has recorded an office space and service expense and a corresponding capital contribution of approximately $250,000 and $200,000 for the periods ended December 31, 1995 and 1994, respectively, based on an estimated allocation of space occupied. The Company's remaining commitment related to the office space and service charge is $250,000 per year through 1999. Management believes the fee compares favorably to the terms which might have been available from a non-affiliated party.

     Additionally, from inception through March 31, 1996, the Company's Chairman did not draw any compensation from the Company. The Company has recorded salary and benefits expense and a corresponding capital contribution of $150,000 for each of the periods ended December 31, 1995 and 1994, based on estimates of time devoted to the Company and using expected 1996 compensation. In 1996, the Chairman commenced receiving compensation.

     Certain employees of the Company had an ownership interest in certain oil and gas properties held by the Company as of December 31, 1995, and 1994. The Company had receivables of $775,000, $834,000 and $126,000 as of December 31, 1996, 1995 and 1994, respectively, related to amounts loaned to employees in connection with employee purchases of oil and gas interests. Such receivables have been recorded as a reduction of equity in the consolidated balance sheets, as such interests were exchanged for Common Stock in the Combination (see Note
1). The Company also had payables of $102,000 and $81,000 to the employees at December 31, 1995 and 1994, respectively, related to revenues generated by the properties in which the employees had such ownership interest.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     In 1995, the Company engaged Midway Partners LLC (Midway) to serve as advisor in connection with certain financial matters of the Company, including the Combination and the potential initial public offering of the Company's Common Stock. The Company's Senior Financial and Legal Advisor and General Counsel is one of two managing partners and principals of Midway. In connection with such engagement, the Company has paid Midway an advisory fee of $50,000. In 1996, upon consummation of the offering, the Company paid Midway an additional $200,000.

NOTE 5 -- INCOME TAXES

     Prior to March 29, 1996, the earnings of the Company were not subject to corporate income taxes as the Company, prior to the Combination, was a combination of non-taxpaying entities, including Subchapter S, limited liability corporations, partnership and joint venture entities and individual interests. Accordingly, taxable earnings were directly taxable to the individual owners through the date of the Combination. As a result of the Combination consummated on March 29, 1996, the Company became a taxpaying entity and recorded, in the first quarter of 1996, a $30.1 million one-time, non-cash charge to earnings to establish a deferred tax liability (discussed further below). The historical provision for income taxes for the year ended December 31, 1996 includes the one-time charge. The pro forma provision for income taxes reflected in the Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994 has been presented to reflect the Company's income taxes under the assumption that the Company was a taxpaying entity since its inception.

     Although the effective date of the Exchange Agreement is January 1, 1996, each owner of the Combined Assets will be required under existing federal income tax rules and regulations to include in its taxable income, for all periods ending on the date of or prior to the completion of the Combination (March 29, 1996), its allocable portion of the taxable income attributable to the Combined Assets and will be entitled to all tax benefits related to the Combined Assets through the completion of the Combination on March 29, 1996.

     Total provision for income taxes consists of the following:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
                                                               (IN THOUSANDS)
Payable currently:
  Federal...................................................       $ 6,345
  State.....................................................            92
                                                                   -------
                                                                     6,437
                                                                   -------
Deferred:...................................................        39,967
                                                                   -------
Total provision for income taxes............................       $46,404
                                                                   =======

     The differences between the statutory federal income taxes and the Company's pro forma effective taxes is summarized as follows (in thousands):

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1996       1995       1994
                                                      -------    -------    -------
Statutory federal income taxes......................  $22,605    $14,906    $ 6,740
State income tax, net of federal benefit............       80        115         50
Section 29 tax credits..............................     (947)      (909)    (1,530)
Other...............................................      215       (260)      (230)
                                                      -------    -------    -------
Pro forma provision for income taxes................  $21,953    $13,852    $ 5,030
                                                      =======    =======    =======

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     The principal components of the Company's net deferred income tax liability at December 31, 1996 are as follows (in thousands):

                                                               1996
                                                              -------
Deferred income tax assets
  Commodity price risk management activities................  $(1,494)
  Other.....................................................     (245)
                                                              -------
                                                               (1,739)
                                                              -------
Deferred income tax liabilities
  Depreciation, depletion and amortization..................   41,159
  Other.....................................................      547
                                                              -------
                                                               41,706
                                                              -------
Net deferred income tax liability...........................  $39,967
                                                              =======

  Section 29 Tax Credit

     The natural gas production from wells drilled on certain of the Company's properties in the Moxa Arch Trend and Golden Trend Field qualifies for the
Section 29 Tax Credit. The Section 29 Tax Credit is an income tax credit against regular federal income tax liability with respect to sales of the Company's production of natural gas produced from tight gas sand formations, subject to a number of limitations. Fuels qualifying for the Section 29 Tax Credit must be produced from a well drilled or a facility placed in service after November 5, 1990 and before January 1, 1993, and be sold before January 1, 2003.

     The basic credit, which is currently approximately $0.52 per MMBtu of natural gas produced from tight sand reservoirs and approximately $1.03 per MMBtu of natural gas produced from Devonian Shale, is computed by reference to the price of crude oil and is phased out as the price of oil exceeds $23.50 in 1979 dollars (as adjusted for inflation) with complete phaseout if such price exceeds $29.50 in 1979 dollars (as adjusted for inflation). Under this formula, the commencement of phaseout would be triggered if the average price for crude oil rose above approximately $45 per Bbl in current dollars. The Company estimates that it generated approximately $0.9 million of Section 29 Tax Credits in 1996. The Section 29 Tax Credit may not be credited against the alternative minimum tax, but under certain circumstances may be carried over and applied against regular tax liability in future years. Therefore, no assurances can be given that the Company's Section 29 Tax Credits will reduce its federal income tax liability in any particular year. As production from qualified wells decline, the production based tax credit will also decline.

  Texas Severance Tax Abatement

     Production from natural gas wells that have been certified as tight formations or deep wells by the Texas Railroad Commission ("high cost gas wells") and that are spudded or completed during the period from June 16, 1989 to September 1, 1996 qualify for an exemption from the 7.5% severance tax in Texas on natural gas and natural gas liquids produced by such wells prior to August 31, 2001. The natural gas production from wells drilled on certain of the Company's properties in the Austin Chalk area qualify for this tax reduction. In addition, high cost gas wells that are spudded or completed during the period from September 1, 1996 to August 31, 2002 are entitled to receive a severance tax reduction upon obtaining a high cost gas certification from the Texas Railroad Commission within 180 days after first production. The tax reduction is based on a formula composed of the statewide "median" (as determined by the State of Texas from producer reports) and the producer's actual drilling and completion costs. More expensive wells will receive a greater

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
amount of tax credit. This tax rate reduction remains in effect for 10 years or until the aggregate tax credits received equal 50% of the total drilling and completion costs. The reduction in severance taxes for such wells is reflected as a reduction in oil and gas operating expenses and an increase in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (See Note 13).

NOTE 6 -- COMMODITY PRICE RISK MANAGEMENT ACTIVITIES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

  Hedging Transactions

     With the objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in gas and oil prices, the Company has entered into hedging transactions of various kinds with respect to both gas and oil. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. As of December 31, 1996, the Company had entered into hedging transactions with respect to a significant portion of its estimated production for 1997 and to a lesser extent its estimated production for 1998 and 1999. The Company continues to evaluate whether to enter into additional hedging transactions for future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions if market conditions warrant.

The following table and notes thereto cover the Company's pricing and notional volumes on open natural gas and oil commodity hedges as of December 31, 1996:

                                                         PRODUCTION PERIODS
                                                ------------------------------------
                                                 1997      1998      1999     TOTAL
                                                -------   -------   ------   -------
Gas
  Price swaps -- receive fixed price (thousand
     MMBtu)(1)(6).............................   14,305     3,665       --    17,970
     Average price, per MMBtu.................  $  2.10   $  2.01       --   $  2.08
  Collars and options (thousand MMBtu)(2).....    8,350     9,885       --    18,235
     Average floor price, per MMBtu...........  $  2.05   $  1.92       --   $  1.98
     Average ceiling price, per MMBtu.........  $  2.44   $  2.16       --   $  2.29
  Price swaps -- pay fixed price (thousand
     MMBtu)(3)................................    8,777     1,070       --     9,847
     Average price, per MMBtu.................  $  2.20   $  2.30       --   $  2.21
  Basis swaps (thousand MMBtu)(4)(5)..........   35,158    10,950       --    46,108
     Average basis differential, per MMBtu....  $   .20   $   .39       --   $   .25
Oil
  Price swaps -- receive fixed price
     (MBbls)(1)...............................      301        35       --       336
     Average price, per Bbl...................  $ 18.49   $ 18.49       --   $ 18.49
  Collars and options (MBbls)(2)..............      353       242       25       620
     Average floor price, per Bbl.............  $ 18.22   $ 17.21   $17.00   $ 17.78
     Average ceiling price, per Bbl...........  $ 21.16   $ 18.92   $18.50   $ 20.18
  Price swaps -- pay fixed price (MBbls)(3)...       60        --       --        60
     Average price, per Bbl...................  $ 21.70        --       --   $ 21.70

---------------

(1) For any particular swap transaction, the counterpart is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such hedge, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such hedge.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

(2) For any particular collar transaction, the counterparty is required to make a payment to the Company if the average NYMEX Reference Price for the reference period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the average NYMEX Reference Price is above the ceiling price for such transaction.

(3) In order to close certain commodity price hedge positions, the Company entered into various swap positions where the Company is the fixed-price payer on the swap. In these transactions, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is greater than the swap price, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is less than the swap price.

(4) Since most of the Company's gas is sold under spot contracts with reference to Houston Ship Channel prices and substantially all of the Company's hedge transactions are based on the NYMEX Reference Price, the Company has entered into basis swaps that require the counterparty to make a payment to the Company in the event that the average NYMEX Reference Price per MMBtu for a reference period exceeds the average price per MMBtu for gas delivered at the Houston Ship Channel for such reference period by a stated differential, and requires the Company to make a payment to the counterparty in the event that the NYMEX Reference Price exceeds the Houston Ship Channel price by less than a stated differential (or in the event that the Houston Ship Channel price exceeds the NYMEX Reference Price). The Company also sells its Wyoming gas at prices based on the Northwest Pipeline Rocky Mountain Index and has entered into basis swaps that require the counterparty to make a payment to the Company in the event that the NYMEX Reference Price per MMBtu for a reference period exceeds the Northwest Pipeline Rocky Mountain Index Price by more than a stated differential and requires the Company to make a payment to the counterparty in the event that the NYMEX Reference Price exceeds the Northwest Pipeline Rocky Mountain Index Price by less than a stated differential (or in the event that the Northwest Pipeline Rocky Mountain Index Price is greater than the NYMEX Reference Price).

(5) Does not include 3,650 thousand MMBtu of basis swaps in 1997 that are extendable at the election of the counterparty.

(6) Does not include 1,825 and 8,205 thousand MMBtu of swaps in 1997 and 1998, respectively, that are extendable at the election of the counterparty.

     All of the above transactions were carried out in the over-the-counter market, and not on the NYMEX, with financial counterparties having at least an investment grade credit rating. All of these transactions provide solely for financial settlements related to closing prices on the NYMEX.

     In 1995 and 1994, a realized hedging gain of $9.5 million and $550,000, respectively, was included in Commodity Price Risk Management Revenues. At December 31, 1995, the Company had net deferred losses of $145,000 for settled derivative contracts and net deferred premium costs of $86,000, relative to future production periods. The current portion of these amounts are included in other current assets and the long term portion in other assets.

     In 1996, a realized hedging loss of $83,000 was included in Commodity Price Risk Management Revenues. At December 31, 1996, the Company had accrued liabilities of $307,000 for settled derivative contracts and net deferred premium costs of $465,000, relative to future production periods. These amounts are included in Price Risk Management Activities as a current liability and current asset, respectively.

  Non-Hedging Transactions

     As described in Note 2, the Company uses the mark-to-market method of accounting for instruments that do not qualify for hedge accounting. The 1996 results of operations included an

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
aggregate pre-tax loss of $5.9 million related to these activities which included (1) net realized losses on settlements totaling $3.9 million, (2) net premiums received totaling $7.4 million and (3) the unrealized loss resulting from net change in the value of the Company's mark-to-market portfolio of price risk management activities for the year ended December 31, 1996 of $9.4 million, all included in Commodity Price Risk Management Revenues. As a result of the increase in oil and natural gas prices which occurred in the fourth quarter, the Company recorded a fourth quarter pre-tax loss of $8.4 million from Commodity Price Risk Management Activities which included a $4.2 million ($2.77 million net of tax) non-cash charge for unrealized losses related to mark-to-market accounting requirements. At December 31, 1996, the Company's consolidated balance sheet reflects $1.8 million and $11.2 million of price risk management assets and liabilities, respectively, which includes primarily the mark-to-market reserve. The Company had not entered into any financial instruments that did not qualify for hedge accounting prior to 1996.

     The following table and notes thereto cover the Company's pricing and notional volumes on open natural gas and oil financial instruments at December 31, 1996, that do not qualify for hedge accounting:

                                                          PRODUCTION PERIODS
                                                 -------------------------------------
                                                  1997      1998      1999      TOTAL
                                                 -------   -------   -------   -------
Gas
  Straddles (thousand MMBtu)(1)................    1,825        --        --     1,825
     Average price, per MMBtu..................  $  2.24        --        --   $  2.24
  Calls Sold (thousand MMBtu)(2)...............   11,260    10,950        --    22,210
     Average price, per MMBtu..................  $  2.04   $  2.27        --   $  2.15
  Puts Sold (thousand MMBtu)(2)................    5,360     1,093        --     6,453
     Average price, per MMBtu..................  $  1.98   $  2.00        --   $  1.98
  Price swaps -- pay fixed price (thousand
     MMBtu)....................................    5,430        --        --     5,430
     Average price, per MMBtu..................  $  1.99        --        --   $  1.99
Oil
  Calls Sold (MBbls)(2)........................      301        68         6       375
     Average price, per Bbl....................  $ 22.41   $ 22.21   $ 22.00   $ 22.37
  Puts Sold (MBbls)(2).........................       --        60        --        60
     Average price, per Bbl....................       --   $ 19.75        --   $ 19.75

---------------

(1) A straddle is a combination of a put sold and a call sold. The Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the ceiling price or less than the floor price. The Company receives a significant premium upon entering into such contract.

(2) Calls sold or puts sold under written option contracts, in return for a significant premium received by the Company upon initiation of the contract, the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the price of the call sold, or less than the price of the put sold.

  Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                                                 DECEMBER 31, 1996    DECEMBER 31, 1995
                                                 ------------------   -----------------
                                                 CARRYING    FAIR     CARRYING    FAIR
                                                  AMOUNT     VALUE     AMOUNT    VALUE
                                                 --------   -------   --------   ------
                                                             (IN THOUSANDS)
Cash and cash equivalents......................  $43,473    $43,473    $1,556    $1,556
Long-term bank debt............................       --         --    22,000    22,000
Oil and gas commodity -- Hedges................      158     (8,555)      231     9,200
                           -- Non-hedges.......   (9,363)    (9,363)       --        --

     The following methods and assumptions were used to estimate the fair value of the financial instruments summarized in the above table. The carrying values of trade receivables and trade payables included in the accompanying consolidated balance sheets approximated market value at December 31, 1996 and 1995.

  Cash and Cash Equivalents

     The carrying amounts approximate fair value because of the short maturity of those instruments.

  Long-Term Debt

     The fair value of the Company's debt is assumed to be the same as the carrying value because the interest rate is variable and is reflective of market rates.

  Oil and Gas Commodity Financial Instruments

     The estimated fair value of oil and gas commodity financial instruments has been determined by using available market data and applying certain valuation methodologies. In some cases, quotes of termination values were available. Judgment is necessarily required in interpreting market data, and the use of different market assumptions or estimation methodologies could result in different estimates of fair value.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

  Future Contingencies Related to the Moxa Arch Programs

     From 1992 to 1994, the Company established three Moxa Arch investment programs: the 1992 Moxa Arch Drilling Program, the 1993 Moxa Arch Drilling Program, and the Moxa Arch 1992 Offset Drilling Program. The Programs were established to develop certain drilling prospects acquired as a result of a farmout agreement with Amoco Production Company and others. The Company offered certain qualified investors (the Investors) the opportunity to invest in the prospects through participation in the Programs. The Programs have invested $116.6 million in connection with the development of the Moxa Arch Trend of Southwest Wyoming. Through October 30, 1996, the Company owned approximately
55.20 percent of the 1992 Moxa Arch Drilling Program, 32.45 percent of the 1993 Moxa Arch Drilling Program, and 58.21 percent of the Moxa Arch 1992 Offset Drilling Program. On October 31, 1996 the Company purchased from certain third party investors interests (the "Acquired Interests") in the Belco Oil & Gas Corp. 1992, 1993 and 1992 Offset Moxa Arch Drilling Programs. The effective date of the purchase was October 31, 1996 for financial reporting purposes. The Acquired Interests represent incremental working interests in the Company's natural gas wells in the Moxa Arch trend located in Lincoln, Sweetwater and Uinta Counties, Wyoming. The Company paid aggregate cash consideration of $9.9 million plus an 80% participation in potential natural gas price increases (net of incremental production costs) associated with

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
production from the wells through July 31, 1999 (the "Price Participation Right"). After the purchase, the Company's interest in these programs was increased to 81.5% of the 1992 Moxa Arch Drilling Program, 74.0% of the 1993 Moxa Arch Drilling Program, and 80.5% of the Moxa Arch 1992 Offset Drilling Program. The transaction was accounted for using the purchase method of accounting.

     The remaining third party investors in the Programs may "put" their interest to Belco annually through 2003, based upon a valuation by a nationally recognized independent petroleum engineering firm of the discounted net present value of the future net revenues from production of proved reserves attributable to the interests. The put amount is to be calculated based upon certain specified parameters including prices, discount factors and reserve life. No investor under the Programs exercised the put right in 1996. The Company is not obligated to repurchase in any one calendar year more than 30% of the interests originally acquired by the program investors (including, for purposes of this calculation, the Company's interest). The Company's purchase price under the put right has not been calculated given that no investors have exercised such right. However, using reserve values presented in Note 13, Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (SEC basis using year end prices and a 10% discount rate), the maximum purchase price if all remaining investors exercised the put option would not be material to the Company as of December 31, 1996.

  Lease Commitments

     At December 31, 1996, the Company had operating leases covering office space. Minimum rental commitments under such operating leases are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31
                        -----------
  1997......................................................  $ 354
  1998......................................................    365
  1999......................................................    250
                                                              -----
          Total.............................................  $ 969
                                                              =====

     For the years ended December 31, 1996, 1995 and 1994, total rental expense was approximately $329,000, $317,000 and $200,000, respectively.

  Legal Proceedings

     The Company is a named defendant in routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of these matters will have a material adverse effect on the Company.

  Environmental Matters

     The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, which have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. There are no environmental claims pending or, to the Company's knowledge, threatened against the Company. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past noncompliance with environmental laws will not be discovered on the Company's properties.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

NOTE 8 -- CASH FLOW INFORMATION

     The Company paid $4.0 million in income taxes during the 1996 period with the remaining 1996 liability for such taxes due in the first quarter of 1997. No income taxes were paid by the Company in 1995 and 1994 because the applicable taxes were paid by the individual owners of the affiliated entities and properties now included in the Company (See Note 5).

NOTE 9 -- CUSTOMER INFORMATION

  Concentrations of Credit Risk

     The Company's revenues are derived from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure. The Company has not experienced significant credit losses on such sales.

  Major Customers

     Oil and gas sales for 1996 include $44.6 million, $37.7 million and $11.7 million in revenues received from three customers. Also, 1996 revenues included net losses in the amount of $5.9 million related to Commodity Price Risk Management Activities. Oil and gas sales for 1995 include $7.9 million, $21.1 million, $17.2 million and $14.0 million in revenues received from four customers. Also, 1995 revenues include commodity price risk management gains totaling $9.5 million. Oil and gas sales for 1994 include $15.1 million, $7.6 million, $4.9 million and $9.7 million in revenues received from four customers. No other customers individually accounted for 10 percent or more of revenues.

NOTE 10 -- EMPLOYEE BENEFIT PLAN

  Retirement Plan

     The Company adopted a 401(k) and savings plan for its employees on January 1, 1995. The plan qualifies under Section 401(k) of the Internal Revenue Code as a salary reduction plan. Under the plan, but subject to certain limitations imposed under the Internal Revenue Code, eligible employees are permitted to (a) defer receipt of up to 15 percent of their compensation on a pre-tax basis (salary deferral contributions) or (b) contribute up to 10 percent of their compensation to the plan on an after-tax basis. The plan provides for a Company matching contribution in an amount equal to 50 percent of a participant's salary deferral contributions that are not in excess of 6 percent of such participant's compensation. The plan also permits the Company, in its sole discretion, to make a contribution that is allocated on the last day of each calendar year to certain eligible participants. Company matching and discretionary contributions are vested over a period of five years at the rate of 20 percent per year.

     During 1996 and 1995, the Company incurred $62,443 and $37,293, respectively, in connection with this plan.

  Performance Unit Plan

     In 1996, Belco adopted a performance unit plan which is a long-term incentive compensation plan to be administered by the Stock Option Committee of the Board of Directors. All employees of the Company are eligible to receive an award of performance units under the plan. A performance unit has a performance period that is four consecutive calendar years beginning with and including the calendar year in which the performance unit is granted. The value of a performance unit will be determined based on the ranking of the Company's return on Common Stock during an applicable performance period compared to the return on the shares of Common Stock of certain companies

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
with which the Company competes; however, the maximum value is $2.00 per unit. While payments with respect to performance units will normally be made at the end of the four year performance period, pro-rated payments may also be made at an earlier time in the event a participant's employment with the Company is involuntarily terminated without cause or is terminated by reason of retirement, death or disability. Payments with respect to performance units will be made in a single sum and may be made in cash, Common Stock or a combination thereof as the Stock Option Committee in its sole discretion may determine. During 1996, the Company granted 250,000 performance units. As of December 31, 1996 the Company has made no cash payments in connection with this plan.

NOTE 11 -- CAPITAL STOCK

  Exchange Agreement and Public Equity Offering

     On March 29, 1996, the Exchange Agreement was consummated resulting in the issuance of 25,000,000 shares to the Predecessor Owners (See Note 1). In addition, on March 29, 1996, the Company completed its initial public offering issuing 6,500,000 shares at $19 per share. Net proceeds totaled $113.1 million after offering costs of $10.4 million.

  Stock Incentive Plans

     On March 25, 1996, the Company adopted a Stock Incentive Plan (the Plan) under which options for shares of Belco's Common Stock may be granted to officers and employees for up to 2,250,000 shares of Common Stock. Under the Plan, options granted may either be incentive stock options or non-qualified stock options with a maximum term of 10 years and are granted at no less than the fair market of the stock at the date of grant. Options vest 20% per year until fully vested five years from the date of grant.

     A separate plan has been established under which options for shares of Belco's Common Stock may be granted to non-employee directors for up to approximately 158,000 shares of Common Stock. The plan provides that each non-employee director be granted stock options for 3,000 shares annually as of the date of the Annual Meeting. The option price of shares issued is equal to the fair market value of the stock on the date of grant. All options vest 33 1/3% per year, beginning one year from date of grant, until fully vested and expire ten years after the date of grant.

     A summary of the status of the Company's plans (the Plans) as of December 31, 1996 and the changes during the year then ended is presented below:

                                                          NUMBER OF    WEIGHTED AVERAGE
                                                           OPTIONS      EXERCISE PRICE
                                                          ----------   ----------------
Outstanding at beginning of year........................          --        $   --
  Granted...............................................     409,000         20.91
  Exercised.............................................          --            --
  Forfeited.............................................      (8,000)        20.09
  Expired...............................................          --            --
                                                          ----------        ------
Outstanding at end of year..............................     401,000        $20.91
                                                          ==========        ======
Exercisable at end of year..............................          --        $   --
                                                          ==========        ======
Available for grant at end of year......................   1,929,700
                                                          ==========
Weighted average fair value of options granted during
  the year..............................................  $    12.73
                                                          ==========

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                           OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                            --------------------------------------------------   -------------------------------
                                                 WEIGHTED
                                NUMBER           AVERAGE           WEIGHTED          NUMBER          WEIGHTED
                            OUTSTANDING AT      REMAINING          AVERAGE       EXERCISABLE AT      AVERAGE
     RANGE OF PRICES           12/31/96      CONTRACTUAL LIFE   EXERCISE PRICE      12/31/96      EXERCISE PRICE
     ---------------        --------------   ----------------   --------------   --------------   --------------
$19.00....................     310,000             9.25             $19.00             --              $--
$24.06-32.68..............      91,000             9.56              27.40             --               --
                               -------                                                                 ---
                               401,000             9.31             $20.91             --              $--
                               =======

     As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the Plans. Had compensation costs been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's pro forma net income and pro forma earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

Pro Forma Net Income  As Reported...........................    $42,633
                            Pro Forma.......................     42,117
Pro Forma Basic and Diluted Earnings Per Share  As
  Reported..................................................    $  1.42
                                                           Pro
  Forma.....................................................    $  1.40

     The fair value of grants was estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used: risk-free interest rate of 6.74 percent, expected volatility of 31.0 percent, expected lives of 7.5 years and no dividend yield. The pro forma amounts shown above may not be representative of future results since this is the first year for the Plans.

     Under the Stock Incentive Plan, participants may be granted stock without cost (restricted stock). During 1996, 77,300 shares of restricted stock were issued under the Plan. The restrictions on disposition lapse 20% each year and non vested shares must be forfeited in the event employment ceases. Unearned compensation was charged for the market value of the restricted shares at the date the shares were issued. The unearned compensation is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheet and is being amortized ratably as the restrictions lapse. During 1996, $227,000 was charged to expense relating to the Plan.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

NOTE 12 -- SUPPLEMENTAL QUARTERLY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE
           AMOUNTS):

                                                           QUARTERS
                                           ----------------------------------------
                                            FIRST     SECOND      THIRD     FOURTH
                                           -------    -------    -------    -------
                                                         (UNAUDITED)
1996
  Revenues...............................  $28,610    $31,555    $28,027    $28,204
                                           =======    =======    =======    =======
  Costs and Expenses.....................  $12,118    $12,837    $13,206    $13,649
                                           =======    =======    =======    =======
  Pro Forma Net Income...................  $11,066    $12,354    $ 9,782    $ 9,431
                                           =======    =======    =======    =======
  Basic and Diluted Pro Forma Net Income
     Per Share...........................  $  0.44    $  0.39    $  0.31    $  0.30
                                           =======    =======    =======    =======
1995
  Revenues...............................  $15,701    $19,456    $20,728    $22,715
                                           =======    =======    =======    =======
  Costs and Expenses.....................  $ 7,070    $ 8,910    $ 9,015    $11,016
                                           =======    =======    =======    =======
  Pro Forma Net Income...................  $ 5,783    $ 7,066    $ 7,848    $ 8,040
                                           =======    =======    =======    =======
  Basic and Diluted Pro Forma Net Income
     Per Share...........................  $  0.23    $  0.28    $  0.31    $  0.33
                                           =======    =======    =======    =======

     The sum of the individual quarterly pro forma net income per share amounts may not agree with year to date pro forma net income per share as each period's computation is based on the weighted average number of common shares outstanding during that period.

NOTE 13 -- SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCING
           ACTIVITIES (UNAUDITED):

  Capitalized Costs

     The following table sets forth the capitalized costs and related accumulated depreciation, depletion and amortization relating to the Company's oil and gas production, exploration and development activities as of December 31, 1996 and 1995 (in thousands):

                                                                1996        1995
                                                              --------    --------
Proved properties...........................................  $237,150    $152,081
Unproved properties.........................................    77,570      19,927
                                                              --------    --------
Total capitalized costs.....................................   314,720     172,008
Less accumulated depreciation, depletion and amortization...   (86,490)    (45,771)
                                                              --------    --------
Net capitalized costs.......................................  $228,230    $126,237
                                                              ========    ========

  Costs Not Being Amortized

     The following table sets forth a summary of unproved oil and gas property costs not being amortized at December 31, 1996, by the year in which such costs were incurred (in thousands):

                                           1996       1995       1994      1993      TOTAL
                                          -------    -------    ------    ------    -------
Leasehold and seismic...................  $57,568    $10,491    $8,085    $1,426    $77,570

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Costs Incurred

     The following table sets forth the costs incurred in oil and gas acquisition, exploration and development activities as of December 31, 1996, 1995 and 1994 (in thousands):

                                                       1996       1995       1994
                                                     --------    -------    -------
Property acquisitions costs
  Proved.........................................    $  9,871    $    --    $    --
  Unproved.......................................      64,530     13,643     10,916
Exploration costs................................      17,444      2,382      1,727
Development costs................................      50,433     54,451     39,587
Capitalized interest.............................         434        911         --
                                                     --------    -------    -------
          Total costs incurred...................    $142,712    $71,387    $52,230
                                                     ========    =======    =======

  Results of Operations for Oil and Gas Producing Activities

     The following table sets forth revenue and direct cost information relating to the Company's oil and gas exploration and production activities as of December 31, 1996, 1995 and 1994 (in thousands):

                                                       1996       1995       1994
                                                     --------    -------    -------
Oil and gas revenues (including commodity price
  risk management activities)....................    $113,743    $78,247    $40,912
Costs and expenses
  Lease operating expenses.......................       7,024      4,136      3,431
  Production taxes...............................         823      1,688      2,079
  Depreciation, depletion and amortization.......      40,904     27,590     14,072
                                                     --------    -------    -------
Results of operations from producing activities
  before income taxes............................      64,992     44,833     21,330
Pro forma provision for income taxes.............      22,095     14,638      5,756
                                                     --------    -------    -------
Pro forma results of operations from producing
  activities.....................................    $ 42,897    $30,195    $15,574
                                                     ========    =======    =======
Amortization rate per Mcf equivalent,
  recurring......................................    $    .73    $   .64    $   .65
                                                     ========    =======    =======

 Oil and Gas Reserve Information

     The following summarizes the policies used by the Company in preparing the accompanying oil and gas reserves and the changes in such standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in such standardized measure from period to period.

     Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved oil and gas reserve quantities and the related discounted future net cash flows (without giving effect to hedging activities) as of December 31, 1996 and 1995 are based on estimates prepared by Miller & Lents, independent petroleum engineers. Such estimates have been prepared

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
in accordance with guidelines established by the Securities and Exchange Commission (SEC). Reserve estimates for periods prior to December 31, 1995 were not prepared by an independent petroleum engineer. While reserve reports for years ended prior to December 31, 1995 were not prepared contemporaneously, they have been prepared by an in-house engineer on a basis generally consistent with the Miller & Lents report. The Company used the December 31, 1995 Miller & Lents estimates as an initial basis and adjusted such data for actual production and extensions, discoveries and other additions in 1994 to determine the relevant data for each of these periods. The Company also calculated the reserve economics at the end of 1994 using oil and gas prices in effect as of the end of the year.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

     The standardized measure of discounted future net cash flows from production of proved reserves was developed by first estimating the quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions. The estimated future cash flows from proved reserves were then determined based on year-end prices, except in those instances where fixed contracts provide for a higher or lower amount. Estimates of future cash flows applicable to oil and gas commodity hedges have been prepared by the Company and are reflected in future cash flows from proved reserves with such estimates based on prices in effect as of the date of the reserve report. Additionally, future cash flows were reduced by estimated production costs, costs to develop and produce the proved reserves, and when significant, certain abandonment costs, all based on year-end economic conditions. Future net cash flows have been discounted by 10 percent in accordance with SEC guidelines.

     The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

     Under SEC rules, companies that follow full cost-accounting methods are required to make quarterly "ceiling test" calculations. Under this test, proved oil and gas property costs may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, as adjusted for related tax effects and deferred tax reserves. Application of these rules during periods of relatively low oil and gas prices, even if of short-term duration, may result in write-downs.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                    RELATING TO PROVED OIL AND GAS RESERVES
                                 (IN THOUSANDS)

                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                             1996         1995        1994
                                                          ----------    --------    --------
Future cash inflows(2)..................................  $1,071,550    $427,213    $244,782
Future production costs.................................    (253,159)    (96,643)    (55,364)
Future development costs................................     (71,061)    (36,003)     (8,655)
                                                          ----------    --------    --------
Future net inflows before income taxes(2)...............     747,330     294,567     180,763
Discount at 10% annual rate.............................    (331,800)    (88,058)    (70,978)
  Discounted future net cash flows before income
     taxes..............................................     415,530     206,509     109,785
Pro forma discounted future income taxes(1).............    (134,957)    (58,000)    (29,000)
                                                          ----------    --------    --------
Standardized measure of discounted future net cash
  flows.................................................  $  280,573    $148,509    $ 80,785
                                                          ==========    ========    ========

---------------

(1) The earnings of the Company were not subject to corporate income taxes prior to March 29, 1996 as the Company was a combination of nontaxpaying entities. Concurrent with the Exchange Agreement (see Note 1), the Company became a taxable corporation. The estimated pro forma income taxes as of December 31, 1995 and 1994, discounted at 10%, have been presented assuming the Company was a taxable entity for all periods.

(2) Oil and gas commodity hedges included in future cash inflows totaled ($60.8) million, $7.6 million and $14.0 million at December 31, 1996, 1995 and 1994, respectively, and such hedges included in discounted future net cash flows before income taxes totaled ($55.2) million, $7.2 million and $12.4 million at December 31, 1996, 1995 and 1994, respectively.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                       CHANGES IN STANDARDIZED MEASURE OF
                        DISCOUNTED FUTURE NET CASH FLOWS
                                 (IN THOUSANDS)

                                                             1996        1995        1994
                                                           --------    --------    --------
Balance, Beginning of year...............................  $148,509    $ 80,785    $ 61,108
Sales and transfers of oil and gas produced, net of
  production costs.......................................  (111,780)    (72,423)    (35,402)
Net change in sales price and production costs...........   145,133      11,390     (11,205)
Extensions and discoveries...............................   153,920     104,549      38,812
Purchases of minerals in place...........................     7,843          --          --
Changes in estimated future development costs............    24,618       8,655         835
Revisions in quantities..................................    50,309          --          --
Accretion of discount....................................    20,651      10,979       8,511
Other, principally revisions in estimates of timing of
  production.............................................   (81,673)     33,574      23,126
Change in income taxes...................................   (76,957)    (29,000)     (5,000)
                                                           --------    --------    --------
Balance, End of year.....................................  $280,573    $148,509    $ 80,785
                                                           ========    ========    ========

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                          RESERVE QUANTITY INFORMATION

                                PROVED RESERVES

                                                                OIL        GAS
                                                              (MBBLS)    (MMCF)
                                                              -------    -------
Balance at December 31, 1993................................     963      86,854
  Purchases of minerals in place............................      --          --
  Extensions, discoveries and other additions...............   1,657      45,283
  Revisions of previous estimates...........................      --          --
  Sales of minerals in place................................      --          --
  Production................................................    (691)    (17,482)
                                                               -----     -------
Balance at December 31, 1994................................   1,929     114,655
  Purchases of minerals in place............................      --          --
  Extensions, discoveries and other additions...............   1,484     126,562
  Revisions of previous estimates...........................      --          --
  Sales of minerals in place................................      --          --
  Production................................................    (961)    (37,047)
                                                               -----     -------
Balance at December 31, 1995................................   2,452     204,170
  Purchases of minerals in place............................     162      21,993
  Extensions, discoveries and other additions...............   1,411      87,319
  Revisions of previous estimates...........................      96      22,799
  Sales of minerals in place................................      --          --
  Production................................................    (794)    (51,289)
                                                               -----     -------
Balance at December 31, 1996................................   3,327     284,992
                                                               =====     =======
Proved Developed Reserves
December 31, 1993...........................................     938      86,223
December 31, 1994...........................................   1,793     100,113
December 31, 1995...........................................   1,838     140,725
December 31, 1996...........................................   2,070     184,904

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Company, the respective number of shares of Preferred Stock set forth opposite its name below:

                                                                 NUMBER OF
                                                                 SHARES OF
                        UNDERWRITER                           PREFERRED STOCK
                        -----------                           ---------------
Goldman, Sachs & Co. .......................................
Smith Barney Inc............................................
Howard, Weil, Labouisse, Friedrichs Incorporated............
                                                                ----------
          Total.............................................     3,000,000
                                                                ==========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Preferred Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities
dealers at such price less a concession of $       per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the Offering, the Underwriters may purchase and sell the Preferred Stock or Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Preferred Stock or Common Stock and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Preferred Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the Underwriters if such shares of Preferred Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Preferred Stock or Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Prior to this offering of the Preferred Stock, there has been no public market for the Preferred Stock. Application will be made to list the Preferred Stock on the New York Stock Exchange. Certain of the Underwriters have indicated that they currently intend to make a market in the Preferred Stock; however, they are not obligated to do so and any market making with respect to the Preferred Stock may be discontinued at any time without notice.

     The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 450,000 additional shares of Preferred Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Preferred Stock offered. In addition, Robert A. Belfer, the Company's Chairman and Chief Executive Officer, and members of his family have agreed to purchase 600,000 shares of Preferred Stock in the Offering.

     The Company and its executive officers and directors have agreed not to offer to sell, sell, grant any option to purchase or otherwise dispose of any shares of any capital stock of the Company (or securities convertible into, or exchange for capital stock of the Company), directly or indirectly, for a period of 90 days after the date of this Prospectus, without the prior written consent of Goldman, Sachs & Co., except for grants of stock options by the Company to its officers, directors and employees and issuance of stock upon exercise of options held by such persons, and except for shares of capital stock issued by the Company in connection with the acquisition of assets or capital stock of any company engaged in the oil and gas business.

     Certain of the Underwriters have performed investment banking services for the Company for which they received customary compensation.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

PROSPECTUS

                             BELCO OIL & GAS CORP.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                             ---------------------
     Belco Oil & Gas Corp. ("Belco" or the "Company") may offer and sell from time to time, (i) unsecured debt securities, in one or more series, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"),
(ii) shares of preferred stock, par value $.01 per share, in one or more series (the "Preferred Stock"), and (iii) shares of common stock, par value $.01 per share (the "Common Stock"). The Company may offer and sell up to $500,000,000 aggregate public offering price of Debt Securities, Preferred Stock and Common Stock (collectively, the "Securities").

     The specific terms of the particular Securities to be issued will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), which will be delivered together with this Prospectus, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated Debt Securities, currency of payment, maturity, rate or rates (or method of determining the same) and time or times for the payment of interest, if any, any exchangeability or conversion terms or any terms for optional or mandatory redemption or repurchase, or payment of additional amounts or any sinking fund provisions and any other specific terms of such Debt Securities, will be set forth in the Prospectus Supplement, (ii) in the case of Preferred Stock, the specific designation, number of shares and liquidation value thereof and the dividend, liquidation, redemption, voting and other rights, including conversion or exchange rights, if any, and any other special terms, and (iii) in the case of Common Stock, the number of shares. The Prospectus Supplement will also contain information regarding the initial public offering price, the net proceeds to the Company and, where applicable, the United States Federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which the Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.
                             ---------------------
     The Common Stock is traded on the New York Stock Exchange under the symbol "BOG." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
     This Prospectus may not be used to consummate sales of the Securities unless accompanied by a Prospectus Supplement.

               THE DATE OF THIS PROSPECTUS IS DECEMBER 24, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

     IN CONNECTION WITH THIS OFFERING, UNDERWRITERS, IF ANY, MAY OVER-ALLOT OR EFFECT THE TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act (File No. 1-12634) are incorporated by reference in this
Prospectus:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          (c) the Company's Current Reports on Form 8-K dated November 3, 1997 and December 10, 1997; and

          (d) the description of the Common Stock contained in the Registration Statement on Form 8-A.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Secretary, Belco Oil & Gas Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, telephone number (212) 644-2200.

                                  THE COMPANY

     Belco Oil & Gas Corp. is an independent energy company engaged in the exploration for and the acquisition, exploitation, development and production of natural gas and oil properties primarily in the Rocky Mountains, Texas, Oklahoma, Louisiana and Michigan.

     The principal executive offices of Belco are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153, and its telephone number is (212) 644-2200. The "Company" and "Belco" refer to Belco Oil & Gas Corp. and its subsidiaries and predecessors, unless otherwise indicated or the context requires otherwise.

                                USE OF PROCEEDS

     Except as may otherwise be described in the Prospectus Supplement relating to an offering of Securities, the net proceeds from the sale of the Securities offered pursuant to this Prospectus and such Prospectus Supplement will be used for general corporate purposes, which may include the repayment of existing indebtedness and the financing of capital expenditures and acquisitions. Any specific allocation of the net proceeds of an offering of Securities by the Company to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     A description of the Company's ratio of earnings to fixed charges or earnings to combined fixed charges and preferred stock dividends, as applicable, on a consolidated basis, will appear in an applicable Prospectus Supplement.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute either senior debt of the Company ("Senior Debt Securities"), or subordinated debt of the Company ("Subordinated Debt Securities"). Debt Securities may be issued from time to time under one or more indentures, each dated as of a date on or prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued pursuant to separate indentures (respectively, a "Senior Debt Indenture" and a "Subordinated Debt Indenture"), in each case between the Company and a trustee (a "Trustee"), which may be the same Trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The Indentures will be subject to, and will be governed by, the Trust Indenture Act of 1939, as amended. The following summaries of provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination and conversion.

     The Debt Securities may be issued from time to time in one or more series. The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities of all series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described therein.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     General. The Debt Securities will be unsecured senior or subordinated obligations of the Company and may be issued from time to time in one or more series. Unless otherwise indicated in an applicable Prospectus Supplement, the Indentures do not limit the amount of Debt Securities, debentures, notes or other types of indebtedness that may be issued by the Company or any of its subsidiaries nor do they restrict transactions between the Company and its affiliates or the payment of dividends or other distributions by the Company to its stockholders. In addition, other than as may be set forth in any Prospectus Supplement, the Indentures do not and the Debt Securities will not contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

     The rights of the Company's creditors, including holders of Debt Securities, will be limited to the assets of the Company and will not be an obligation of any of its subsidiaries. The operations of the Company are currently conducted almost entirely through subsidiaries. Accordingly, the Company's cash flow and its consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors and tort claimants), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) classification as either Senior Debt Securities or Subordinated Debt Securities and any other terms or provisions of the Offered Debt Securities affecting the ranking or priority of the Offered Debt Securities; (iii) whether the Offered Debt Securities that constitute Subordinated Debt Securities are convertible into Common Stock and, if so, the terms and conditions upon which such conversion will be effected including the initial conversion price and any adjustments thereto in addition to or different from those described herein, the conversion period and other conversion provisions in addition to or in lieu of those described herein; (iv) any limit on the aggregate principal amount of the Offered Debt Securities; (v) whether any of the Offered Debt Securities are to be issuable in global form; (vi) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (vii) the date or dates on which the principal of the Offered Debt Securities is payable; (viii) the rate or rates per annum (or the method by which such will be determined) at which the Offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, on which interest shall be payable and on which a record shall be taken for the determination of holders of Offered Debt Securities to whom such interest is payable or the method by which such rate or rates or date or dates shall be determined or both; (ix) any mandatory or optional sinking fund or analogous provisions; (x) each office or agency where, subject to the terms of the Indentures, the principal of and any premium and interest on the Offered Debt Securities will be payable and each office or agency where, subject to the terms of the Indentures, the Offered Debt Securities may be presented for registration of transfer or exchange; (xi) the right, if any, or obligation, if any, of the Company to redeem the Offered Debt Securities and the period or periods, if any, within which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption;
(xii) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (xiii) the currency or currencies (including composite currencies) in which payment of principal of and any premium and interest on the Offered Debt Securities is payable if other than United States dollars; (xiv) if the amount of payments of principal of and any premium and interest on the Offered Debt Securities are to be determined with reference to an index, the manner in which such amounts are to be determined; (xv) information with respect to book-entry procedures, if any; (xvi) any deletions from, modification of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities; and (xvii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indentures. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

     Debt Securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a Debt Security, including any zero-coupon security, which is issued at a price lower than the amount payable upon the Stated Maturity thereof and which provides that upon redemption or acceleration of the maturity thereof an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms of such Debt Security shall become due and payable. Special United States federal income tax considerations applicable to Debt Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States tax considerations and other terms and restrictions applicable to any Debt Securities which are offered exclusively to United States Aliens or denominated in other than United States dollars, will be set forth in a Prospectus Supplement relating thereto.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security (i) may not be transferred except as a whole and (ii) may only be transferred (A) by the Depositary for such Global Security to its nominee, (B) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (C) by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary (Section 2.8).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payment of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal of, premium, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants. Neither the Company, the Trustee for such Debt Securities, any paying agent nor the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in registered form and in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     Certain Definitions. The following definitions are applicable to the discussions of the Indentures (Article One).

     "Indebtedness," with respect to any person, means:

          (a)(i) the principal of and premium, if any, and interest, if any, on indebtedness for money borrowed of such person, indebtedness of such person evidenced by bonds, notes, debentures or similar obligations, and any guaranty by such Person of any indebtedness for money borrowed or indebtedness evidenced by bonds, notes, debentures or similar obligations of any other person, whether any such indebtedness or guaranty is outstanding on the date of the Indenture or is thereafter created, assumed or incurred, (ii) the principal of and premium and interest, if any, on indebtedness incurred, assumed or guaranteed by such Person in connection with the acquisition by it or any of its subsidiaries of any other businesses, properties or other assets and (iii) lease obligations that such Person capitalizes in accordance with Statement of Financial Accounting Standards No. 13 promulgated by the Financial Accounting Standards Board or such other generally accepted accounting principles as may be from time to time in effect;

          (b) any other indebtedness of such Person, including any indebtedness representing the balance deferred and unpaid of the purchase price of any property or interest therein, including any such balance that constitutes a trade payable, and any guaranty, endorsement or other contingent obligation of such Person in respect of any indebtedness of another that is outstanding on the date of the Indenture or is thereafter created, assumed or incurred by such Person;

          (c) obligations of such Person under interest rate, commodity or currency swaps, caps, collars, options and similar arrangements;

          (d) obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; and

          (e) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clauses (a) through (d) above.

     "Subsidiary" means any corporation of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own voting securities entitling any one or more of the Company and its Subsidiaries to elect a majority of the directors, either at all times or, so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors.

     Events of Default. Unless otherwise specified in the Prospectus Supplement, an Event of Default is defined under each Indenture with respect to the Debt Securities of any series issued under such Indenture as being: (a) default in the payment of any installment of interest upon any of the Debt Securities of such series when due, continued for 30 days; (b) default in the payment of principal of or premium, if any, with respect to Debt Securities of such series when due and payable either at maturity, upon redemption, by declaration or otherwise; (c) default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to Debt Securities of such series when due and payable; (d) default in the performance of any other covenant of the Company applicable to Debt Securities of such series, continued for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding; (e) certain events of bankruptcy, insolvency or reorganization; and (f) default under any bond, debenture, note or other evidence of Indebtedness for money borrowed by the Company (or, in the case of the Senior Debt Indenture, any Subsidiary) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed of the Company (or, in the case of the Senior Debt Indenture, any Subsidiary) resulting in the acceleration of such Indebtedness, or any default in payment of such Indebtedness (after expiration of any applicable grace periods and presentation of any debt instrument, if required), if the aggregate amount of all such Indebtedness that has been so accelerated and with respect to which there has been such a default in payment shall exceed $10,000,000 and there shall have been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted Indebtedness within 10 days after written notice of the type specified in the foregoing clause (d) (Section 5.1).

     If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company (and to the Trustee, if given by the holders), may declare the principal (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately, but the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company and the Trustee, may rescind and annul such declaration and its consequences if all defaults under such Indenture are cured or waived (Section 5.1).

     Each Indenture provides that no holder of any series of Debt Securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such Indenture, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of Debt Securities then outstanding shall have made written request to the Trustee to institute such suit, action or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require with respect thereto and (iii) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the Senior Subordinated Debt Securities, the right of any holder of any Debt Security to receive payment of the principal of, premium, if any, or interest, if any, on such Debt Security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder (Section 5.4). The holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow such direction if the Trustee determines that such action or proceeding is unlawful or would involve the Trustee in personal liability (Section 5.7).

     The Company is required to furnish to the Trustee annually a certificate as to the compliance by the Company with all conditions and covenants under each Indenture (Section 4.3).

     Discharge and Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to each series of Debt Securities as set forth below (Article Ten).

     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due.

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also discharge at any time all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture ("defeasance") if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of Debt Securities. Such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture relating to the Debt Securities of such series, since such a result would not occur under current tax law (Section 10.1).

     Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of any series of Debt Securities: (i) rights of registration of transfer and exchange of Debt Securities of such series, (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series, (iii) rights of holders of Debt Securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, upon the original due dates therefor (but not upon acceleration), and to receive mandatory sinking fund payments thereon when due, if any, (iv) rights, obligations, duties and immunities of the Trustee, (v) rights of holders of Debt Securities of such series as beneficiaries with respect to property so deposited with the Trustee payable to all or any of them and (vi) obligations of the Company to maintain an office or agency in respect of Debt Securities of such series (Section 10.1).

     Modification of the Indenture. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to (a) evidence the assumption by a successor entity of the obligations of the Company under such Indenture, (b) add covenants or new events of default for the protection of the holders of such Debt Securities, (c) cure any ambiguity or correct any inconsistency in the Indenture, (d) establish the form and terms of Debt Securities of any series,
(e) evidence the acceptance of appointment by a successor trustee and (f) secure such Debt Securities (Section 8.1).

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of each series then outstanding and affected, to add any provisions to, or change in any manner the rights of the holders of the Debt Securities of such series; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated final maturity of any Debt Security, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest, if any, thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by the Company, change the coin or currency in which principal, premium, if any, and interest, if any, are payable, reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right to institute suit for the enforcement of any payment or repayment thereof or, if applicable, adversely affect any right of repayment at the option of the holder or (b) reduce the aforesaid percentage in aggregate principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification (Section 8.2).

     The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the written consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby (Section 8.6 of the Subordinated Debt Indenture).

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     Senior Debt Securities will be issued under the Senior Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Company.

PROVISIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED DEBT SECURITIES

     Certain Definitions. For purposes of the following discussion, the following definitions are applicable (Article One of the Subordinated Debt Indenture).

     "Senior Indebtedness" is defined in the Subordinated Debt Indenture as Indebtedness of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and
(e) trade payables.

     "Senior Subordinated Indebtedness" means the Subordinated Debt Securities and any other Indebtedness of the Company that ranks pari passu with the Subordinated Debt Securities. Any Indebtedness of the Company that is subordinate or junior by its terms in right of payment to any other Indebtedness of the Company shall be subordinate to Subordinated Indebtedness unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that such Indebtedness (i) is to rank pari passu with other Senior Subordinated Indebtedness and (ii) is not subordinated by its terms to any Indebtedness of the Company which is not Senior Indebtedness.

     "Subordinated Indebtedness" means the Subordinated Debt Securities, any other Senior Subordinated Indebtedness and any other Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness.

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Company, and the Subordinated Debt Securities shall in all respects rank pari passu with all other Senior Subordinated Indebtedness. If (i) the Company should default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to Senior Indebtedness shall occur and the maturity of such Senior Indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or such acceleration shall have been rescinded or such Senior Indebtedness has been paid in full, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) (Sections 13.1 and 13.4 of the Subordinated Debt Indenture).

     If any default (other than a default described in the preceding paragraph) shall occur under the Senior Indebtedness, pursuant to which the maturity thereof may be accelerated immediately or the expiration of any applicable grace periods occurs (a "Senior Nonmonetary Default"), then, upon the receipt by the Company and the Trustee of written notice thereof (a "Payment Notice") from or on behalf of holders of such Senior Indebtedness specifying an election to prohibit such payment and other action by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the "Payment Blockage Period") commencing on the date of receipt of such Payment Notice and ending on the earlier of (i) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Indebtedness to which such Senior Nonmonetary Default relates is discharged or (ii) the 179th day after the date of receipt of such Payment Notice unless the maturity of any Senior Indebtedness has been accelerated or a default of the type described in clause (e) under the caption "Events of Default" has occurred and is continuing. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Securities after such Payment Blockage Period. No new payment Blockage Period may be commenced unless and until 360 days have elapsed since the date of commencement of the Payment Blockage Period resulting from the immediately prior Payment Notice. No nonpayment default in respect of Senior Indebtedness that existed or was continuing on the date of delivery of any Payment Notice to the Company and the Trustee shall be, or be made, the basis for a subsequent Payment Notice unless such default shall have been cured or waived for a period of no less than 90 days.

     If (i) (A) without the consent of the Company, a receiver, conservator, liquidator or trustee of the Company or of any of its property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (B) the Company is adjudicated bankrupt or insolvent or (C) any of its property is sequestered by court order and such order remains in effect for more than 60 days or (D) a petition is filed against the Company under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; or (ii) the Company (A) commences a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to itself or its debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or (B) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or (C) fails generally to, or cannot, pay its debts generally as they become due or (D) takes any corporate action to authorize or effect any of the foregoing; or (iii) any Subsidiary of the Company takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause (i) or (ii), then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of Subordinated Debt Securities on account of the principal of, premium, if any, or interest, if any, on such Subordinated Debt Securities. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities of any series will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, premium, if any, and interest, if any, on the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations (Section
13.1 of the Subordinated Debt Indenture).

     If any payment or distribution of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Debt Indenture, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full (Section 13.1 of the Subordinated Debt Indenture).

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Event of Default (as defined in the Subordinated Debt Indenture) or limit the right of acceleration in respect of the Subordinated Debt Securities.

     Conversion. The Prospectus Supplement may provide for a right of conversion of Subordinated Debt Securities into Common Stock (or cash in lieu thereof). The following provisions will apply to Debt Securities that are convertible Subordinated Debt Securities unless otherwise provided in the Prospectus Supplement for such Debt Securities.

     The holder of any convertible Subordinated Debt Securities will have the right exercisable at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company, to convert such Subordinated Debt Securities into shares of Common Stock at the conversion price set forth in the Prospectus Supplement, subject to adjustment. The holder of convertible Subordinated Debt Securities may convert any portion thereof which is $1,000 in principal amount or any integral multiple thereof.

     In certain events, the conversion price will be subject to adjustment as set forth in the Subordinated Debt Indenture. Such events include the issuance of shares of Common Stock of the Company as a dividend or distribution on the Common Stock; subdivisions and reclassifications of the Common Stock; the issuance to all holders of Common Stock of rights or warrants entitling the holders thereof (for a period not exceeding 45 days) to subscribe for or purchase shares of Common Stock at a price per share less than the then current market price per share of Common Stock (as determined pursuant to the Subordinated Debt Indenture); and the distribution to holders of Common Stock of evidences of indebtedness, equity securities (including equity interests in the Company's Subsidiaries) other than Common Stock, or other assets (excluding cash dividends) or rights or warrants to subscribe for securities (other than those referred to above). No adjustment of the conversion price will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price or rate. The Company has been advised by its counsel, Vinson & Elkins L.L.P., that certain adjustments in the conversion price or conversion rate in accordance with the foregoing provisions may result in constructive distributions to either holders of the Subordinated Debt Securities or holders of Common Stock which would be taxable pursuant to Treasury Regulations issued under Section 305 of the Internal Revenue Code of 1986, as amended. The amount of any such taxable constructive distribution would be the fair market value of the Common Stock which is treated as having been constructively received, such value being determined as of the time the adjustment resulting in the constructive distribution is made.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based on the then current market price for the Common Stock. Upon conversion, no adjustments will be made for accrued interest or dividends, and therefore convertible Subordinated Debt Securities surrendered for conversion between the record date for an interest payment and the interest payment date (except convertible Subordinated Debt Securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive.

     In the case of any consolidation or merger of the Company (with certain exceptions) or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety to any Person, each holder of convertible Subordinated Debt Securities, after the consolidation, merger, conveyance, transfer or lease, will have the right to convert such convertible Subordinated Debt Securities only into the kind and amount of securities, cash and other property which the holder would have been entitled to receive upon or in connection with such consolidation, merger, conveyance, transfer or lease, if the holder had held the Common Stock issuable upon conversion of such convertible Subordinated Debt Securities immediately prior to such consolidation, merger, conveyance, transfer or lease.

CONCERNING THE TRUSTEE

     Pursuant to the Trust Indenture Act of 1939, as amended, should a default occur with respect to either the Senior Debt Securities or the Subordinated Debt Securities, the Trustee would be required to resign as Trustee under one of the Indentures within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is currently authorized to issue 120,000,000 shares of its Common Stock, par value $.01 per share, of which 31,582,000 shares were outstanding on November 30, 1997, and 10,000,000 shares of Preferred Stock, par value $.01 per share, none of which were outstanding on such date. As of November 30, 1997, the Company had outstanding 1,666,667 warrants to purchase an equal number of shares of Common Stock at an exercise price of $27.50 (the "Warrants"). The Warrants are exercisable for three years after the date of issuance commencing one year after the date of issuance. The number of shares of Common Stock into which each Warrant is exercisable as well as the exercise price are subject to adjustment in the case of stock dividends, subdivisions, combinations and reclassifications.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders and are not entitled to cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of holders of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by the Board of Directors in its sole discretion. The Board of Directors is authorized to fix and determine variations in the voting power, designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, rights to receive dividends or assets upon liquidation, rights of conversion into Common Stock or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights. Shares of Preferred Stock or any series thereof may have full or limited voting powers, or be without voting powers.

     Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some majority of the stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then market price for such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or the regulations of the exchange on which its Common Stock is listed.

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of a series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The following description of the Preferred Stock summarizes certain provisions of the Company's Articles of Incorporation and is subject to and qualified in its entirety by reference to the Articles of Incorporation.

     General. Under the Company's Articles of Incorporation, the Board of Directors is authorized, without further approval of the stockholders, to issue Preferred Stock in series and with respect to each series, to fix its designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, qualifications, limitations and restrictions. It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock and other series of Preferred Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock and other series of Preferred Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock and other series of Preferred Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock and other series of Preferred Stock; and (iv) limitation on the right of holders of Common Stock and other series of Preferred Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

     The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock, the number of shares offered and the liquidation value thereof; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate; (iv) the liquidation preference thereof; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange provisions of such Preferred Stock; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of the Preferred Stock, if any. Holders of Preferred Stock will have no preemptive rights to subscribe for or purchase shares of capital stock.

     Dividend Rights. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period.

     No full dividends will be declared or paid or set apart for payment on preferred stock of any series ranking, as to dividends, on a parity with or junior to any series of Preferred Stock for any period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment on such series of Preferred Stock for the then-current dividend period and, if such Preferred Stock is cumulative, all other dividend periods terminating on or before the date of payment of such full dividends. When dividends are not paid in full upon any series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends with such series of the Preferred Stock, all dividends declared upon such series of the Preferred Stock and any other preferred stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of the Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accrued dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, per share on such series of the Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full dividends, including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend periods, on all outstanding shares of any series of the Preferred Stock have been paid or declared and set aside for payment, no dividends (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into, Common Stock or another stock ranking junior to such series of the Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distributions made upon the Common Stock or any other stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation, nor will any Common Stock or any other stock of the Company ranking junior to or on a parity with such series of the Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for stock of the Company ranking junior to such series of the Preferred Stock as to dividends and upon liquidation). No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments which may be in arrears.

     The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period longer or short other than a full dividend period shall be computed on the basis of 30-day months and a 360-day year.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all the property or business of the Company nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

     Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

     In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of the Preferred Stock have not been paid, such series of the Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of such series of the Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of the Preferred Stock.

     Conversion or Exchange Rights. The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of such series are convertible into, or exchangeable for, securities of the Company or another person.

     Voting Rights. Unless otherwise determined by the Board of Directors and indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, the holders of the Preferred Stock will not be entitled to vote, except as set forth below or except as expressly required by applicable law. In the event the Company issues shares of any series of Preferred Stock with voting rights, including any voting rights in the case of dividend arrearages, unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in such series, not on the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

     Except as otherwise set forth in a Prospectus Supplement, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of any series of Preferred Stock, voting as a separate class, will be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of the Articles of Incorporation that will (i) increase or decrease the aggregate number of authorized shares of such series or of Preferred Stock,
(ii) increase or decrease the par value of the Preferred Stock, (iii) effect an exchange, reclassification or cancellation of all or part of the shares of such series or of the Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into the shares of such series or of Preferred Stock, (v) change the designations, preferences, limitations or relative rights of the shares of such series or the Preferred Stock, (vi) change the shares of such series or the Preferred Stock into the same or a different number of shares of the same class or series or another class or series, (vii) create a new class or series of shares having rights and preferences equal, prior or superior to the shares of such series or the Preferred Stock, or increase the rights and preferences of any class or series having rights and preferences equal, prior or superior to the shares of such series or the Preferred Stock, or increase the rights and preferences of any class or series having rights or preferences later or inferior to the shares of such series or the Preferred Stock in such a manner as to become equal, prior or superior to the shares of such class or series, (viii) divide the shares of Preferred Stock into series and fix and determine the designation of such series and the variations in the relative rights and preferences between the shares of such series, (ix) limit or deny the existing preemptive rights of the shares of such series or of the Preferred Stock, or (x) cancel or otherwise affect dividends on the shares of such series or the Preferred Stock that had accrued but had not been declared. The foregoing provisions are not applicable to the designation of any series by the Board of Directors in the manner described under the heading "General" above. If the holders of the outstanding shares of Preferred Stock are entitled to vote as a class on a proposed amendment and the amendment would affect all series of such class (other than any series of which no shares are outstanding or any series that is not affected by the amendment) equally, then the holders of the separate series shall not be entitled to separate class votes, but shall instead vote together as one class. Notwithstanding the foregoing, the approval of a proposed amendment to the Articles of Incorporation that would solely effect changes in the designations, preferences, limitations and relative rights, including voting rights, of one or more series of shares that have been established by the Board of Directors as described above under the heading "General," shall not require the approval of the holders of the outstanding shares of any class or series other than such series if the preferences, limitations and relative rights of such series after giving effect to such amendment and of any series that may be established as a result of a reclassification of such series are, in each case, within those permitted to be fixed and determined by the Board of Directors with respect to the establishment of any new series of shares pursuant to the authority granted the Board of Directors as described above under the heading "General."

AUTHORIZED BUT UNISSUED SHARES

     Authorized but unissued shares of Common Stock or Preferred Stock can be reserved for issuance by the Board of Directors from time to time without further stockholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Bank of New York, New York, New York.

ANTI-TAKEOVER PROVISIONS

     Nevada's "Combination with Interested Stockholders Statute," "Nevada Revised Statutes sec. 78.411-78.444, which applies to any Nevada corporation subject to the reporting requirements of section 12 of the Securities Exchange Act of 1934, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to or with an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,
(c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would result in increasing the proportion of shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits by an "interested stockholder," except proportionately as a stockholder, of any loans, advances or other financial benefits provided by the corporation. An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, the combination may be consummated after the three year period expires of either (a)(i) the board of directors of the corporation approved, prior to such person becoming an interested stockholder, the combination or the purchase of Shares by the interested stockholder or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than three years after the date the interested stockholder became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Section 78.441 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" would not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's "Control Share Acquisition Statute," Nevada Revised Statute sec. 78.378-78.3793, prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. The Company does not intend to "do business" in Nevada within the meaning of the Control Share Acquisition Statute. Therefore, it is unlikely that the Control Share Acquisition Statute will apply to the Company. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares with it acquired in the transaction taking it over the threshold or within ninety days thereof become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition. If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its Articles or Bylaws, call certain of the acquiror's shares for redemption at the average price paid for the control shares by the acquiror. The Company's Articles and Bylaws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid by the acquiror in the transaction subjecting the acquiror to the statute).

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company, or purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or the purchasers of Securities, as the case may be, and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter with respect to a sale of Securities will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement relating to such Securities.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Securities, the obligations of the underwriters to purchase such series of Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Securities will be obligated to purchase all of the Securities of such series allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

     The Securities (other than the Common Stock), when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against or contribution toward certain liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENT

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for the Company by Woodburn & Wedge, Reno, Nevada, and Vinson & Elkins L.L.P., Houston, Texas, and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable Prospectus Supplement. Certain legal matters with respect to certain of the Securities may be passed upon for the underwriters or agents by Andrews & Kurth L.L.P., Houston, Texas. Andrews & Kurth L.L.P. from time to time acts as counsel to the Company with respect to certain matters.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The information incorporated by reference in this prospectus regarding proved reserves as of December 31, 1996 and the related future net revenues and the present value thereof is derived, as and to the extent described herein, from the reserve report prepared by Miller and Lents, Ltd., independent oil and gas consultants, and, to such extent, are included herein in reliance upon the authority of such firm as experts with respect to such report.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
        PROSPECTUS SUPPLEMENT
Summary...............................   S-3
Forward-Looking Statements............  S-11
Risk Factors..........................  S-11
Use of Proceeds.......................  S-18
Capitalization........................  S-19
Price Range of Common Stock...........  S-20
Dividend Policy.......................  S-20
Selected Historical Financial Data....  S-21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-22
Business and Properties...............  S-31
Management............................  S-54
Description of Preferred Stock........  S-58
Certain Federal Income Tax
  Considerations......................  S-64
Legal Matters.........................  S-67
Experts...............................  S-67
Glossary of Oil and Gas Terms.........  S-68
Index to Financial Statements.........   F-1
Underwriting..........................   U-1
              PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
The Company...........................     3
Use of Proceeds.......................     3
Description of Debt Securities........     4
Description of Capital Stock..........    14
Plan of Distribution..................    21
Validity of Securities................    22
Experts...............................    22

======================================================
======================================================

                                3,000,000 SHARES

                             BELCO OIL & GAS CORP.

                        $   CONVERTIBLE PREFERRED STOCK
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
                             ----------------------

                                      LOGO

                             ----------------------
                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED
======================================================